
11006840


NVIDIA

NVIDIA CORPORATION

2011 ANNUAL REVIEW,
NOTICE OF ANNUAL MEETING,
PROXY STATEMENT AND FORM 10-K

FROM SUPER PHONES TO SUPERCOMPUTERS, NVIDIA POWERS THE WORLD'S MOST INSPIRING DEVICES.

Since awakening the industry in 1999 to the power of computer graphics with the invention of the GPU, NVIDIA has consistently set new standards in visual computing. This expertise, initially focused on computer gaming, has led to breakthroughs in parallel processing for high-performance computing. While our demanding customers are as diverse as video-hungry teenagers, style-setting designers and prize-winning scientists, we serve them all with a singular passion—for excellent performance, rigorous power efficiency and continual innovation.







GEFORCE IGNITES PC GAMING. MORE THAN ONE BILLION GEFORCE GPU'S HAVE BEEN SOLD OVER THE PAST 12 YEARS.

The devotion the brand stirs goes beyond customer loyalty. Fans have had the GeForce logo tattooed on their arm and shaved in their hair. The vivid graphics and seamless video fueled by NVIDIA® GeForce® technology delivers exceptional visual experiences for those looking to play state-of-the-art PC games, edit video and stream high-definition movies. Among the many market-leading innovations enabled by GeForce technology are: the NVIDIA PhysX® engine, which allows game developers to create virtual worlds that mirror dynamics of the real world; NVIDIA 3D Vision™ technology, which provides an immersive 3D experience on PCs by using specially designed active-shutter glasses; and NVIDIA Optimus™, an innovative laptop technology that extends battery life without compromising graphics performance.



▲ Epic Games' Unreal Engine 3, the world's most popular gaming engine, was built to support such leading NVIDIA technologies as DX11 tessellation, PhysX and 3D Vision.

GEFORCE


You Tube
Home
Browse
Your Channel
verizon
03:54
Gramps
07:42
Backyard Party
00:42
Art Exhibit
05:22
Bonfire
02:21
Beautiful view
05:42
California 2010
06:12
Marketing Seminar

▾ Verizon Motorola XOOM tablet


AT&T
MOTOROLA

▴ AT&T Motorola Atrix 4G super phone with Lapdock

TEGRA IS REVOLUTIONIZING MOBILE COMPUTING AND POWERING A NEW WAVE OF SUPER PHONES AND TABLETS.

A thumbnail-sized chip with eight specialized processors, NVIDIA Tegra™ fuels the new generation of super phones, tablets, as well as in-car safety and infotainment systems. Tegra incorporates the world's first mobile dual-core CPU, with up to two-times faster Web browsing support for full Adobe Flash, plus unprecedented multitasking capabilities. It is also equipped with a GeForce GPU, which provides stunningly rich visual experiences and console-quality gaming. Among the first super phones to utilize the Tegra processor are the Motorola Atrix 4G and the LG Optimus 2X. The chip also powers many tablets running on the new Android 3.0, or Honeycomb, operating system, such as the Motorola XOOM, LG Optimus Pad and Samsung Galaxy Tab 10.1.



Vodaphone Samsung Galaxy Tab 10.1 tablet


T · Mobile·
10:02 PM
Messaging
Email
Market
Music

T-Mobile G2X with Google by LG

QUADRO IS THE INDUSTRY STANDARD FOR ENGINEERING, DESIGN, MEDICAL IMAGING AND FILM PRODUCTION.

Animators, broadcasters, visual-effects artists and industrial designers overwhelmingly use NVIDIA Quadro® processors to create and visualize complex projects. Products ranging from such massive undertakings as skyscrapers and airplanes to everyday items like tennis shoes and plastic bottles take shape on Quadro-powered software. NVIDIA Fermi-class processors leverage the CUDA® parallel-computing architecture to enhance workstations, delivering both advanced visualization and high-performance simulation capabilities. This unique processor gives automotive designers the ability to view their creations photorealistically, as well as to model airflow around the vehicle; and it provides engineers with the ability to analyze and visualize data critical to guiding oil & gas exploration.



NVIDIA

"Iron Man 2" image courtesy of Double Negative Visual Effects. © Marvel and Paramount.

▾ Quadro accelerates visualization across a wide range of professional fields, facilitating new insights and enabling work to be done faster and with greater precision.



Tesla processors power the world's fastest supercomputer, China's Tianhe-1A, used for large-scale scientific computation. Supercomputing has broad applications in such fields as drug design and seismic imaging, as depicted in the inset pictures.

TESLA IS AT THE FOREFRONT OF SUPERCOMPUTING, COMBINING TOP PERFORMANCE WITH ENERGY EFFICIENCY.

NVIDIA Tesla™ processors enable scientists to address the most challenging problems in science—in such fields as climate modeling, space exploration, medical imaging and computational biology. Tesla solutions power the world's fastest supercomputer, China's Tianhe-1A, a 2.5 petaflop system that uses more than 7,000 Tesla GPUs and is three times more power efficient than a CPU-only system. Tesla GPUs are also behind two other systems that are among the world's five fastest supercomputers. Their massively parallel architecture divides complex computing problems into thousands of smaller tasks and processes them simultaneously, leading to performance increases of 10 to 100 times. This enables computing problems to be solved in minutes instead of hours, dramatically outpacing traditional computing with CPUs alone.


1400
1200
1000



DEAR FELLOW STAKEHOLDERS,

This was one of the most important years in NVIDIA's history. While extending our leadership in computer graphics, we expanded our reach and began realizing our vision to help revolutionize the computer industry.

Foreseeing the importance of energy efficiency, we set out half a decade ago to build high-end parallel and mobile processors. These ground-breaking initiatives sought to address two of our fundamental convictions: that power will limit the number of computers in large data centers, and that energy efficiency will define our experience with mobile devices.

These beliefs turned out to be well placed. And, with both products on the market, we began to achieve major wins.

Results in the fourth quarter provided a glimpse of their potential. Net profit more than doubled to $172 million from the previous quarter, and gross margin hit a record 48.1 percent. For the full year, net profit totaled $253 million, from 2010's $68 million loss, as revenue rose 6.5 percent to $3.54 billion.

In many respects, the fourth quarter marked the beginning of a new NVIDIA. Our coming-out party was this year's International Consumer Electronics Show, where major news was announced:

- OEMs announced a range of super phones incorporating the NVIDIA Tegra 2 mobile super chip, making it the show's runaway hit.
- We unveiled Project Denver, a secret NVIDIA-built custom CPU based on ultra energy-efficient ARM architecture.
- Microsoft underscored Project Denver's importance, disclosing that the next generation of Windows will, for the first time, run on ARM architecture.

And less than a week later, NVIDIA entered into a significant cross-licensing agreement with Intel. This provides us with access to all of Intel's technologies to build our own processors, as well as $1.5 billion in licensing payments over six years.



TESLA GPU
1 billion transistors
512 processors



TEGRA SYSTEM-ON-A-CHIP
241 million transistors
8 processors

▲ NVIDIA is the only company in the world that makes highly energy-efficient processors which both fit in your pocket and power your datacenter. The Tesla GPU is designed for high-performance computing, and the Tegra chip is used in mobile devices.

A NEW COMPUTING REVOLUTION

After a 30-year run with the PC at the center of innovation, the computer industry is being rocked by dramatic changes.

In this new world, PCs will remain the main platform for creative expression. But the devices most central to our lives will be super phones and tablets. They will be our most personal computers.

Just as the PC revolution once transformed the computer industry, the mobile computing revolution will have equally far-reaching impact.

Consider....These handheld computers are created by phone companies, not traditional OEMs. We buy them from carriers—not just retailers. We use them to enjoy books, games, music, and apps downloaded from a digital store—not shrink-wrapped software. And their architecture is based on processors like Tegra, which are entire computers on a thumbnail-size chip incorporating ARM CPUs, not x86-compatible CPUs.

Nearly everything about these devices is different, including the way we will use them.

In the future, you'll be able to hold up your phone to a Chinese menu and see it instantly translated into a chosen language. You may be able to use it to take your pulse, gauge your blood pressure, and perhaps even measure blood-sugar levels.

You'll be able to use your tablet's video camera to view your living room. Magically, a computer-generated 3D image of the coffee table you are thinking about buying will appear in the room. You will be able to wander, and by looking through the tablet, view the table from varying angles.



Jen-Hsun Huang – Co-founder, President and Chief Executive Officer

This and so much more will be possible. But delivering on the full promise of mobile computing will require a new class of processor—one that provides supercomputing capabilities yet sips tiny amounts of power.

We believe the most energy-efficient architecture for this challenge is a GPU. It works in parallel, breaking down a large challenge into small tasks that can be handled simultaneously by hundreds of tiny processors.

A CULTURE OF REINVENTION

Realizing the potential of mobile computing plays to NVIDIA's strengths. And we have demonstrated our adaptability to seize new opportunities by repeatedly reinventing ourselves.

Back in 1993, we launched our three-man startup to revolutionize PC graphics, believing that the PC would become a consumer device for enjoying games and multimedia. This, in time, became a massive industry, leading us to $1 billion in revenue faster than any semiconductor company in history.

In the early 2000s, we invented the programmable graphics processor, giving software developers an infinitely flexible palette for expressing their artistic vision. This expanded our reach into using computer graphics for creating movies, revealing 3D medical images and styling cars. We became a GPU company, ultimately reaching $4 billion in revenue.



NVIDIA's Tegra Zone app provides a curated collection of the best Android games for Tegra-powered devices.

NVIDIA's latest reinvention is based on energy-efficient high-performance processors that are 100-times more energy efficient than a PC. This opens a new, massive growth opportunity for us. Within just a few years, 2.5 billion phones will be sold annually, each a mobile computer. Our opportunity will, thus, increase sixfold, to a total addressable market of some $30 billion.

TEGRA SUPER CHIPS

Already, today's market for super phones is growing exponentially. The device's ability to deliver high-definition video chat, console-quality multi-player gaming and Web browsing is capturing many millions of customers each month.

Tegra, which has earned a reputation as the most advanced processor of its kind, was the first to bring dual-core CPUs to mobile devices.

We have design wins with a large number of partners. Some are long-time collaborators, such as Acer, ASUS, Dell and Toshiba. Others are first-time partners in new industries that we are now able to serve, such as LG, Motorola and Samsung.

Although relatively new to the mobile field, we have key capabilities that matter greatly as the mobile industry converges with the computer industry. Among them: our deep expertise in computing and graphics; our fast, precise product-execution cycle times honed from years of building advanced technologies for PCs; and our extensive intellectual property.

At the recent Mobile World Congress, in Barcelona, we unveiled our roadmap for future generations of the Tegra chip. With the cadence of a new processor every year, we expect to see a fivefold improvement in performance in the next generation version due out later this year, and a 75-fold increase in five years.

STRENGTH IN CORE MARKETS

Even as we were reinventing NVIDIA and expanding our growth opportunities this year, we extended our leadership in visual computing.

The GeForce brand has long been the top choice for gamers, and with the GTX 500 NVIDIA Fermi generation of GPUs, we continue to lead the industry. This line offers exceptional speed, a revolutionary new GPU capability called tessellation, and further advances in immersive gameplay. Its flagship, the GTX 580, is widely regarded by enthusiasts and reviewers as the world's fastest, most advanced GPU.

GeForce's promise is to delight gamers. And that starts with great games. The fastest-growing genre in PC gaming is massively multiplayer online games, or MMO, and its most popular title is World of Warcraft, with more than 12 million players worldwide. This year, its creator, Blizzard, released two highly anticipated PC games: StarCraft 2 and World of Warcraft Cataclysm.

StarCraft 2 sold more than a million copies in its first 24 hours, making it the fastest-selling real-time strategy game ever. And World of Warcraft:

Cataclysm sold 3.3 million units in its first day, making it the fastest-selling PC game ever. Franchises like Starcraft and World of Warcraft illustrate the vibrancy of GeForce's market.

Another illustration is that we recently celebrated shipment of our one-billionth GeForce GPU with Taiwan Semiconductor Manufacturing Company Ltd., a partner that has been critical to our success.

Beyond building the most advanced GPUs, we continued to create technologies that bring new experiences to PC gamers. 3D Vision, the world's best stereoscopic 3D experience, immerses them fully in a virtual world. Just two years after its introduction, 3D Vision is now supported by more than 1,000 individual products from dozens of suppliers, including games, projectors, TVs, cameras, and desktop and laptop screens. We also launched 3DVisionLive.com, an online community where users can share 3D content.

In an emerging trend, PCs are pulling away from consoles as the platform of choice for serious gamers, accelerated by unique features like tessellation, 3D Vision and the use of multiple 3D screens at once.

Even as the GeForce GPU continues to lead the market, our Quadro brand remains the industry standard for graphics professionals. They use workstations to speed work in product design, visual effects for film production, video editing and advanced visualization.



For the second consecutive year, every film nominated for an Oscar in the Best Visual Effects category featured magic made possible by Quadro. The international virtual space expedition to Mars is harnessing the power of Quadro systems to simulate a 520-day manned flight. And Quadro enabled Glassworks in the UK, together with University College London Hospitals, to create a computer-generated heart model that beats in real time, showing changes in the heart's shape during the cardiac cycle. Physicians can now study the beating heart in ways never before possible.

Another breakthrough for us this year was the introduction of computational visualization, which promises to revolutionize computer graphics, just as our programmable shading once did. Fermi-generation GPUs can rapidly generate a photorealistic image that simulates the path of light and material properties in a particular environment—a process called ray tracing. By accomplishing this at a rate of several images a second, rather than an image every several hours, Quadro processors transform how designers and artists enhance their digital creations.





Tesselation provides a nearly infinite level of detail to what had been coarse 3D models. In the Unigine Heaven benchmark, shown above, a mythical village is brought to life with volumetric clouds and advanced compute shaders.



Tesla GPUs, which provide exceptional power and fuel efficiency, now run three of the world's most powerful supercomputers.

ACCELERATING SCIENTIFIC DISCOVERY

The growing ambitions of scientists and researchers to tackle enormous challenges—modeling cell mutation, predicting weather, manipulating nanomaterials to create lightweight parts for fuel-efficient cars—make processing power more important than ever as a tool for discovery. Computation has become so fundamental to the scientific process that it has come to be called the third pillar of science, together with theory and experimentation.

To meet this challenge, NVIDIA created a new breed of parallel-processing GPUs that work not just with the pixels of an image but with numerical data. This parallel computing architecture is called CUDA.

Among its most important applications are in the medical field. Researchers at University of California, San Diego's Radiation Oncology Department have shown that GPUs can cut the amount of radiation used in CT scans by up to 72 times. A team from Harvard and Brigham & Women's Hospital has found a way to create 3D images of a patient's arteries, providing a non-invasive way to locate potentially lethal plaque. And researchers in Montpellier, France, use GPUs to virtually still a beating heart, enabling surgeons to treat patients by guiding robotic arms that predict and adjust for movement.

A sign of CUDA's growing importance was our second annual GPU Technology Conference, held in San Jose, Calif. Attendance grew 50 percent from the previous year and the number of submitted papers increased fivefold. Prominent scientists delivered talks on such diverse fields as self-driven cars; computational photography that enables changes to be made in focus, depth of field and lighting on already-captured images; and computational finance applied to stock-options pricing.

The adoption of our Tesla processors by top supercomputing centers indicates the importance of GPUs in the future of high-performance technical computing. By adding GPUs to CPU clusters, standard enterprise servers can be transformed into supercomputing servers.

This new architecture has wide appeal. Standard CPU clusters can serve the email and database needs for a multinational's employees. And specialized CPU/GPU clusters can be used by the company's engineers and researchers for product development. With CUDA GPU computing, we have made it possible for supercomputers to achieve performance levels never before possible, while keeping them widely affordable.

One of the most significant achievements of GPU computing was news that Tesla processors helped power the world's fastest supercomputer—China's 2.5 petaflop Tianhe-1A supercomputer—as well as two other systems on the list of the world's five top supercomputers.



Through Project Inspire, NVIDIA employees volunteer in their local community to drive transfomative projects with lasting impact.

LARGER COMMUNITY

Commitment to supporting the larger community, particularly those areas in which we operate, remains central to who we are.

Last year, the number of our offices where local employees participated in a charitable event near their offices rose from 12 to 18, and volunteerism increased 20 percent. We continued Project Inspire, which employees forego an annual holiday party and instead participate in a program that benefits their local community.

Our flagship initiative in Santa Clara, Calif., drew more than 1,000 employees, family members and local residents. Over a weekend in mid-December, we converged on a community center in nearby San Jose, with the goals of building garden beds for low-income families, constructing a large educational greenhouse and making improvements to the building and grounds.

Similar efforts occurred elsewhere. In Beijing, employees, joined by business partners, continued to work with an orphanage that the office "adopted" two years ago, donating computer systems and supplies. In Pune, India, our employees raised funds to build a classroom at a school for visually-impaired girls. And in Würselen, Germany, employees worked side by side with youth to improve a vocational training center.



The NVIDIA Foundation, one of the industry's only employee-led charitable foundations, continued its work in the areas of disease prevention, education and human services. The Foundation launched a strategic initiative called Compute the Cure, an effort to combine employees' interest in health with NVIDIA technology, by funding the work of global cancer researchers. It will announce its first funding project this year.

I'm pleased to note that we also completed our first global citizenship report this year, in which we set out the measures we're taking, and our goals, for ensuring sustainability.

LOOKING AHEAD

NVIDIA has spent the past five years investing and planning for the rise of mobile and parallel computing. It's thrilling to see these defining the new computer industry.

We have enormous work ahead of us to realize our vision. But I believe we are better situated than any company to thrive in this new environment. And I have never been more excited about our prospects.

Sincerely,



Jen-Hsun Huang
Co-founder, President and Chief Executive Officer

April 2011


GPU
TECHNOLOGY
CONFERENCE



GPU TECHNOLOGY CONFERENCE 2011
OCTOBER 11-14, 2011 | SAN JOSE, CALIFORNIA

NVIDIA's third annual GPU Technology Conference (GTC) will again take place in San Jose, Calif. This year, the event will be combined for the first time with Los Alamos National Laboratory's Accelerated High Performance Computing Symposium.

As in the past, several thousand scientists, engineers and developers are expected to attend from more than 40 countries. They have a shared interest in parallel computing and the GPU's role in advancing some of the world's most complex computational problems.

GTC will include hundreds of hours of technical sessions, tutorials, panel discussions and moderated roundtables, as well as keynote lectures by leading figures in the field.

WWW.GPUTECHCONF.COM

NVIDIA CORPORATION

NOTICE OF ANNUAL MEETING
PROXY STATEMENT AND FORM 10-K

FORWARD-LOOKING STATEMENTS Certain statements in this document including, but not limited to, statements as to: the features, benefits, capabilities, performance, uses and importance of our products and technologies; the visual experience; our position as the world leader in visual computing technologies; our expectations for strong, profitable growth; the mobile computing revolution; consumer demand for our products and technologies; and our strategies and initiatives are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, our reliance on third parties to manufacture, assemble, package and test our products; slower than anticipated adoption of new products, technologies or industry standards; changes in industry standards and interfaces; market adoption of a competitive technology; slower than expected growth of existing or new markets; design, manufacturing or software defects; development of more efficient or faster technology; changes in customer preferences and demands; the impact of technological advances and competition; and cyclical trends in our industry; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended January 30, 2011. Copies of reports filed with the SEC are posted on our website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of April 2011, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.




SEC Mail Processing
Section
RECEIVED
APR 22 2011
Washington, DC
200

NVIDIA CORPORATION
Headquarters
2701 San Tomas Expressway
Santa Clara, California 95050

Meeting Location
2800 Scott Boulevard
Santa Clara, California 95050
Online Location
www.virtualshareholdermeeting.com/NVIDIA2011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 18, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Wednesday, May 18, 2011, at 9:00 a.m. pacific daylight time for the following purposes:

1. To elect two directors nominated by the Board of Directors to hold office until our 2014 Annual Meeting of Stockholders;
2. To amend our Certificate of Incorporation to declassify the Board of Directors such that all directors are elected on an annual basis by 2014;
3. To hold an advisory vote on executive compensation;
4. To hold an advisory vote on the frequency of holding an advisory vote on executive compensation;
5. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 29, 2012; and
6. To conduct any other business properly brought before the 2011 Annual Meeting.

You can attend our 2011 Annual Meeting in person by going to Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California, 95050. Please see the map at the end of the attached proxy statement for directions to Building E of our headquarters. In the alternative, you can attend the 2011 Annual Meeting online and vote your shares and submit your questions electronically during the meeting by visiting *www.virtualshareholdermeeting.com/NVIDIA2011*.

The items of business for the 2011 Annual Meeting are more fully described in the attached proxy statement. Only stockholders who owned our stock at the close of business on March 21, 2011 may vote at the 2011 Annual Meeting or any adjournments, continuations or postponements of the meeting.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. On or about April 8, 2011, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet. Your vote is important. Whether or not you plan to attend the 2011 Annual Meeting, **PLEASE VOTE YOUR SHARES**.

We look forward to seeing you at the 2011 Annual Meeting.

By Order of the Board of Directors

David M. Shannon
Secretary

Santa Clara, California
April 8, 2011

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 18, 2011
This Notice, Proxy Statement, our Annual Report on Form 10-K and our Stockholder Letter can be accessed electronically at
www.nvidia.com/proxy

Table of Contents


Proxy

NVIDIA CORPORATION
2701 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95050

PROXY STATEMENT
FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS
MAY 18, 2011


Proxy

QUESTIONS AND ANSWERS

Why am I receiving these materials?

Your proxy is being solicited on behalf of the Board of Directors, or the Board, of NVIDIA Corporation, a Delaware corporation. Your proxy is for use at our 2011 Annual Meeting of Stockholders, or the 2011 Annual Meeting, to be held on Wednesday, May 18, 2011, at 9:00 a.m. pacific daylight time. This proxy statement contains important information regarding the 2011 Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

How can I attend the 2011 Annual Meeting?

You can attend our 2011 Annual Meeting in person or you can attend and participate via the Internet.

Attending In Person. Our 2011 Annual Meeting will take place in Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California 95050. Our principal executive offices are located at 2701 San Tomas Expressway, Santa Clara, California 95050, and our telephone number is (408) 486-2000. Please see the map at the end of this proxy statement for directions to the 2011 Annual Meeting.

Attending and Participating Online. You may also attend the 2011 Annual Meeting via the Internet at *www.virtualshareholdermeeting.com/NVIDIA2011*. Stockholders may vote and submit questions while attending the meeting on the Internet. You will need the 12-digit control number included on your Notice or proxy card (if you received a printed copy of the proxy materials) to enter the meeting via the Internet. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/NVIDIA2011*.

Non-stockholders can also listen to the 2011 Annual Meeting live at *www.virtualshareholdermeeting.com/NVIDIA2011*. An archived copy of the webcast will be available at *www.nvidia.com/proxy* through June 3, 2011.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We are pleased to take advantage of the U.S. Securities and Exchange Commission, or SEC, rule that allows companies to furnish their proxy materials over the Internet. On or about April 8, 2011, we sent stockholders who own our common stock at the close of business on March 21, 2011 (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and our fiscal year 2011 annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet or by telephone. In addition, the Notice contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our fiscal year 2011 annual report and a form of proxy card or voting instruction card. The Notice also provides instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet.

If you make this election, you will receive an email message shortly after the proxy statement is released containing the Internet link to access our Notice, proxy statement and fiscal year 2011 annual report. The email also will include instructions for voting on the Internet.

In order to receive these materials electronically, you must follow the applicable procedure below:

Stockholders of Record. If you are a stockholder of record, you can choose to receive our future proxy materials electronically by following the instructions to vote on the Internet at *www.proxyvote.com* and when prompted, indicate that you agree to access stockholder communications electronically in future years.

Street Name Holders. If your shares are held in street name, you can choose to receive our future proxy materials electronically by visiting *www.icsdelivery.com/nvda*.

Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website at *www.nvidia.com*, send an electronic mail message to *irelectronicdelivery@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, California 95050.

The SEC has enacted rules that permit us to make available to stockholders electronic versions of the proxy materials even if the stockholder has not previously elected to receive the materials in this manner. We have chosen this option in connection with the 2011 Annual Meeting, and if you have not previously requested to receive electronic or paper delivery, you should have received by mail, a Notice instructing you how to access the materials on the Internet and how to vote your shares.

Who can vote at the 2011 Annual Meeting?

Stockholders of record at the close of business on March 21, 2011, the record date, will be entitled to vote at the 2011 Annual Meeting. On each matter to be voted upon, stockholders have one vote for each share of NVIDIA common stock owned by such stockholder as of March 21, 2011. On the record date, there were 595,125,429 shares of common stock outstanding and entitled to vote. A list of stockholders entitled to vote at the 2011 Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the 2011 Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

What is the difference between a stockholder of record and a beneficial owner?

Stockholder of Record. You are a stockholder of record if at the close of business on March 21, 2011 your shares were registered directly in your name with BNY Mellon Shareowner Services, our transfer agent.

Beneficial Owner. You are a beneficial owner if your shares were held through a broker or other nominee and not in your name at the close of business on March 21, 2011. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends the Notice or the proxy materials to you. As a beneficial owner, your broker or other nominee is the stockholder of record of your shares. You have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person or online at the 2011 Annual Meeting you must obtain a legally valid proxy from your broker prior to the 2011 Annual Meeting. Because of a change in New York Stock Exchange, or NYSE, rules, your broker will not be able to vote your shares on the election of directors, nor on the advisory vote on executive compensation or on the frequency of holding advisory votes on executive compensation, unless they receive specific instructions from you. **Therefore, you MUST give your broker instructions in order for your vote to be counted on the proposals to elect directors, to conduct an advisory vote on executive compensation and to conduct an advisory vote on the frequency of holding advisory votes on executive compensation. We strongly encourage you to vote.**

What am I voting on?

There are five matters scheduled for a vote:

1. To elect two directors nominated by the Board to hold office until our 2014 Annual Meeting of Stockholders;
2. To amend our Certificate of Incorporation to declassify the Board such that all directors are elected on an annual basis by 2014;
3. To hold an advisory vote on executive compensation;
4. To hold an advisory vote on the frequency of holding an advisory vote on executive compensation; and
5. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 29, 2012.

In addition, you are entitled to vote on any other matters that are properly brought before the 2011 Annual Meeting.

How does the Board recommend that I vote?

The Board recommends that you vote:

- FOR the election of the two directors nominated by the Board to hold office until our 2014 Annual Meeting of Stockholders;
- FOR the amendment to our Certificate of Incorporation to declassify the Board such that all directors are elected on an annual basis by 2014;
- FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- FOR the approval, on an advisory basis, of 1 YEAR as the preferred frequency at which NVIDIA should hold an advisory vote on executive compensation; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 29, 2012.

How do I vote?

You may either vote **FOR** any nominee to the Board, you may **WITHHOLD** your vote for any nominee or you may **ABSTAIN** from voting for any nominee. For the proposal to approve, on an advisory basis, the frequency of the advisory vote on executive compensation, you may vote for **1 YEAR**, **2 YEARS**, or **3 YEARS** as the preferred frequency or you may **ABSTAIN** from voting for a preferred frequency. For each other matter to be voted on, you may vote **FOR** or **AGAINST** or **ABSTAIN** from voting.

Stockholder of Record. If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the 2011 Annual Meeting. Even if you plan to attend the 2011 Annual Meeting, we urge you to vote by proxy prior to the 2011 Annual Meeting to ensure your vote is counted.

By Proxy. If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

By Telephone or Internet. You may submit your proxy by following the instructions provided in the Notice to vote over the Internet. If you received a printed version of the proxy materials by mail, you may submit your proxy by following the instructions provided with your proxy materials and on your proxy card to vote over the Internet or by telephone.

Beneficial Owner. If you are a beneficial owner, you should have received a Notice or voting instructions from your broker. You should follow the instructions in the Notice or voting instructions in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Notice or voting instructions do not include telephone or Internet instructions, please complete and return your Notice or voting instructions promptly by mail. To vote in person or online at the 2011 Annual Meeting, you must obtain a valid proxy from your broker.

What is a broker non-vote?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, election of directors (even if not contested) and, for the first time, under a new amendment to the NYSE rules, executive compensation, including the advisory votes on executive compensation and on the frequency of holding advisory votes on executive compensation.

How are votes counted?

Votes will be counted by the inspector of election appointed for the 2011 Annual Meeting, who will separately count, with regard to Proposal 1, the election of two members to our Board named in this proxy statement, **FOR** votes, **WITHHOLD** votes, **ABSTAIN** votes and broker non-votes; with regard to Proposal 4, the advisory vote on the frequency of holding advisory votes on executive compensation, votes for **1 YEAR**, **2 YEARS** and **3 YEARS** as the preferred frequency, **ABSTAIN** votes and broker non-votes; and with respect to the other proposals, **FOR** votes, **AGAINST** votes, **ABSTAIN** votes and broker non-votes.

With regard to Proposal 1, the election of directors, shares not present at the meeting, shares voting **ABSTAIN** and broker non-votes will have no effect. With regard to Proposal 2, the amendment of the Certificate of Incorporation to declassify the Board, shares not present at the meeting, shares voting **ABSTAIN** and broker non-votes will have the same effect as an **AGAINST** vote. With regard to the other proposals, shares voting **ABSTAIN** will have the same effect as an **AGAINST** vote, and shares not present at the meeting and broker non-votes will have no effect.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted **FOR** each of the nominees listed in Proposal 1, **FOR** Proposals 2, 3 and 5 and for **1 YEAR** as the preferred frequency (Proposal 4). If any other matter is properly presented at the 2011 Annual Meeting, either Jen-Hsun Huang or David M. Shannon as your proxy will vote your shares using his best judgment.

May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the 2011 Annual Meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary;
- you may attend the 2011 Annual Meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

What is the quorum requirement?

We need a quorum of stockholders to hold our 2011 Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on March 21, 2011 are represented at the 2011 Annual Meeting either in person or by proxy. On the record date, there were 595,125,429 shares of common stock outstanding and entitled to vote, meaning that 297,562,715 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2011 Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the 2011 Annual Meeting may adjourn the 2011 Annual Meeting to another date.

How many votes are needed to elect directors (Proposal 1)?

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the 2011 Annual Meeting is the same as the number of directors to be elected, the 2011 Annual Meeting is a non-contested election. Pursuant to our Bylaws, if the number of **WITHHOLD** votes with respect to a nominee exceeds the number of votes **FOR**, then the nominee is required to submit his resignation for consideration by our Board and our Nominating and Corporate Governance Committee.

How many votes are needed to amend our Certificate of Incorporation to declassify the Board (Proposal 2)?

The affirmative vote of the holders of at least 66⅔% of our outstanding shares of common stock is required for the amendment of our Certificate of Incorporation to declassify the Board. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have the same effect as an **AGAINST** vote.

How many votes are needed to approve, on an advisory basis, the compensation of our named executive officers (Proposal 3)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the advisory approval of the compensation of our named executive officers. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How many votes are needed to approve, on an advisory basis, the frequency of holding an advisory vote on the compensation of our named executive officers (Proposal 4)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the advisory approval of the frequency of holding an advisory vote on the compensation of our named executive officers. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 5)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How can I find out the results of the voting at the 2011 Annual Meeting?

Preliminary voting results will be announced at the 2011 Annual Meeting. Final voting results will be published in a current report on Form 8-K, which will be filed with the SEC by May 24, 2011.

Who is paying for this proxy solicitation?

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We have also retained MacKenzie Partners on an advisory basis and they may help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay MacKenzie Partners a fee of $10,000 for their services. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice or full set of proxy materials in the mail?

If you received more than one Notice or full set of proxy materials then your shares are either registered in more than one name or are held in different accounts. Please complete, sign and return each Notice or proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one Notice or proxy card for each account or name, please contact your broker.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 10, 2011 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. However, in the event that we do not hold our 2012 Annual Meeting between April 18, 2012 and June 17, 2012, then the deadline for your proposal is a reasonable time before we begin to print and send our proxy materials. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2012 Annual Meeting, you must do so in writing following the above instructions not later than the close of business on December 10, 2011, and not earlier than the close of business on November 10, 2011. We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event that we do not hold our 2012 Annual Meeting between April 18, 2012 and June 17, 2012.

Can I view these proxy materials on the NVIDIA website?

Yes. This proxy statement is posted on our Investor Relations website at *www.nvidia.com*. You also can use this website to view our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 30, 2011. The contents of our website are not a part of this proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board is currently divided into three classes serving staggered three year terms. At the 2011 Annual Meeting, our stockholders will elect two directors to serve until our 2014 annual meeting of stockholders. Messrs. Jones and Miller are currently directors and were previously elected by our stockholders. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting held on February 24, 2011. If elected at the 2011 Annual Meeting, each of the nominees will serve until the 2014 annual meeting of stockholders and until his successor is elected or appointed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more **FOR** votes than **WITHHOLD** votes.

The Nominating and Corporate Governance Committee is responsible for reviewing, assessing and recommending members to the Board for approval. The Nominating and Corporate Governance Committee has not established specific minimum age, education, experience or skill requirements for potential members. In general, the Nominating and Corporate Governance Committee considers numerous factors, such as the nominee's: independence; gender; ethnic background; personal and professional judgment and integrity; high-level management experience necessary to oversee our business; professional and industry knowledge; collegiality; financial expertise; desirability as a member of any committees of the Board; willingness and ability to devote substantial time and effort to Board responsibilities; experience and the interplay with the experience of other Board members; and ability to represent the interests of the stockholders as a whole rather than special interest groups or constituencies. In the case of an incumbent director whose term of office is set to expire, the Nominating and Corporate Governance Committee also reviews this director's overall service to NVIDIA during their term, including the number of meetings attended, level of participation and quality of performance. The Nominating and Corporate Governance Committee values diversity as a factor in selecting nominees to serve on the Board and considers the criteria noted above in selecting nominees for directors, including members from diverse backgrounds who combine a broad spectrum of experience and expertise.

The priorities and emphasis of the Nominating and Corporate Governance Committee and of the Board with regard to the above factors change from time to time to take into account changes in our business and other trends, as well as the portfolio of skills and experience of current and prospective Board members. The Nominating and Corporate Governance Committee and the Board periodically review and assess the continued relevance of and emphasis on these factors to determine if they are effective in helping to satisfy the Board's goal of creating and sustaining a Board that can appropriately support and oversee our business.

Listed below are key skills and experience that the Nominating and Corporate Governance Committee and Board consider important for our directors to have in light of our current business and structure. The directors' biographies note each director's relevant experience, qualifications and skills relative to this list as of the date of this proxy statement.

- *Senior Management and Operating Experience.* Directors who have served in senior leadership positions are important to us, as they bring insight to constructively review and assess our operating plan and business strategy.
- *Industry and Technical Expertise.* Because we are a technology, hardware and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop and the markets in which we compete.

- *Financial Expertise.* Knowledge of accounting and financial reporting processes is important because it assists our directors in understanding, advising and overseeing our financial reporting and internal controls.
- *Public Company Board Experience.* Directors who have served on boards of directors of other public companies have corporate governance experience, a deep understanding of the role and responsibilities of the Board and insight into matters being handled by our Board.
- *Legal Expertise.* Directors who have legal education and experience can assist the Board in fulfilling its responsibilities related to the oversight of our legal and regulatory compliance.
- *Understanding of Our People and Products.* Directors who have an understanding of our people and products are important to us.

Nominees for Election for a Three-Year Term Expiring at Our 2014 Annual Meeting

Harvey C. Jones is the chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. Mr. Jones also serves as a private venture capitalist to technology companies. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as chief executive officer through January 1994 and as executive chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as president and chief executive officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones served on the board of directors of Wind River Systems, Inc., an embedded software and services provider, from 2004 to 2009. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

Through his experiences as chairman and chief executive officer of a large global technology company and as co-founder of two technology companies, Mr. Jones brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Mr. Jones also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 18 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

William J. Miller has served as an independent board member for several companies and has been an occasional consultant to technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was chief executive officer and chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as president of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as chief executive officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as executive vice president and president, information services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller served on the board of directors of Overland Storage, Inc. from 2006 to 2009 and Viewsonic Corporation from 2004 to 2008. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

Through his experiences as chief executive officer of two publicly-traded technology companies and as a business consultant to technology companies, Mr. Miller brings to the Board an in-depth knowledge of the technology industry, significant operating experience, expertise in corporate strategy development, financial expertise, business acumen and insight into current and emerging business trends. Additionally, Mr. Miller's service on boards of directors of other public companies and his varied experience in legal affairs provides him with considerable corporate governance experience, an understanding of the role and responsibilities of a public company board of directors and insight into matters being handled by our Board. Mr. Miller also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 17 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF EACH NAMED NOMINEE.

PROPOSAL 2

AMENDMENT TO NVIDIA'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE CLASSIFIED BOARD STRUCTURE

After careful consideration and upon the recommendation of the Nominating and Corporate Governance Committee, the Board has unanimously determined that it would be in the best interests of NVIDIA and our stockholders to amend our Amended and Restated Certificate of Incorporation to declassify the Board and provide for the annual election of all directors, as described below. The Board is now asking NVIDIA's stockholders to approve this amendment to the Amended and Restated Certificate of Incorporation.

Proxy

NVIDIA's Current Classified Board Structure

Our Amended and Restated Certificate of Incorporation and Bylaws provide that our Board be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Consequently, at any given annual meeting of stockholders, our stockholders have the ability to elect only one class of directors, constituting roughly one-third of the entire Board.

Proposed Declassification of the Board

In February 2011, the Board voted to approve, and to recommend that our stockholders approve at the 2011 Annual Meeting, an amendment to our Amended and Restated Certificate of Incorporation that upon filing with the Secretary of State of the State of Delaware will eliminate the Board's classified structure. If our stockholders approve the proposed amendment, directors who have been elected to three-year terms prior to the filing of the amendment (including directors elected at the 2011 Annual Meeting) will complete those terms. Thereafter, their successors will be elected to one-year terms and from and after the annual meeting of stockholders to be held in 2014, all directors will stand for election annually.

Rationale for Declassification

The Board is committed to good corporate governance. Accordingly, in determining whether to propose the declassification of the Board as described above, the Board carefully reviewed the various arguments for and against a classified Board structure.

The Board recognizes that a classified structure may offer several advantages, such as promoting Board continuity and stability, encouraging directors to take a long-term perspective and reducing a company's vulnerability to coercive takeover tactics. The Board also recognizes, however, that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not enable stockholders to express a view on each director's performance by means of an annual vote. The Board also believes that implementing annual elections for all directors would support our ongoing effort to adopt "best practices" in corporate governance as the Board noted that many U.S. public companies have eliminated their classified Board structures in recent years.

In view of the considerations described above, the Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, unanimously determined that it is in the best interests of NVIDIA and our stockholders to eliminate the classified Board structure as proposed. Therefore, the Board has unanimously approved the proposed amendment to our Amended and Restated Certificate of Incorporation, a copy of which is attached to this Proxy Statement as **Appendix A**. Our Board has also approved an amendment to our Bylaws to eliminate the Board's classified structure to be effective upon the filing of the certificate of amendment with the Secretary of State of the State of Delaware.

Required Vote

Under the Amended and Restated Certificate of Incorporation, this proposal must be approved by the affirmative vote of the holders of at least 66⅔% of the voting power of all the outstanding shares of NVIDIA entitled to vote at an election of directors. Accordingly, this proposal will be approved, and the proposed amendment to the Amended and Restated Certificate of Incorporation adopted, upon the affirmative vote of the holders of at least 66⅔% of our outstanding shares of common stock. Abstentions and broker non-votes will have the effect of an **AGAINST** vote on this proposal.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following is information for each of the members of our Board as of the date of this proxy statement:

Name	Position with NVIDIA	Age	Director Since	Expiration of Term
Harvey C. Jones	Director	58	November 1993	2011
William J. Miller	Lead Director	65	November 1994	2011
Tench Coxe	Director	53	June 1993	2012
Mark L. Perry	Director	55	May 2005	2012
Mark A. Stevens	Director	51	September 2008*	2012
James C. Gaither	Director	73	December 1998	2013
Jen-Hsun Huang	Chief Executive Officer, President and Director	48	April 1993	2013
A. Brooke Seawell	Director	63	December 1997	2013

* Mr. Stevens previously served as a member of our Board from June 1993 until June 2006.

The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director that led the Nominating and Corporate Governance Committee to believe that that director should continue to serve on the Board. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why he believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.

Directors Continuing in Office until our 2012 Annual Meeting

Tench Coxe is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was director of marketing and MIS at Digital Communications Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

Mr. Coxe has 23 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and served on the board of directors of several companies. This experience has provided Mr. Coxe with a deep understanding of the technology industry and the drivers of structural change and high-growth opportunities in technology. He has also gained significant financial expertise and experience formulating corporate strategy. Mr. Coxe's service on boards of directors of other public companies provides him with considerable experience about the best practices of effective boards. Mr. Coxe also has a deep understanding of our people and products, which he acquired over 18 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark L. Perry currently serves as the president and chief executive officer and a member of the board of directors of Aerovance Inc., a biopharmaceutical company. Prior to joining Aerovance in February 2007, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including general counsel, chief financial officer and, most recently, executive vice president of operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm of Cooley LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. From 2003 to 2009, Mr. Perry served as a member of the board of directors of Nuvelo, Inc. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

Through his experience as chief financial officer of a large biotechnology company, Mr. Perry brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. Mr. Perry has also gained significant operating experience, expertise in corporate strategy development and business acumen from serving as the chief executive officer and executive vice president of operations at different companies. As a result of his experience as a partner in a large law firm and as general counsel of a large biopharmaceutical company, Mr. Perry brings to the Board varied experience in legal affairs and corporate governance experience as well as a deep understanding of the role and responsibilities of a board of directors. In addition, Mr. Perry's service on boards of directors of other public companies has provided him with considerable experience about the best practices of effective boards. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Mark A. Stevens is a private venture capitalist to technology companies. From March 1993 to March 2011, Mr. Stevens was a managing member of Sequoia Capital, a venture capital investment firm. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel Corporation, a technology company, and was a member of the technical staff at Hughes Aircraft Company, an aerospace company. Mr. Stevens currently serves on the board of Alpha and Omega Semiconductor Limited and the board of a privately-held company. He also serves as a Trustee of the University of Southern California and is a part-time lecturer at the Stanford University Graduate School of Business. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

Mr. Stevens has 22 years of experience as an early-stage venture capital investor, principally in the technology industry. He has been a primary investor in and has served on the board of directors of several companies. This experience has provided a deep understanding of the technology industry, and the drivers of structural change and high-growth opportunities in technology. He has also gained significant experience overseeing corporate strategy and assessing operating plans. Mr. Stevens also has a deep understanding of our people, products, operations and strategic direction, which he acquired by serving on our Board from 1993-2006 and from 2008 to the date of the filing of this proxy statement. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Directors Continuing in Office until our 2013 Annual Meeting

James C. Gaither has been a managing director of Sutter Hill Ventures, a venture capital investment firm, since July 2000. He is a retired partner of the law firm of Cooley LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States Supreme Court, special assistant to the Assistant Attorney General in the United States Department of Justice and staff assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University, former vice chairman of the board of directors of The William and Flora Hewlett Foundation and immediate past chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

Mr. Gaither's broad experience ranges from venture capital investments in early-stage technology companies to extensive and varied experience in legal affairs. Through his role as a venture capitalist, Mr. Gaither brings to the Board business acumen and expertise in corporate strategy development. As a result of his experience as a partner in a large law firm, Mr. Gaither brings to the Board varied experience in legal affairs and corporate governance experience as well as an understanding of the role and responsibilities of a board of directors. Mr. Gaither also has a deep understanding of our people, products, operations and strategic direction which he acquired over 13 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served since that time as our president and chief executive officer. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as director of coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Mr. Huang is one of the semiconductor industry's most respected executives, having led NVIDIA from a start-up to the world's leader in visual and parallel computing. Under his guidance, we have shown consistent innovation and sharp execution, marked by products that have gained strong market share, even as many competitors have left the marketplace. Mr. Huang has a deep understanding of our products, people, operations and strategic direction which he acquired over the 18 year period since co-founding NVIDIA in 1993. The Board believes that these leadership skills and this successful track record position him to serve NVIDIA well.

A. Brooke Seawell has been a venture partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was executive vice president of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was senior vice president and chief financial officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately-held companies. Mr. Seawell also serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

Mr. Seawell brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He acquired this knowledge in the course of serving as the chief financial officer of a global technology company, working as a venture capitalist and serving as the chairman of the audit committees of boards of directors of two other public companies. Mr. Seawell also has a deep understanding of our people, products, operations and strategic direction, which he acquired over 14 years of service as a member of our Board. The Board believes that these skills and this experience and track record position him to serve NVIDIA well.

Independence of the Members of the Board of Directors

Our corporate governance policies, as supplemented to date, or the Corporate Governance Policies, require our Board to affirmatively determine that at least 75% of our directors do not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meet any other qualification requirements required by the SEC and The NASDAQ Stock Market LLC, or NASDAQ. This 75% threshold is higher than the majority threshold required by NASDAQ's rules and regulations. In addition, to be deemed "independent" in any calendar year, directors of NVIDIA must comply with NASDAQ Rules regarding the independence of directors with the following heightened standards: (i) with respect to NASDAQ Rule 5605(a)(2)(B), the dollar threshold is lowered from $120,000 to $100,000; and (ii) with respect to NASDAQ Rule 5605(a)(2)(D), the percentage and dollar threshold is reduced to either 2% of the recipients' consolidated gross revenues for that year, or $60,000, whichever is greater.

After considering all relevant relationships and transactions, the Board determined all members of the Board are "independent" as defined by NASDAQ's rules and regulations, except for Jen-Hsun Huang, our president and chief executive officer. Thus, as of the date of the mailing of this proxy statement, 87.5% of the members of our Board are independent. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards.

Board Leadership Structure

Our Bylaws and Corporate Governance Policies permit the roles of chairman of the board and chief executive officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon our needs and the Board's assessment of its leadership from time to time. The Board believes that our stockholders are best served at this time by not having a chairman of the board and by having a lead independent director, or Lead Director.

In the absence of a chairman of the board, our Corporate Governance Policies provide that our chief executive officer has primary responsibility for preparing the agendas for Board meetings. Our chief executive officer also presides over the portion of the meetings of the Board where he is present.

Given that we do not have a chairman of the board, the Board believes that a Lead Director is an integral part of our Board structure and a critical aspect of effective corporate governance. The independent directors consider the role and designation of the Lead Director on an annual basis. Mr. Miller has been our Lead Director since May 2009. Mr. Miller brings considerable skills and experience, as described in *Proposal 1—Election of Directors*, to the role. In addition, Mr. Miller is Chair of our Nominating and Corporate Governance Committee, which affords him increased engagement with Board governance and composition. Our Lead Director has significant responsibilities, which are set forth in our Corporate Governance Policies, and include, in part:

- determining an appropriate schedule of Board meetings, seeking to ensure that the independent members of the Board can perform their duties responsibly while not interfering with the flow of our operations;
- working independently or with our chief executive officer, seeking input from all directors, as well as the chief executive officer and other relevant management, as to the preparation of the agendas for Board and committee meetings;
- advising the Board on a regular basis as to the quality, quantity and timeliness of the flow of information requested by the Board from our management with the goal of providing what is necessary for the independent members of the Board to effectively and responsibly perform their duties, and, although our management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material; and
- coordinating, developing the agenda for, and moderating executive sessions of the independent members of the Board, and acting as principal liaison between the independent members of the Board and the chief executive officer on sensitive issues.

As discussed above, a substantial portion of our Board is comprised of independent directors. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Director, provide balance on the Board and promote strong, independent oversight of our management and affairs.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function. Our Nominating and Corporate Governance Committee monitors the effectiveness of our anonymous tip process and corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports on risk facing NVIDIA from our chief executive officer or the appropriate "risk owner" within NVIDIA to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. However, it is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Proxy

Audit Committee Financial Experts

The Board has determined that each of Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" within the meaning of the SEC rules.

Corporate Governance Policies of the Board of Directors

The Board has documented our governance practices by adopting Corporate Governance Policies to ensure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies set forth the practices the Board follows with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. Our Corporate Governance Policies may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

Executive Sessions of the Board

As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. In fiscal year 2011, our independent directors met in executive session at three of the four regularly scheduled Board meetings.

In addition, independent directors have in the past and will continue to meet regularly in scheduled executive session with our chief executive officer. In fiscal year 2011, our independent directors met in executive session with our chief executive officer at three of the four regularly scheduled Board meetings.

Director Attendance at Annual Meeting

We do not have a formal policy regarding attendance by members of the Board at our annual meetings. We generally schedule a Board meeting in conjunction with our annual meetings and expect that all of our directors will attend each annual meeting, absent a valid reason. Six of our eight Board members attended our 2010 Annual Meeting.

Board Self-Assessments

The Nominating and Corporate Governance Committee oversees an annual evaluation process, whereby each director evaluates the Board as a whole and each member of the standing committees of the Board evaluates the committees on which they serve. After these evaluations are complete, the results are discussed by the Board and each committee and with each individual director, as applicable, and, if necessary, action plans are developed.

Director Education

The Board believes that director education is integral to Board and committee performance and effectiveness. Directors are expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors. In fiscal year 2010, we engaged the Stanford Directors' College, which is affiliated with the Stanford University Law School, to create an individualized continuing education program for our Board members. Each of directors completed this eight hour continuing education program in fiscal year 2010, except Mr. Seawell who attended six of the eight hours. However, Mr. Seawell had previously attended the Stanford Directors' College in 2008.

Director Stock Ownership Guidelines

The Board believes that directors should hold a significant equity interest in NVIDIA. Our Corporate Governance Policies require each director to hold at least 25,000 shares of our common stock during the period in which they serve as a director, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options. Directors will have 18 months from the date that they become directors to reach the ownership threshold. Each of our directors currently meets or exceeds the stock ownership requirement. The stock ownership guidelines are intended to further align director interests with stockholder interests.

Outside Advisors

The Board and each of its principal committees may retain outside advisors and consultants of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

Code of Conduct

We have a Worldwide Code of Conduct that applies to all of our executive officers, directors and employees, including our principal executive officer and principal financial and accounting officer. We also have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Conflicts of Interest

We expect our directors, executives and employees to conduct themselves with the highest degree of integrity, ethics and honesty. Our credibility and reputation depend upon the good judgment, ethical standards and personal integrity of each director, executive and employee. In order to better protect us and our stockholders, we regularly review our Code of Conduct and related policies to ensure that they provide clear guidance to our directors, executives and employees.

Corporate Hotline

We have established a corporate hotline (operated by a third party) to allow any employee to confidentially and anonymously lodge a complaint about any accounting, internal control, auditing or other matters of concern (unless prohibited by local privacy laws for employees located in the European Union).

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our secretary, at NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

Nomination of Directors

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board. For an explanation of the factors the Nominating and Corporate Governance Committee considers when evaluating candidates and the Board as a whole, please see *Proposal 1—Election of Directors* above.

The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors*. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders are advised to review our Bylaws, which contain the requirements for director nominations. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal year 2011.

Majority Vote Standard

As a part of our continuing process of enhancing our corporate governance procedures and to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Our Bylaws now provide that in a non-contested election if the votes cast **FOR** an incumbent director do not exceed the number of **WITHHOLD** votes, such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the **WITHHOLD** vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting.

Board Meeting Information

The Board met four times during fiscal year 2011 and acted by written consent one time. In addition, during fiscal year 2011, the Board attended our Strategic Alignment Meeting, during which they discussed the strategic direction of NVIDIA, explored and discussed new business opportunities and the product roadmap, and addressed possible challenges facing NVIDIA. We expect each Board member to attend each meeting of the Board and the committees on which he serves. In fiscal year 2011, each Board member attended 75% or more of the meetings of the Board and of each committee on which he served.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

In fiscal year 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, we believe all members are more fully informed regarding the full scope of Board and our activities. The Board believes that such rotations are a good corporate governance practice and intends to make periodic rotations in the future.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2011 and Committee Functions
Audit Fiscal Year 2011 Mark L. Perry* A. Brooke Seawell Tench Coxe James C. Gaither	**Meetings: 9** **Written Consents: 0** • oversees our corporate accounting and financial reporting process; • oversees our internal audit function; • evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; • determines and approves the engagement of the independent registered public accounting firm; • determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; • reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; • confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; • discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements; • reviews the financial statements to be included in our annual report; • reviews earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and rating agencies on our quarterly earnings calls; • prepares the report required to be included by the SEC rules in our annual proxy statement or Annual Report on Form 10-K; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committees and Current Membership	Number of Meetings Held During Fiscal Year 2011 and Committee Functions
Compensation Fiscal Year 2011 Mark A. Stevens* William J. Miller Harvey C. Jones	**Meetings: 8** **Written Consent: 2** • reviews and approves our overall compensation strategy and policies; • reviews and recommends to the Board the compensation of our Board members; • reviews and approves the compensation and other terms of employment of our chief executive officer and other executive officers; • reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; • reviews and approves written performance goals for our chief executive officer relevant to the compensation of our chief executive officer; • reviews and approves the disclosure contained in Compensation Discussion and Analysis and considers whether to recommend that it be included in the proxy statement and Annual Report on Form 10-K; • administers our stock option and purchase plans, variable compensation plans and other similar programs; • assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking; and • may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one of more members of the Board.
Nominating and Corporate Governance Fiscal Year 2011 William J. Miller* James C. Gaither Harvey C. Jones Mark A. Stevens	**Meetings: 4** **Written Consents: 1** • identifies, reviews and evaluates candidates to serve as directors; • recommends candidates for election to our Board; • makes recommendations to the Board regarding committee membership; • assesses the performance of the Board and its committees; • reviews and assesses our corporate governance principles and practices; • approves related party transactions; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding violations of our code of conduct.


Proxy

* Committee Chairperson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal year 2011, the Compensation Committee consisted of Messrs. Jones, Miller and Stevens. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. Each of our current directors has purchased and holds shares of our common stock.

DIRECTOR COMPENSATION

Our non-employee directors receive options to purchase shares of our common stock for their services as members of our Board. Non-employee directors do not receive cash compensation for their services as members of our Board, but may be reimbursed for expenses incurred in attending Board and committee meetings and continuing educational programs as set forth in our Corporate Governance Policies. Directors who are also employees do not receive any fees or equity compensation for service on the Board. Mr. Huang is our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, which we refer to as the 1998 Plan. Beginning in June 2007, we started granting annual stock option grants on the first trading day after an annual meeting to our non-employee directors from our 2007 Equity Incentive Plan, which we refer to as the 2007 Plan. We do not offer change-in-control benefits to our directors, except for the change-in-control vesting acceleration provisions in our equity plans that are applicable to all holders of stock awards under such plans in the event that an acquiring company does not assume or substitute for such outstanding stock awards.

In March 2010, the Compensation Committee undertook its annual review of the type and form of compensation paid to our non-employee directors in connection with their service on our Board and its committees. The Compensation Committee consulted with our human resources department and Exequity LLP, or Exequity, and reviewed peer company data. Based on this review, the Compensation Committee recommended, and the Board approved, the continuation of our policy of aligning directors and stockholders' interests by providing only equity compensation in the form of stock options and to target the compensation of non-employee directors at approximately the 75th percentile of the peer companies. The Compensation Committee employed the binomial option pricing model to determine grant recommendations whose fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718) approximately aligned with the 75th percentile of our select peer companies' total annual compensation, both cash and equity, for non-employee directors.

As a result of the review above, a single stock option for 40,000 shares was granted to each non-employee director on the first trading day following the date of our 2010 Annual Meeting. In order to correlate the vesting of the annual stock option to the non-employee directors' service on the Board and its committees over the following year, the option vests quarterly over the year following the 2010 Annual Meeting. The options have a term of six years. If a non-employee director's service as a director terminates due to death, the grant will immediately fully vest and become exercisable.

The following table provides information regarding compensation of non-employee directors who served during fiscal year 2011:

Director Compensation for Fiscal Year 2011

Name	Option Awards($) (1)(2)	Total ($)
Tench Coxe	271,600	271,600
James C. Gaither	271,600	271,600
Harvey C. Jones	271,600	271,600
William J. Miller	271,600	271,600
Mark L. Perry	271,600	271,600
A. Brooke Seawell	271,600	271,600
Mark A. Stevens	271,600	271,600

(1) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for awards granted during fiscal year 2011. On May 20, 2010, each non-employee director received a stock option to purchase 40,000 shares as compensation for his service on the Board and committees with an exercise price of $12.46 per share, which was the closing price of our common stock as reported by NASDAQ on May 20, 2010. The full grant date fair value for these awards as determined under FASB ASC Topic 718 was $6.79. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2011, filed with the SEC on March 16, 2011.

(2) As of January 30, 2011, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Mr. Coxe, options to purchase 626,000 shares; Mr. Gaither, options to purchase 551,000 shares; Mr. Jones, options to purchase 423,807 shares; Mr. Miller, options to purchase 866,000 shares; Mr. Perry, options to purchase 411,000 shares; Mr. Seawell, options to purchase 537,500 shares; and Mr. Stevens, options to purchase 208,000 shares.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Securities Exchange Act of 1934, as amended, our stockholders are now entitled to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The compensation of our named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, we believe that our compensation policies and decisions are focused on pay-for-performance principles and strongly aligned with our stockholders' interests. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead NVIDIA successfully in a competitive environment.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by casting a non-binding advisory vote **FOR** the following resolution:

> "**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby **APPROVED**."

Because the vote is advisory, it is not binding on the Board or us. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2011 Annual Meeting.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934, as amended, also enable our stockholders to indicate their preference regarding how frequently we should solicit a non-binding advisory vote on the compensation of our named executive officers as disclosed in our proxy statements. Accordingly, we are asking stockholders to indicate whether they would prefer an advisory vote every one, two or three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of our named executive officers be submitted to the stockholders every one year. In formulating its recommendation, the Board considered that an annual advisory vote on executive compensation will allow stockholders to provide direct input on the Company's compensation philosophy, policies and practices every year.

Accordingly, the Board is asking stockholders to indicate their preferred voting frequency by voting for one, two or three years or abstaining from voting on the resolution below:

> "**RESOLVED**, that the alternative of soliciting advisory stockholder approval of the compensation of the Company's executive officers once every one, two or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers."

The Board and the Compensation Committee value the opinions of the stockholders in this matter, and the Board intends to hold say-on-pay votes in the future in accordance with the alternative that receives the most stockholder support, even if that alternative does not receive the support of a majority of the shares present and entitled to vote either in person or represented by proxy and entitled to vote at the 2011 Annual Meeting.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF "1 YEAR" ON PROPOSAL 4.

PROPOSAL 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2012

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 29, 2012. Stockholder ratification of the Audit Committee's selection of PwC is not required by our Bylaws or any other governing documents or laws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2011 Annual Meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this proposal has been approved.

We expect that a representative of PwC will attend the 2011 Annual Meeting. The PwC representative will have an opportunity to make a statement at the 2011 Annual Meeting if he or she so desires. The representative will also be available to respond to appropriate stockholder questions.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 5.

AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for fiscal year 2011, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 30, 2011. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable standards. The Audit Committee oversees these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The Audit Committee approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

NVIDIA has an internal audit function that reports to the Audit Committee. This function is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our system of internal controls and the operating effectiveness of our business processes. The Audit Committee approves an annual internal audit plan and monitors the activities and performance of our internal audit function throughout the year to ensure the plan objectives are carried out and met.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The Audit Committee does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP or assess our internal control over financial reporting. The Audit Committee relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal year 2011 with management and our internal control over financial reporting with management and PwC. Specifically, the Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 30, 2011.

AUDIT COMMITTEE

Mark L. Perry, Chairman
A. Brooke Seawell
Tench Coxe
James Gaither

FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PwC for fiscal year 2011 and 2010 for audit, tax and other professional services during the fiscal year:

	Fiscal Year 2011	Fiscal Year 2010
Audit Fees (1)	$3,314,257	$2,872,151
Audit-Related Fees (2)	0	66,350
Tax Fees (3)	283,782	268,246
All Other Fees (4)	3,000	3,000
Total Fees	$3,601,039	$3,209,747



(1) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, reviews of our quarterly financial statements and annual report, reviews of SEC registration statements and related consents and fees related to statutory audits of some of our international entities.

(2) Audit-related fees for fiscal year 2010 consisted of fees for an audit-related project.

(3) Tax fees consist of fees for tax compliance and consultation services.

(4) All other fees consist of fees for products or services other than those included above, including payment to PwC related to the use of an accounting regulatory database.

All of the services provided for fiscal years 2011 and 2010 described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee, which is described below.

Our Audit Committee determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of our Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of January 30, 2011 as to shares of our common stock beneficially owned by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent or more of our common stock.

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable or restricted stock units that will vest within 60 days of January 30, 2011. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

Name of Beneficial Owner (1)	Shares Owned	Shares Issuable Within 60 Days	Total Shares Owned	Percent (%)
Named Executive Officers:				
Jen-Hsun Huang (2)	21,117,380	2,982,955	24,100,335	4.07%
David L. White	0	225,000	225,000	*
Ajay K. Puri	23,195	859,895	883,090	*
David M. Shannon (3)	91,283	586,689	677,972	*
Debora Shoquist	28,379	429,542	457,921	*
Directors, not including CEO:				
Tench Coxe (4)	1,429,644	608,500	2,038,144	*
James C. Gaither (5)	157,404	533,500	690,904	*
Harvey C. Jones (6)	833,460	406,307	1,239,767	*
William J. Miller (7)	302,808	848,500	1,151,308	*
Mark L. Perry (8)	50,000	393,500	443,500	*
A. Brooke Seawell (9)	285,000	520,000	805,000	*
Mark A. Stevens (10)	1,837,866	178,000	2,015,866	*
All directors and executive officers as a group (12 persons) (11)	26,156,419	8,572,388	34,728,807	5.82%
5% Stockholders:				
FMR LLC (12)	87,086,348	—	87,086,348	14.80%
PRIMECAP Management Company (13)	39,414,891	—	39,414,891	6.70%

* Represents less than 1 percent of the outstanding shares of our common stock.

(1) This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders is based solely on Schedules 13G or 13G/A filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 588,555,701 shares of our common stock outstanding as of January 30, 2011, adjusted as required by SEC rules.

(2) Includes (i) 19,466,775 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust; (ii) 1,237,239 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner; (iii) 52,845 shares of common stock held by the Jen-Hsun Huang 2009 Annuity Trust, of which Mr. Huang is trustee; and (iv) 52,845 shares of common stock

held by the Lori Lynn Huang 2009 Annuity Trust, of which Mr. Huang's wife is trustee. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 19,466,775 shares held by the Huang Trust and 1,237,239 shares held by J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 66,880 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are co-trustees and of which Mr. Shannon exercises shared voting and investment power.

(4) Includes 171,312 shares of common stock held in a retirement trust over which Mr. Coxe exercises sole voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Also includes 321,849 shares held in the Coxe Revocable Trust, or the Coxe Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership in the shares held by the Coxe Trust, except to the extent of his pecuniary interest therein.

(5) Represents shares held by the James C. Gaither Revocable Trust, of which Mr. Gaither is the trustee and of which Mr. Gaither exercises sole voting and investment power.

(6) Includes (i) 750,000 shares of common stock held in the H.C. Jones Living Trust, of which Mr. Jones is trustee and of which Mr. Jones exercises sole voting and investment power, (ii) 71,760 shares of common stock owned by ACK Family Partners, L.P. of which Mr. Jones is a general partner and of which Mr. Jones exercises shared voting and investment power, and (iii) (a) 3,900 shares of common stock owned by the Gregory C. Jones Trust, of which Mr. Jones is co-trustee and of which Mr. Jones exercises shared voting and investment power, (b) 3,900 shares of common stock owned by the Carolyn E. Jones Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power and (c) 3,900 shares of common stock owned by the Harvey C. Jones III Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, collectively, the Jones Children Trusts. Mr. Jones disclaims beneficial ownership of the 71,760 shares of common stock held by ACK Family Partners, L.P., except to the extent of his pecuniary interest therein. Mr. Jones disclaims beneficial ownership of the 11,700 shares of common stock held by the Jones Children Trusts, except to the extent of his pecuniary interest therein.

(7) Represents shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees and of which Mr. Miller exercises shared voting and investment power.

(8) Represents shares held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power.

(9) Represents shares held by the Rosemary & A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell and his wife are co-trustees and of which Mr. Seawell exercises shared voting and investment power.

(10) Represents 1,837,866 shares held by the 3rd Millennium Trust, of which Mr. Stevens and his wife are co-trustees and of which Mr. Stevens exercises shared voting and investment power.

(11) Includes shares described in footnotes two through ten above.

(12) This information is based solely on a Schedule 13G/A, dated February 11, 2011, filed with the SEC on February 14, 2011 by FMR LLC, or FMR, reporting its beneficial ownership as of December 31, 2010. The Schedule 13G/A reports that FMR has sole voting power with respect to 6,609,951 shares and sole dispositive power with respect to 87,086,348 shares. FMR is located at 82 Devonshire Street, Boston, Massachusetts 02109.

(13) This information is based solely on a Schedule 13G/A, dated February 4, 2011, filed with the SEC on February 14, 2011 by PRIMECAP Management Company, or PRIMECAP, reporting its beneficial ownership as of December 31, 2010. The Schedule 13G/A reports that PRIMECAP has sole voting power with respect to 11,320,791 shares and sole dispositive power with respect to 39,414,891 shares. PRIMECAP is located at 225 South Lake Ave., #400, Pasadena, California 91101.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This section explains our executive compensation program as it relates to the "named executive officers" listed below whose fiscal year 2011 compensation information is presented in the tables following this discussion in accordance with SEC rules. We compensate our executive officers based on our fiscal year (which ends on the last Sunday of January of each year). Our fiscal year 2011 ran from February 1, 2010 to January 30, 2011. In this section we refer to our named executive officers as our executive officers, our fiscal year 2011 as fiscal 2011 and NVIDIA Corporation as the Company.

Jen-Hsun Huang	President and Chief Executive Officer, or CEO
David L. White	Executive Vice President and Chief Financial Officer, or CFO (1)
Ajay K. Puri	Executive Vice President, Worldwide Sales
David M. Shannon	Executive Vice President, General Counsel and Secretary
Debora Shoquist	Executive Vice President, Operations

(1) Mr. White resigned as Executive Vice President and CFO, effective March 17, 2011.

Executive Summary

Our compensation program is designed to attract, retain and motivate a talented, innovative and entrepreneurial team of executives. To do so, we believe that the vast majority of their compensation should be based on performance, both of the individual and of the business. In addition, our variable compensation programs are structured to recognize both short-term and long-term contributions to the Company.

Our compensation program is administered under a rigorous process which includes review of peer group practices, advice of an independent third-party consultant (who reports to the Compensation Committee, not to the Company) and long-standing, consistently applied practices with respect to the timing of equity grants and the pricing of stock options.

Other important features of our compensation program include:

- We do not enter into employment contracts or severance agreements with any of our executive officers, including our CEO. All of our executive officers are "at will" employees of NVIDIA.
- We do not offer change-in-control benefits to our executive officers, except for the change-in-control vesting acceleration provisions in our equity plans that are applicable to all holders of stock awards under such plans in the event that an acquiring company does not assume or substitute for such outstanding stock awards.
- None of our executive officers (including our CEO) have any tax reimbursements or supplemental retirement benefits, nor do they receive any perquisites or change-in-control benefits that are not available to all NVIDIA employees.
- We have determined that each of our executive officers and directors has exceeded our stock ownership guidelines, and, as shown above under *Security Ownership of Certain Beneficial Owners and Management*, as of January 30, 2011 and assuming a fair market value of our common stock of $23.76 (which was the closing price of our common stock on the last trading day of our fiscal year 2011), our CEO has beneficial ownership of shares (including both shares owned at, and shares he has the right to acquire within 60 days of, January 30, 2011) of our common stock having a value in excess of 835 times his base salary and each of our other executive officers has beneficial ownership of shares (including both shares owned at, and shares that such executive officers have the right to acquire within 60 days of, January 30, 2011) of our common stock having a value in excess of 10 times their respective base salaries.

- We enforce a "no-hedging" policy in our insider trading policy that prohibits our directors and executive officers from hedging the economic interest in the NVIDIA shares they hold.
- Since 2009, we have maintained a "clawback" policy for the recovery of performance-based compensation in the event of a financial restatement that, with respect to our CEO and CFO, does not require individual misconduct to be enforced.
- We review the external marketplace and make internal comparisons among the executive officers when making compensation determinations. The Compensation Committee does not benchmark to specific levels, but rather reviews external marketplace data as one of many factors considered when establishing executive compensation.
- We structure our executive compensation programs to avoid inappropriate risk-taking by our executives.
- Our compensation policies take into account the Company's economic circumstances. In fiscal 2010, in connection with a Company-wide salary reduction, most of our executive officers' base salaries were reduced by 5% and our CEO's salary was reduced to $1 (after taxes and benefit contributions) at his request.
- Our executive compensation is heavily weighted toward at-risk, performance-based compensation. In fiscal 2011, approximately 90% of our CEO's target compensation and an average of 54% of our other executive officers' target compensation was in the form of variable cash compensation and stock options that had an exercise price equal to 100% of the fair market value of our common stock on the date of grant.

Target Total Direct Compensation for CEO


Base Salary
11%
Variable Cash
Compensation
27%
Stock Options
62%

Target Total Direct Compensation for All Other NEOs


Base Salary
25%
RSU
24%
Variable Cash
Compensation
17%
Stock Options
34%

- As of March 21, 2011, our compensation program received the best possible score under the Institutional Shareholder Services, or ISS, corporate governance rating system known as GRId. Based on an analysis of twenty-eight different variables reviewed by ISS, our compensation program was given a "low" level of concern, which is intended to indicate that our compensation practices meet or exceed standard market practices.

CEO Compensation. Mr. Huang's total compensation was greater in fiscal 2011 than in fiscal 2010 due in large part to (1) the restoration of his base salary to the fiscal 2009 level after having been reduced to $1 for fiscal 2010 and (2) the reinstatement of the annual variable cash compensation plan for fiscal 2011. For fiscal 2010, in recognition of the Company's fiscal 2009 performance and the anticipated difficult economic environment for fiscal 2010, NVIDIA undertook a number of measures to address financial performance, including reducing Mr. Huang's base salary as part of company-wide salary reductions and eliminating executive participation in the fiscal 2010 variable cash compensation plan. At the beginning of fiscal 2011, the Compensation Committee restored Mr. Huang's base salary and at the end of fiscal 2011 in recognition of NVIDIA's strong second-half performance and the accomplishment of strategic goals, the Compensation Committee made its decisions for Mr. Huang's fiscal 2011 variable compensation. Mr. Huang's fiscal 2011 annual equity awards, which consisted entirely of stock options, had a grant date fair value of $3.255 million as compared to $3.475 million for his fiscal 2010 equity award, which also consisted entirely of stock options.

Pay for Performance. Our variable cash compensation programs truly link executive pay to Company and individual performance. For fiscal 2009, we did not pay out any variable cash compensation amounts to our executive officers because the Company's performance was below expectations and the threshold levels for payouts approved by our Compensation Committee. In fiscal 2010, we decided at the start of the year that our executive officers would generally not be eligible for variable cash compensation in light of fiscal 2009 performance, expectations for fiscal 2010 and the need to reduce costs in reaction to the global economic downturn.

In fiscal 2011, we established a variable cash compensation program, or our Variable Plan, with a very challenging corporate performance goal of GAAP net income for the year of $603 million, based on the market forecasts and internal corporate budget developed at the beginning of the year. As a reference, even though we had an actual GAAP net loss for fiscal 2010 of $68.0 million, we had positive GAAP net income results in the last two quarters of fiscal 2010 (GAAP net income in the third quarter of $107.6 million and in the fourth quarter of $131.1 million) and therefore felt the goal for fiscal 2011 was challenging but possible with very hard work. During the second quarter of fiscal 2011, due to unanticipated changes in the economic environment and rapidly changing business conditions in our key segments and regions that dramatically affected our financial results, the Compensation Committee determined that the corporate performance goal was no longer achievable, regardless of the level of execution and performance from the employees who were eligible under our Variable Plan. The Compensation Committee was exceedingly concerned that if this program was not modified, fiscal 2011 would be the third consecutive year that the Company's eligible employees (including our executive officers) would not receive any payout under our Variable Plan. This concern was exacerbated by the paramount need to retain and motivate employees to ramp our Tegra business to exploit opportunities in the mobile computing market, among other initiatives, in the second half of fiscal 2011 and beyond. The Compensation Committee therefore concluded that the Variable Plan for 2011 was no longer able to meet the objectives of attracting, retaining and motivating talented employees.

Consequently, in September 2010, the Compensation Committee decided to split the original single annual performance period of the plan into two six-month periods with respect to corporate performance. The Compensation Committee determined that no amount of compensation was earned with respect to corporate performance in the first half of fiscal 2011 and it established a new corporate goal and payout structure for the second half that would motivate employees to continue to work hard to exploit the potential for the Tegra business and other initiatives. Under the new payout structure, the corporate component was capped at 120%, rather than 200%, of the corporate target amount, and was also pro-rated so that it could only be earned in respect of 50% of the original corporate target amount—that is, the variable cash payout in respect of corporate performance for fiscal 2011 was capped at a maximum of 30% of the total target variable cash opportunity (rather than 100% of the original total target variable cash opportunity, as was the case at the start of the year). At the end of fiscal 2011, the Compensation Committee determined that the Company's corporate performance exceeded the revised maximum level, resulting in a capped payout of 120% of this second half goal, or 30% of the total target variable cash compensation opportunity. Specifically, the Company achieved GAAP net income in the third and fourth quarters of fiscal 2011 of $256.6 million, an increase of $17.9 million (or 7%) over $238.7 million of net income in the third and fourth quarters of fiscal 2010.

In addition, despite the very difficult start to the year, for fiscal 2011, compared to fiscal 2010, our stock price appreciated by 54%, GAAP net income increased by $321 million, and gross margin increased by 4.4 percentage points.

($ in millions except per share data)	Fiscal Year 2010	Fiscal Year 2011	Change
Fiscal Year End Closing Stock Price	$ 15.39	$23.76	$ 8.37
Revenue	$ 3,326	$3,543	$ 217
GAAP Gross Margin	35.4%	39.8%	4.4pp
GAAP Net Income (Loss)	($68.0)	$253.1	$321.1
GAAP Income (Loss) Per Share	($0.12)	$ 0.43	$ 0.55
Cash, Cash Equivalents and Marketable Securities Balance at Fiscal Year End	$ 1,728	$2,491	$ 763


Proxy

Executive Compensation Philosophy and Overview

The primary goal for our executive compensation program is to attract, motivate and retain a talented, innovative and entrepreneurial team of executives who will provide leadership for our success in a dynamic, competitive market. We seek to accomplish this goal in a way that is aligned with our business objectives, our performance and the long-term interests of our stockholders. We design our executive compensation program to position NVIDIA competitively among the companies against which we recruit and compete for talent. We also consider the financial obligations created by our executive compensation program, as well as the equity expense and the potential dilution of stockholder ownership.

Consistent with recent years, the principal components of our executive compensation program for fiscal 2011 consisted primarily of equity compensation, variable cash compensation and base salaries. The Compensation Committee does not use a strict weighting system between compensation elements for each executive officer, but instead considers the total compensation necessary to motivate and retain these individuals with a mix that places greater weight on performance-based components, including variable cash compensation and equity compensation. The Compensation Committee believes that a mix of both cash and equity incentives is appropriate, as cash incentives reward executives for near term results, while equity incentives motivate executives to increase stockholder value in the longer term. In determining the mix between cash and equity, the total cash compensation opportunity (base salary and variable cash compensation) was generally weighted less than the total equity compensation opportunity.

Determining Executive Compensation

Role of the Compensation Committee, Compensation Consultants, and Management

The Compensation Committee meets periodically on a regular schedule throughout the year to manage our compensation program. The Compensation Committee determines the principal components of compensation for our executive officers on an annual basis, typically at the beginning of the applicable fiscal year. The Compensation Committee then meets again mid-year in preparation for the equity grants that are made in September each year, and has the opportunity to review and revise compensation decisions at that time.

In making its decisions, the Compensation Committee obtains advice from an independent executive compensation consultant engaged directly by the Compensation Committee. For fiscal 2011, the Compensation Committee engaged Exequity LLP, or Exequity, to act as its independent compensation consultant. Exequity took its direction from the Compensation Committee Chairman and interacted with management (our CEO and human resources department) to obtain compensation data that management gathered, based on parameters established by the Compensation Committee, from the Radford Executive Survey (for decisions in early fiscal 2011) and from the successor survey, the Radford Global Technology Survey (for decisions in September 2011). Exequity provided the Compensation Committee with the following services in fiscal year 2011:

- reviewed and provided recommendations on composition of peer groups;

- analyzed the Radford survey data;
- conducted a comparative study of the Company's executive compensation policies, practices and procedures relative to other public companies and prepared and submitted to the Compensation Committee a report and recommendations;
- conducted an independent analysis and review of the compensation arrangements for our CEO and provided recommendations to the Compensation Committee regarding base salary, variable cash compensation and equity grant level for our CEO;
- conducted a review of compensation for our Board, and provided recommendations to the Compensation Committee and the Board regarding Board pay structure;
- updated the Compensation Committee on emerging trends/best practices in the area of executive and Board compensation;
- reviewed and provided feedback on our compensation risk analysis; and
- reviewed the Compensation Discussion and Analysis for inclusion in our proxy statement.

Exequity does not provide any services directly to NVIDIA. However, NVIDIA paid the cost for Exequity's services on behalf of the Compensation Committee for fiscal year 2011.

With respect to compensation for our CEO, the Compensation Committee, working directly with its compensation consultant and without the presence of our CEO, deliberates and makes decisions regarding the salary, variable incentive compensation level and equity-based compensation opportunity to be awarded to our CEO for the new fiscal year, as well as variable compensation payouts for the prior fiscal year. The Compensation Committee establishes the written individual performance goals for our CEO. The Compensation Committee evaluates the CEO's performance taking into account a self-review prepared by the CEO and the Compensation Committee's own judgment of the results achieved by our CEO as compared to goals established at the beginning of the fiscal year.

In setting compensation for our executive officers, the Compensation Committee solicits input of our CEO, who recommends to the Compensation Committee the salary, variable incentive compensation level and equity-based compensation to be awarded to our executive officers (other than himself) for the new fiscal year. Our CEO also recommends the individual performance goals for our executive officers (other than himself) for the new fiscal year. The CEO then evaluates the performance of the other executive officers at the end of the fiscal year and makes the related recommendations on variable compensation payouts for that fiscal year. The Compensation Committee gives considerable weight to our CEO's evaluations because of his direct knowledge of each executive's performance and contributions.

The Compensation Committee remains solely responsible for making the final decisions on compensation for our executive officers, including our CEO. No executive officer is present during discussions of his or her compensation package or participates directly in approving the amount of any component of his or her own compensation package.

Factors Used in Determining Executive Compensation

In any given year, when establishing the elements of executive compensation, the Compensation Committee may take into consideration one or more of the following factors:

- the belief that the total compensation opportunity and the percentage of total compensation "at risk" should increase as the level of responsibility rises—e.g., because the CEO has overall responsibility for our entire company, his total compensation opportunity is significantly greater, as is his percentage of performance-based compensation;

- internal pay equity—that is, we assess an executive officer's responsibilities, the scope of their position and the complexity of the department or function they manage, relative to their internal peers, and set compensation levels within a relatively narrow band for comparably situated executives;
- the Company's performance, operating budget and expected financial constraints;
- the trends in compensation paid to similarly situated officers at our three groups of Peer Companies;
- the market average and 75th percentile of compensation paid to our Executive Peers;
- an executive's historical and anticipated performance;
- the need to motivate executives to address particular business challenges that are unique to any given year;
- the independent judgment of the members of our Compensation Committee;
- our CEO's recommendations, because of his direct knowledge of the results delivered and leadership demonstrated by each executive;
- a review of a current executive officer's total compensation as set forth in a tally sheet that includes: (i) current and past base salary, (ii) target and actual variable compensation in previous years, (iii) amount and value of shares granted to each executive officer in the prior four fiscal years, and (iv) the market average and 75th percentile of compensation levels paid to executives in similar positions at our Executive Peers, as we believe this helps us in determining the amount of compensation that is needed to attract, retain and motivate our executives; and
- the total compensation cost and stockholder dilution resulting from executive compensation actions as we believe this helps us maintain a responsible cost structure for our compensation programs.

The relative weight, if any, given to each of the factors above varies with each individual executive officer and with respect to each element of compensation at the sole discretion of the Compensation Committee.

Peer Companies and Market Compensation Data

The Compensation Committee reviews market practices for compensating our desired talent pool, including data from our Peer Companies (as described below), for the three major components of our compensation program. When reviewing and analyzing the amount of each major component and the total compensation opportunity for our executive officers other than Mr. Huang, the Compensation Committee reviews each component at the market average and 75th percentile for our Executive Peers (as defined below) for guidance. For Mr. Huang, the Compensation Committee reviews the 50th percentile and the 75th percentile, because data at the 50th percentile is much more readily available, and therefore representative of the middle of the market, in respect of chief executive officers than it is for our other named executive officers. The Compensation Committee, however, does not set compensation components to meet specific benchmarks, such as targeting salaries "at the 50th percentile" or equity compensation "at the 75th percentile". Rather, the Compensation Committee reviews this peer data as a reference point in determining whether the total compensation opportunity is likely to provide sufficient motivation and retention as well as whether it properly reflects the executive's role and scope of responsibilities relative to companies with whom we compete for talent. The Compensation Committee chooses the actual amount of each element of compensation and the total compensation opportunity of each executive officer based in part on this peer data and in part on the factors discussed above in *Factors Used in Determining Executive Compensation* and below in respect of actual decisions for fiscal 2011.

In early fiscal 2011, Exequity and our human resources department recommended and our Compensation Committee approved, with only minor changes from the recommendations, three different groups of Peer Companies: Employee Peers, Executive Peers and Semiconductor Peers. Employee Peers are the companies in various industries with which we feel we generally compete for talent. Executive Peers are companies that (i) the Company generally thinks it competes with for executive talent; (ii) have an established business, market presence and complexity similar to NVIDIA; and (iii) are of similar size to NVIDIA as measured by revenue and market capitalizations at roughly .5-2x that of NVIDIA. For Executive Peers, the median revenue and market capitalization was approximately $3.5 billion and $12 billion, respectively, which closely approximates the Company's revenue and market capitalization. Semiconductor Peers are all the companies in the semiconductor industry within the Employee Peer group. The Compensation Committee uses the Employee Peers and Semiconductor Peers to monitor trends in compensation generally. The Compensation Committee views the Executive Peer data as more indicative of the level of compensation necessary to attract, retain and motivate executives and uses this data in the tally sheets.

For fiscal 2011, our Employee Peers (listed under the column titled "EE" below), Executive Peers (listed under the column titled "EX" below) and Semiconductor Peers (listed under the column titled "SC" below) consisted of the companies listed below, or our Peer Companies. With the exception of the addition of the companies as noted by footnote below for fiscal 2011, we did not change our peer groups relative to fiscal 2010.

Company Name	*EE*	*EX*	*SC*	*Company Name*	*EE*	*EX*	*SC*
Adobe Systems, Inc.	X	X		Marvell Technology Group LTD	X	X	X
Advanced Micro Devices, Inc.	X	X	X	Maxim Integrated, Inc.**	X		X
Agilent Technologies, Inc.	X	X		Micron Technology, Inc.	X	X	X
Altera Corporation	X	X	X	Microsoft Corporation	X		
Amazon.Com, Inc.	X	X		Motorola, Inc.	X		
Analog Devices, Inc.*	X			National Semiconductor Corporation	X	X	X
Apple Inc.	X	X		Nokia Corporation*	X		
Autodesk, Inc.	X	X		NXP Semiconductor N.V.**	X		X
Avago Technologies	X		X	On Semiconductor Corporation	X		X
Broadcom Corporation	X	X	X	Oracle Corporation	X		
Cadence Design Systems, Inc.	X			Palm, Inc	X		
Cisco Systems, Inc.	X			QUALCOMM Incorporated	X	X	
Cypress Semiconductor Corporation	X	X	X	Riverbed Technology, Inc.*	X		
Dell Inc.	X			Samsung Telecommunications America LLC	X		
eBay Inc.	X	X		SanDisk Corporation	X	X	X
Electronic Arts Inc.	X	X		Sharp Microelectronics Of The Americas	X		X
EMC Corporation	X			Sony Computer Entertainment America Inc.	X		
Ericsson Inc.	X			STMicroelectronics N.V.	X		X
Flextronics International Ltd.*	X			Sun Microsystems, Inc.	X	X	
Google Inc.	X			Symantec Corporation	X		
Infineon Technologies AG	X		X	Synopsys, Inc.	X		
Intel Corporation	X		X	Texas Instruments Incorporated	X	X	X
Intuit Inc.	X	X		VMWare, Inc.*	X		
Juniper Networks, Inc.	X	X		Western Digital Corporation*	X		
KLA-Tencor Corporation	X	X		Xilinx, Inc.	X	X	X
LSI Corporation	X	X	X	Yahoo! Inc.	X		

* This company was added as an employee peer for fiscal 2011 because we generally compete for talent with this company.

** This company was added as both an employee peer and a semiconductor peer for fiscal 2011 because we generally compete for talent with this company and it is in the semiconductor industry.

Elements of Compensation

Equity Compensation

The Compensation Committee believes that equity compensation is the most important element of our total compensation package, and for that reason, more than 50% of the total target value of the annual compensation opportunity for each of our executive officers is provided as equity compensation. The Compensation Committee believes that properly structured equity compensation works to align the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock price appreciation. The Compensation Committee also believes that if our executive officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. Further, the Compensation Committee believes that equity compensation is an integral component of our efforts to attract and retain exceptional executives, senior management and employees.

In recent years, we have granted a mix of stock options and restricted stock units, or RSUs. Each stock option grant allows the executive officer the opportunity to acquire shares of our common stock at a fixed price per share (the closing price of our common stock on the date of grant) over a specified period of time. Options vest based on continued service over a specified period, most recently over four-year period with a one-year cliff. As a result of the way we structure our option awards, options provide a return to our executive officers only if the market price of our common stock appreciates over the option term and only if the executive officer remains with NVIDIA through each vesting date.

Each RSU grant allows the executive officer the opportunity to acquire shares of our common stock subject to continued service on each vesting date (generally over either three or four years). The value of each RSU increases or decreases with our stock price (which, in recent years, has been highly volatile). As a result, the Compensation Committee believes that RSUs reflect at-risk, performance-based compensation. The Compensation Committee also realizes that RSUs provide some level of certain return as executives do not pay an exercise price on the award, and the Compensation Committee believes this time-based return has served a necessary retention purpose in recent years due to the volatility of our stock, especially as the majority of our Peer Companies award RSUs. Finally, the Compensation Committee uses RSUs as a tool to manage the dilutive effect of our compensation program, as we generally award fewer RSUs than we would options in order to achieve the desired value of the equity award, since the grant date value of one share of stock subject to an RSU, using customary valuation principles, is greater than the value of one share of stock subject to a stock option.

The Compensation Committee determines the aggregate size of the annual equity award taking into account the desire to create a meaningful opportunity for stock ownership, the need for internal pay equity, dilution management as determined by reference to our equity budget for the year for the entire company, the effect of the award size on the total target compensation opportunity for the year and whether the award size is likely to achieve our motivation and retention goals. As noted above under *Factors Used in Determining Executive Compensation*, no one single factor was determinative and there was no formula or specific weighting to equity compensation that was used. In considering motivation and retention, the Compensation Committee reviewed the tally sheet analysis. The Compensation Committee did not benchmark to specific levels on the tally sheets, but instead noted that total cash compensation for 2010 was significantly below the middle of the market for our executive officers other than Mr. Huang (given his high target variable cash compensation opportunity, as discussed in greater detail below), and that in order to retain these executives, equity grants for 2011 should result in total target compensation closer to the market average of the Peer Companies while still reflecting internal pay equity.

For fiscal 2011, once the desired aggregate value was determined (using a projected hypothetical stock price value that was higher than the fair market value on the ultimate date of grant), the Compensation Committee divided the value in half—allocating 50% to the grant in the first half of the fiscal year and 50% to the grant in the second half of the fiscal year. With regards to allocating between options and RSUs, for fiscal 2011, the Compensation Committee split the target grant date value roughly equally (other than with respect to

Mr. Huang). In general, the Compensation Committee believed this 50/50 value ratio of options to RSUs was appropriate because it was equally concerned with motivating long-term value creation (through the need for sustained increases in our stock price for stock options to have meaningful value) and promoting retention (through limiting the risk associated with our stock price volatility by granting RSUs). However, with respect to Mr. Huang, due to his history with NVIDIA as a founder, his accumulated stock holdings, and his deep ties to the Company, the Compensation Committee did not have the same retention concerns as it did for other executive officers. In addition, given his responsibility for the operations and performance of the entire enterprise, the Compensation Committee determined that the compensation he receives from equity grants should be based solely on stock price appreciation to reinforce his focus on long-term shareholder value creation.

For fiscal 2011, in determining the number of shares needed to achieve the 50/50 value ratio of options to RSUs, the Compensation Committee used a ratio of three stock option shares to one RSU share, as this was determined, at the time of the analysis to approximate the relative grant date fair values of the awards (using a Black-Scholes model). The Compensation Committee determined the number of RSUs by using a hypothetical projected fair market value (for the future grant date) for our common stock, and then multiplied the resulting number of shares by three to determine the number of shares subject to the option grant. We note that because the fair market value on the date of grant was lower than the projected hypothetical value used to determine the aggregate award value at the time the Compensation Committee made its decisions, the actual grant date value is not evenly split between options and RSUs and is lower, in the aggregate, than the value that was originally targeted by our Compensation Committee. Even though the fair market value was lower than anticipated on the grant date, we did not increase the number of shares to be granted in order to reach the originally determined target value. We also note that the grant date value of the respective equity awards does not correspond to the actual economic value that may be realized by an executive officer upon vesting or exercise of these awards. The actual economic value of these awards will depend directly on the performance of our stock price over the period during which the RSUs vest and options can be exercised and the executive's decision on exercise and sale (which decision may be constrained by our stock ownership guidelines). An option award may result in no income to the employee if our stock price does not exceed the exercise price at the time of exercise and ultimately at the time of sale.

The Compensation Committee made the first half grants in March 2010 as shown in the table below. In September 2010, the Compensation Committee reviewed the grant sizes for the second half of the year that had been established at the start of fiscal 2011 and decided no changes were necessary.

	Stock Options			Restricted Stock Units			Actual Aggregate Grant Date Fair Value	Market Positioning of Equity Awards
Name	March 2010	September 2010	Total	March 2010	September 2010	Total		
Jen-Hsun Huang	250,000	250,000	500,000	0	0	0	$3,255,000	<50th
David L. White	37,500	47,500	85,000	12,500	12,500	25,000	$ 886,625	< MA*
Ajay K. Puri	41,250	47,500	88,750	13,750	12,500	26,250	$ 922,788	MA – 75th
David M. Shannon	37,500	47,500	85,000	12,500	12,500	25,000	$ 871,625	<MA
Debora Shoquist	35,000	35,000	70,000	11,500	11,500	23,000	$ 763,940	<MA

* MA means market average.

Variable Cash Compensation

Variable cash compensation, administered under our Variable Plan, is designed to align executive compensation with the executive officer's individual performance and our annual financial performance. The Variable Plan provides that up to 50% of the target opportunity, which we call the Individual Target Amount, is earned based on how well the executive officer performs against his or her individual objectives, which earned amount we call the Individual Component, and up to 50% of the target opportunity, which we call the Corporate Target Amount, is earned based on our success at achieving a financial performance target, which earned amount we call the Corporate Component.

The total target opportunity (that is, the Individual Target Amount plus the Corporate Target Amount), or Cash Target, is equal to a specified percentage of the executive officer's base salary. At the beginning of each fiscal year, our Compensation Committee generally establishes the Cash Target for each executive officer. However, in February 2010, the Compensation Committee decided not to engage in a full review and adjustment of Cash Targets for fiscal 2011, deciding instead to use the same levels as used for fiscal 2009. The Compensation Committee chose to defer the review and adjustment until later in the year consistent with the Company's plan to review base salaries for all leaders in the Company in September 2010 (as further described below).

Executive Officer	Original Cash Target	% of Salary	Market Position of Dollar Value of Variable Cash	Market Position of Total Cash Opportunity (Salary + Variable Cash)
Jen-Hsun Huang	$1,500,000	250%	>75th	50th – 75th
David L. White	$ 385,000	91%	MA* – 75th	<MA
Ajay K. Puri	$ 350,000	116%	>75th	<MA
David M. Shannon	$ 275,000	92%	MA-75th	<MA
Debora Shoquist	$ 225,000	82%	MA-75th	<MA

* MA means market average.

Instead, in September 2010, as part of the process of adjusting base salaries, the Compensation Committee reviewed the Cash Target for each executive officer and made the adjustments, if any, as reflected in the table below. The Compensation Committee reviewed the tally sheets, which include the target cash opportunity (expressed as a percentage of base salary) for similarly situated executives at the market average (or 50th percentile for Mr. Huang) and 75th percentiles of our Executive Peers. The Compensation Committee chose the adjusted Cash Target for each of our executive officers based in part on peer data (without benchmarking to a specific level) and in part on internal pay equity, the desired emphasis for cash compensation and variable cash compensation for fiscal 2011 for that executive, our financial projections and budget for fiscal 2011, economic conditions and historical compensation levels. The Compensation Committee did not use a formula or assign a particular weight to any one factor in determining the Cash Target for our executive officers. Rather, the Compensation Committee's determination of the adjusted Cash Target was subjective. The Compensation Committee considered that the performance goal for our fiscal 2011 Variable Plan (even as adjusted), like past fiscal years, demanded significant year-over-year improvements in corporate performance. For example, as disclosed in prior proxy statements, our fiscal 2007 variable cash plan required an 81% year-over-year increase in adjusted annual net income for threshold performance, our fiscal 2008 variable cash plan required a 46% year-over-year increase in adjusted annual net income for target performance and our fiscal 2009 variable cash plan required a 26% year-over-year increase in actual annual net income. The Compensation Committee believes that performance at these exceptional target levels is generally deserving of compensation that is above the median and closer to the 75th percentile for peer companies. In addition, the Compensation Committee took into account the importance of internal pay equity (particularly as among Messrs. White, Puri and Shannon), and the concurrent salary decisions, and the reasons for the salary decisions, set forth below under *Base Salary* for our executive officers other than Mr. Huang. For Mr. Huang, the Compensation Committee made an affirmative decision to weight Mr. Huang's cash compensation more heavily toward at-risk incentive compensation given his overall responsibility for the Company's performance. Therefore, they maintained his base salary at a level that was below the 25th percentile for peer companies and made the corresponding decision to set his Cash Target at such a level that his total target cash compensation was between the 50th and 75th percentiles.

Executive Officer	Original Cash Target	New Cash Target*	New % of Salary**	Market Position of Total Cash Opportunity (Salary + Variable Cash)
Jen-Hsun Huang	$1,500,000	$1,500,000	250%	50th – 75th
David L. White	$ 385,000	$ 385,000	91%	<MA***
Ajay K. Puri	$ 350,000	$ 385,000	91%	MA – 75th
David M. Shannon	$ 275,000	$ 385,000	91%	>75th
Debora Shoquist	$ 225,000	$ 225,000	64%	<50th

* Note that the actual variable compensation earned at year end was calculated by multiplying the salary earned during the year against the Cash Target percentage in effect at the time the salary was earned.

** Calculated as a percentage of the new salary that was established in September 2010.

*** MA means market average.

With respect to the Individual Component, for fiscal 2011, 75% of the Individual Target Amount was weighted toward specified individual strategic objectives and 25% of the Individual Target Amount was weighted towards overall leadership demonstrated at NVIDIA. The individual strategic objectives generally included results to be achieved in the executive officer's function or area, such as revenue growth, gross margin improvement, quality of products delivered and reducing waste. Leadership objectives included hiring exceptional talent, building a strong organization, improving core processes and supporting global expansion. For fiscal year 2011, there was no maximum payout cap on the Individual Component. The Compensation Committee did not use a formula or assign a particular weight to any individual strategic goal in determining the Cash Target for our executive officers. Rather, the Compensation Committee's determination of the Individual Component was subjective and taken with regard to the totality of the executive's achievements.

With respect to the Corporate Component, for fiscal 2011, 100% of the Corporate Target Amount was dependent upon achievement of net income as determined in accordance with generally accepted accounting principles, or GAAP. Net income was the same financial performance target used by the Compensation Committee in fiscal 2009 (the last fiscal year that the Compensation Committee established a Corporate Component of the Variable Plan). The Compensation Committee selected net income because it believed this financial measure would most accurately reflect the underlying performance of the business in fiscal 2011 and therefore management's performance. In February 2010, the Compensation Committee set GAAP net income goals for threshold, target and maximum performance and corresponding payouts, with the goals set based on the Company's internal annual business plan, as shown in the table below. The Compensation Committee believed, in February 2010, that the target level was attainable with significant effort, but achievement was not certain. No amount of the Corporate Component would be earned unless the Company exceeded the threshold level of performance. Payouts would be interpolated on a straight line for achievement between the threshold and maximum amounts.

	GAAP Net Income	Payout of Pro-Rated Corporate Target Amount
Threshold Amount	$492 million	No payout
Target Amount	$603 million	100%
Maximum Amount	$787 million	200%

In the second quarter of fiscal 2011, we faced a challenging economic environment and rapidly changing business conditions in our key segments and regions that dramatically affected our financial results. Specifically, while net income for the first quarter was $137.6 million, we faced a net loss of $141.0 million in the second quarter, due in part to rising memory costs and the weakness of the Euro which increased end market prices of graphics add-in cards. In addition, the growing economic concerns in Europe and China began to create pressure on discretionary spending. As a result, the market moved towards lower-cost GPUs and PCs with integrated graphics. These issues disproportionately affected NVIDIA for two reasons. Firstly, our product strategy is oriented more towards the higher-end of the market. Secondly, our discrete GPU attach rates in Europe and China are the highest in the world, and our share in both those regions is very high.

As a result of these economic and business conditions, the Compensation Committee became concerned that if the Variable Plan was not modified, fiscal 2011 would be the third consecutive year that the Company's eligible employees (including our executive officers) would not receive a payout under the Variable Plan. This concern was exacerbated by the paramount need to attract new employees, as well as to retain and motivate existing employees, to ramp our Tegra business to exploit opportunities in the mobile computing market, among other initiatives, in the second half of fiscal 2011 and beyond. The Compensation Committee concluded that the fiscal 2011 Variable Plan was no longer able to meet the objectives of attracting, retaining and motivating talented employees.

Therefore, in September 2010, the Compensation Committee decided to split the original single annual performance period of the Variable Plan into two six-month periods with respect to corporate performance. The Compensation Committee determined that no amount of variable compensation was earned with respect to the Corporate Component in the first half of fiscal 2011. Employees could still earn variable compensation for the full year in respect of the Individual Component, a decision which the Compensation Committee felt was necessary for retention and motivation.

As shown in the table below, the Compensation Committee established a new corporate goal for target and maximum net income for the second half that it believed would provide motivation to employees to continue to work hard to exploit the potential for the Tegra business and other initiatives and would provide an attractive incentive for new hire candidates (as this Variable Plan applied throughout the Company, not just for our executive officers). The Compensation Committee believed the target goal for a 100% payout was attainable with significant effort, but not certain, in light of our second quarter results. The Compensation Committee reduced the maximum payout on the Corporate Component from 200% of the full year value of the Corporate Component to 120% of half of the full year value of the Corporate Component. Payouts would be interpolated on a straight line for achievement of GAAP net income for the third and fourth quarters between 0% and the target result of $142 million, and from 100% to 120% for achievement in the second half of fiscal 2011 between the target amount and the maximum amount. There was no threshold level of performance for a payout on the Corporate Component.

	GAAP Net Income*	Payout of Pro-Rated Corporate Target Amount**
Target Amount	$142 million	100%
Maximum Amount	$177 million	Up to 120%

* Aggregate goal for combined Q3 and Q4 results.

** 50% of original Corporate Target Amount.

At the end of fiscal 2011, the Compensation Committee determined that the Company exceeded the second half GAAP net income maximum goal, resulting in a payout of 60% of the original Corporate Target Amount for the original full year plan (that is, 120% of 50% of the Corporate Target Amount), which equated to 30% of the executive officer's Cash Target for the year. Specifically, the Company achieved aggregate GAAP net income in the third and fourth quarters of fiscal 2011 of $256.6 million, an increase of $17.9 million (or 7%) over the $238.7 million net income in the third and fourth quarters of fiscal 2010. Total GAAP net income for fiscal 2011 was $253 million, or 42% of the original target level of $603 million established in February 2011 and $239 million less than the original threshold level of $492 million.

Although our Compensation Committee did not cap the maximum payout amount under the Individual Component for fiscal 2011, the Compensation Committee did not approve payment to any executive officer in excess of 130% of the Individual Target Amount for individual performance in fiscal 2011. The Compensation Committee evaluated each executive officer's performance to determine the Individual Component payout in March 2011 as follows:

- Mr. Huang: The Compensation Committee determined that Mr. Huang achieved the following individual performance goals in fiscal 2011: (i) introduced NVIDIA 3.0, and repositioned the Company as a parallel processor company with leadership in visual, parallel, and mobile computing; (ii) settled the Intel dispute and entered into 6-year cross-license; (iii) Tesla was adopted by high visibility installations—Tianhe and Tsubame; (iv) Tegra was the world's first dual core processor and won the first round of Android tablets; (v) GeForce regained leadership position with second generation GTX5xx family; (vi) completed an architecture license for next generation ARM architecture and established ARM as the Company's CPU architecture; and (vii) gross margins were at a record level in the fourth quarter of fiscal 2011. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Huang of $975,000, which represents 130% of his Individual Target Amount, for a total variable compensation payout of 95% of his Cash Target.

- Mr. White: The Compensation Committee determined that Mr. White achieved the following performance goals in fiscal 2011: (i) developed new financial planning process; (ii) implemented new approval processes; (iii) implemented cost savings and measures; and (iv) provided support and assisted in negotiations with key suppliers and partners. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. White of $144,375, which represents 75% of his Individual Target Amount, for a total variable compensation payout of 67.5% of his Cash Target.
- Mr. Puri: The Compensation Committee determined that Mr. Puri achieved the following performance goals in fiscal 2011: (i) increased revenue for fiscal year 2011; (ii) maintained a competitive, focused and motivated team; (iii) improved sales processes; and (iv) attracted and retained key talent in the industry. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Puri of $180,834, which represents 100% of his Individual Target Amount, for a total variable compensation payout of 80% of his adjusted Cash Target.
- Mr. Shannon: The Compensation Committee determined that Mr. Shannon achieved the following performance goals in fiscal 2011: (i) completed an architecture license for next generation ARM architecture and established ARM as the Company's CPU architecture; (ii) formulated employee training programs; (iii) settled the Intel litigation and negotiated a license agreement with Intel; (iv) reduced electronic discovery costs; and (v) continued to build our intellectual property portfolio. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Mr. Shannon of $155,835, which represents 100% of his Individual Target Amount, for a total variable compensation payout of 80% of his adjusted Cash Target.
- Ms. Shoquist: The Compensation Committee determined that Ms. Shoquist achieved the following performance goals in fiscal 2011: (i) met targets for gross margin, including record levels of gross margin in the fourth quarter; (ii) reduced waste; (iii) built a new product introduction capability; and (iv) implemented several significant process improvements with partners. As a result of these achievements, the Compensation Committee approved an Individual Component payout to Ms. Shoquist of $112,500, which represents 100% of her Individual Target Amount, for a total variable compensation payout of 80% of her Cash Target.

As a result, the executive officers received the following in total variable cash compensation under the Variable Plan as revised:

Executive Officer	Corporate Component Payout	Individual Component Payout	Total Variable Compensation Payout
Jen-Hsun Huang	$450,000	$975,000	$1,425,000
David L. White	$115,500	$144,375	$ 259,875
Ajay K. Puri*	$180,834	$180,834	$ 289,334
David M. Shannon*	$ 93,500	$155,835	$ 249,335
Debora Shoquist	$ 67,500	$112,500	$ 180,000

* Note that the actual payout was calculated by multiplying the salary earned during the year against the Cash Target percentage in effect at the time the salary was earned. Therefore, his total variable compensation payout is not equal to 80% of his adjusted Cash Target, but a lesser amount.

Base Salary

Base salary is the fixed portion of executive pay used to compensate executives for their expected day-to-day performance. The Compensation Committee generally establishes base salaries at the beginning of each year. At the beginning of fiscal 2011, our Compensation Committee reinstated the base salaries of our executive officers to their 2009 salary levels, ending the fiscal 2010 cost-cutting salary reductions in light of the Company's improved financial condition at the end of fiscal 2010. However, the Compensation Committee decided to defer any additional base salary adjustments until the second half of fiscal 2011, consistent with the deferral of the timing of its review of base salaries of other non-executive officer leaders of the Company. In

September 2010, the Compensation Committee reviewed the annual base salaries for our executive officers, other than Mr. Huang (reflecting the Compensation Committee's decision to weight Mr. Huang's total target compensation for fiscal 2011 more heavily toward performance based compensation).

In reviewing the base salaries in September 2011, our Compensation Committee reviewed the tally sheets, which included the base salary data for similarly situated executives at the market average and 75th percentiles of our Executive Peers. The Compensation Committee set the base salary levels for the balance of fiscal 2011 based in part on peer data (without benchmarking to a specific level) and in part on internal pay equity, our financial projections and budget considerations, economic conditions and historical compensation levels. In particular, the Compensation Committee considered the fact that most of our executives, like most of our broader employee population, had not received pay increases in the past few years in light of the difficult economy and need for broad-based cost-cutting measures. The Compensation Committee also considered, as a general principle, the fact that our stock price had been depressed in the prior year, and therefore stock option grants to our executive officers had been made at lower market prices. Therefore our executives faced the potential for meaningful compensation through their stock options as the performance of the Company, and our stock price, increased, and this compensation would be performance-based. The Compensation Committee did not use a formula or assign a particular weight to any one factor in determining the base salaries for our executive officers. Rather, the Compensation Committee's determination of the adjusted base salaries was subjective. In setting base salaries in September 2010, the Compensation Committee also specifically considered the following:

- Mr. White: Given his recent hiring and given that his total target compensation level was within acceptable ranges for internal pay equity, the Compensation Committee chose not to adjust Mr. White's base salary.
- Mr. Puri: Mr. Puri has significant experience as a technology sales leader, having spent more than 5 years as head of sales at NVIDIA, and has worked to expand NVIDIA's sales into new market segments during this time. His salary and total target cash compensation had fallen well below the market average, and he had not received a salary increase since joining NVIDIA in 2005. The salary adjustment reflected below, when considered in connection with his variable cash compensation opportunity, provided a total target cash compensation opportunity at just over the market average while maintaining internal pay equity.
- Mr. Shannon: Mr. Shannon has significant experience as a general counsel of a technology company, with more than 8 years experience as general counsel and secretary of NVIDIA. His salary and total target cash compensation had fallen well below the market average, and he had not received a salary increase since 2005. The salary adjustment reflected below, when considered in connection with his variable cash compensation opportunity, provided a total target cash compensation opportunity closer to the market average while maintaining internal pay equity.
- Ms. Shoquist: Ms. Shoquist has extensive experience as a senior operations officer of a technology company, with more than 3 years experience leading operations at NVIDIA. Her role at NVIDIA involves strategic supply chain management which has a significant impact on our financial results. Her salary and total target cash compensation had fallen well below the market average, and she had not received a salary increase since joining NVIDIA in 2008. The salary adjustment reflected below, when considered in connection with her variable cash compensation opportunity, provided a total target cash compensation opportunity at just under the market average while maintaining internal pay equity.

	Salary Before September Review	Salary after September Review	% Change	Market Position of Base Salary	Market Position of Total Cash Opportunity
Jen-Hsun Huang	$600,000	$600,000	0%	<25th	50th – 75th
David L. White	$425,000	$425,000	0%	<MA*	<MA
Ajay K. Puri	$300,000	$425,000	42%	MA – 75th	MA – 75th
David M. Shannon	$300,000	$425,000	42%	MA – 75th	<MA
Debora Shoquist	$275,000	$350,000	27%	>75th	<MA

* MA means market average.

Other Benefits

Signing Bonus. As part of our negotiations with Mr. White at the time of his hiring in fiscal 2009, we agreed to pay him a signing bonus of $200,000 over the course of his first year of service with us, payable in four equal quarterly installments. Mr. White received the last installment of his signing bonus at the beginning of fiscal 2011. The Compensation Committee believed that it was necessary to pay Mr. White the signing bonus as an inducement to him to give up his existing compensation opportunities at his prior company.

Health, Welfare, Retirement and ESPP Benefits. In order to attract and retain qualified executive officers and other employees, we must offer a competitive package of health and welfare programs. We maintain medical, vision, dental and accidental death and disability insurance as well as professional time off and paid holidays for all of our employees. Our executive officers are eligible to participate in these programs along with and on the same basis as our other employees. Like all of our full-time employees, our executive officers are eligible to participate in our 1998 Employee Stock Purchase Plan and our 401(k) plan.

No Perquisites. Our executive officers do not receive any perquisites or personal benefits that are not available to all NVIDIA employees on the same terms and conditions. Our strong cultural belief is that our executive officers should be treated the same as our employees.

Severance and Change-in-Control Agreements. We generally do not have severance or change-in-control agreements with any of our employees, including our executive officers. While such agreements are offered by many of our Peer Companies, we want to encourage executive officers to focus on growing and building value for our stockholders, a focus that we believe is best accomplished through the use of at-risk compensation elements such as variable cash compensation and long-term equity grants, rather than severance protections.

In addition, we believe our executives should generally be treated in the same way as our employees. Under the circumstances described below under the heading *Employment, Severance and Change-in-Control Agreements*, all of the stock options or RSUs held by our employees, including our executive officers, would be accelerated if they were not assumed or substituted by an acquiring company in a change-in-control transaction. The Compensation Committee included this provision in our equity incentive plan to motivate all of our employees, including our executive officers, to act in the best interest of our stockholders by removing the distraction of post-change of control uncertainties faced by employees, including executive officers, with regard to their continued employment and equity compensation. We believe that this stock plan provision provides sufficient protection to allow our employees, including our executive officers, to focus on the success of a potential business combination, rather than worrying about how business decisions that may be in the best interest of NVIDIA will impact their own financial security. That is, we believe this provision will help ensure stability among our employee ranks, and will help enable our employees to maintain a balanced perspective in making overall business decisions during periods of uncertainty.

However, as part of our negotiations with Mr. White at the time of his hiring in fiscal 2009, we agreed to provide additional double trigger vesting protection for a limited period of time to Mr. White, in order to induce him to join NVIDIA and in light of the severance protections he was leaving behind at his prior employer. If Mr. White's employment was involuntarily terminated as a direct result of the completion of an acquisition of NVIDIA within the first twelve months after his employment, the vesting of his initial grant of 450,000 stock option shares would have been accelerated such that 25% of such grant would be vested as of the date his employment was terminated. This potential benefit expired, pursuant to its terms, in early fiscal 2011.

Additional Executive Compensation Practices, Policies and Procedures

Compensation Recovery Policy

In April 2009, our Board adopted a Compensation Recovery Policy pursuant to which, if (i) we are required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K due to material noncompliance with any financial reporting requirement under the federal securities laws, or a Restatement, and (ii) the Board or a committee of independent directors concludes that our CEO or CFO had received a variable compensation payment, or portion thereof, that would not have been payable if the original interim or annual financial statements reflected the Restatement, then our CEO or CFO shall disgorge to NVIDIA the net after-tax amount of such variable compensation payment.

In addition, pursuant to the Compensation Recovery Policy, if the Board or a committee of independent directors determines that an officer (including but not limited to our CEO and CFO) or other employee received a variable compensation payment, or portion thereof, that would not have been payable if our original interim or annual financial statement reflected a Restatement, then the Board or such committee, in its discretion, may take similar actions as it deems necessary after their evaluation of the events that gave rise to the Restatement. In using its discretion, the Board or such committee may consider whether such person was involved in the preparation of our financial statements or otherwise caused the need for the Restatement. Such actions may include, to the extent permitted by applicable law, requiring partial or full repayment of any variable compensation or other incentive compensation paid to such person, requiring repayment of any gains realized on the exercise of stock options or on the open-market sale of vested shares and causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options. We will review and update the Compensation Recovery Policy as necessary for compliance with the clawback policy provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act as and when the final regulations related to that policy are issued.

Proxy

Stock Ownership Guidelines

Our Corporate Governance Policies require each executive officer to hold at least 25,000 shares of our common stock during the period in which he or she serves as an executive officer, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options and vested but unissued RSUs. Executive officers will have 18 months from the date that they become executive officers to reach the ownership threshold. Each of our executive officers currently meets the stock ownership requirement. We also note that as shown above under "Security Ownership of Certain Beneficial Owners and Management", as of January 30, 2011 and assuming a fair market value of our common stock of $23.76 (which was the closing price of our common stock on the last trading day of our fiscal year 2011), our CEO has beneficial ownership of shares (including both shares owned at, and shares he has the right to acquire within 60 days of, January 30, 2011) of our common stock having a value in excess of 835 times his base salary and each of our other executive officers has beneficial ownership of shares (including both shares owned and shares that such executive officers have the right to acquire within 60 days of January 30, 2011) of our common stock having a value in excess of 10 times their respective base salaries.

Hedging Policy

Since our initial public offering in 1999, our policies have prohibited our employees, including our executive officers, from engaging in transactions to "hedge" ownership of our stock, including short sales or trading in any derivatives involving our securities. We believe this policy is consistent with good corporate governance and with our pay for performance compensation model.

Managing the Use of Equity

While equity is an important component of overall compensation, we carefully monitor the number of equity-based awards granted to employees. We strive to balance compensation to employees against equity expense and the potential dilution of stockholder ownership by budgeting the number of equity-based awards available for employee grants and establishing a dilution budget. For fiscal 2011, the Compensation Committee established a total dilution budget of 3.25% to 3.75% of our outstanding shares of common stock for all employees and new hire grants other than those related to merger and acquisition activity. Our actual dilution rate for fiscal 2011 was 3.40%. For purposes of our annual dilution rate calculations, each RSU is counted as more than one share (as set forth below) with the exact multiple ranging in any given year from 1.5 to 4 shares based on our stock price volatility. In fiscal 2011, based on our historical common stock volatility at the time the dilution budget was established, each RSU was counted as 2 shares. To calculate the actual dilution for fiscal 2011, we calculated the sum of each stock option granted as 1 unit and each RSU granted as 2 units and divided the sum of these by the number of shares of common stock outstanding on the last day of our fiscal year (January 30, 2011). We expect our dilution rate to vary in future periods as our business and competitive environment change, as our hiring needs change, and in response to any accounting or regulatory developments.

Equity Granting Policies

In fiscal year 2007, the Compensation Committee adopted specific policies regarding the grant dates of equity applicable to all employees. As part of its overall compensation review, the Compensation Committee annually reviews these policies and makes adjustments. Our grant policies are currently as follows:

- *New Hire Grants.* The grant date for new employees, including a recently hired executive officer, is the 6th business day of the month following the new employee's start date. New hire grants to executive officers are made as part of our monthly process that includes grants to all recently hired employees. The exercise price of all new hire grants is equal to the closing price of our common stock on the grant date.
- *Semi-Annual Grants.* The Compensation Committee makes grants semi-annually to our executive officers on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of the fiscal year, the Compensation Committee approves a target equity grant for each eligible executive for the fiscal year, which is divided as follows: (a) 50% of the target grant is granted in March and (b) the remaining 50% is budgeted to be granted in September. The exercise price of all the executive semi-annual stock option grants is the closing price of our common stock on the grant date. Semi-annual grants will not be made to our executive officers during blackout periods under our insider trading policy. Instead, executive semi-annual grants will be made on the day that the blackout period ends.
- *Other Grants.* All other grants to existing executive officers and employees throughout the year, which we call off-cycle grants, will have a grant date of the 6th day of the month subsequent to the date of the event leading to the grant, provided that the grant is approved on or prior to such grant date. No off-cycle grants may be granted to our executive officers during blackout periods under our insider trading policy. Instead, they will be made as part of the next monthly grant cycle when the trading window is open. Also, the Compensation Committee must approve any off cycle grants to executive officers. No off-cycle grants were made to our executive officers during fiscal 2011.

We do not grant stock options upon the exercise of an option using shares already in the holder's possession (i.e. reload options), make loans to executives to exercise their stock options or, for any other reason, grant stock options at a discount (other than in connection with assuming or replacing existing target company awards as part of mergers and acquisitions in accordance with applicable tax laws and NASDAQ listing requirements), or allow semi-annual or off-cycle grants to be made to our executive officers when our stock trading window is closed.

Tax and Accounting Implications

Section 162(m) of the U.S. Internal Revenue Code limits the amount that we may deduct from its federal income taxes for remuneration paid to our CEO and three most highly compensated executive officers (other than our CFO) to $1 million per executive per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," including the gain recognized by an executive upon the exercise of qualifying compensatory stock options. While the Compensation Committee is mindful of the benefit to NVIDIA performance of full deductibility of compensation, the Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee has not adopted a policy that requires that all compensation be deductible. The Compensation Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of NVIDIA and our stockholders.

Stock-based compensation cost is measured at grant date, based on the fair value of the grants, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each stock option grant for accounting purposes.

Risk Analysis of Our Compensation Plans

With the oversight of the Compensation Committee of the Board of Directors, the Company's senior vice president of human resources, its senior corporate counsel and members of the finance department, collectively Management, as well as Exequity, the independent consultant engaged by the Compensation Committee, performed an assessment of the Company's compensation programs and policies for fiscal 2011 as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The assessment focused on programs with variability of payout and the ability of participants to directly affect payout and the controls over participant action and payout. Specifically, Management and Exequity reviewed the Company's variable cash compensation and equity compensation programs. Management and Exequity identified the key terms of these programs, potential concerns regarding risk taking behavior and specific risk mitigation features. Management's assessment was first presented to and discussed with members of the Company's executive staff, including our general counsel and our interim chief financial officer. The assessment was then presented to and discussed with the Compensation Committee.

The Compensation Committee considered the findings of the assessment conducted as described above and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.

The Compensation Committee believes that although a significant percentage of compensation provided to our employees is performance-based, the following compensation design features guard against excessive risk-taking:

- our compensation program encourages our employees to remain focused on both our short-term and long-term goals. For example, while our variable cash compensation plans measured performance on a semi-annual basis in fiscal 2011, our equity awards vest ratably over three or four years, which we believe encourages our employees to focus on the long-term performance of NVIDIA;
- we design our variable cash compensation programs so that payouts are based on achievement of both individual and corporate performance targets. With respect to the corporate target, we use net income as a financial metric with goals based on our annual operating plan, which the Compensation Committee believes is a financial metric that drives long-term stockholder value, and we cap the potential award payout;
- we have internal controls over our financial accounting and reporting, including net income, which is used to measure and determine the eligible compensation award under our plan;
- final awards are approved by the Compensation Committee;
- except for equity grants to our CEO, who is a founder and significant stockholder, we grant a combination of RSUs and stock options to employees at the director level and above, which the Compensation Committee believes provides an appropriate balance between upside opportunity and downside risk;
- we have a compensation recovery policy applicable to all employees that allows NVIDIA to recover compensation paid in situations of fraud or material financial misconduct;
- we have stock ownership guidelines that we believe are reasonable and are designed to align our executive officers' interests with those of our stockholders; and
- we prohibit all hedging transactions involving our common stock which prevents our employees from insulating themselves from the effects of NVIDIA stock price performance.

Summary Compensation Table For Fiscal Years 2011, 2010 and 2009

The following table summarizes information regarding the compensation earned by our chief executive officer, our chief financial officer, and our other three executive officers during fiscal years 2011, 2010 and 2009. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2011	598,442	—	—	3,255,000	1,425,000	750(4)	5,279,192
Chief Executive Officer and President	2010	7,145(5)	—	—	3,475,000(6)	—	—	3,482,145
	2009	401,272(5)	—	—	3,298,400	—	—	3,699,672
David L. White (7)	2011	423,366	50,000(8)	358,250	528,375	259,875	—	1,619,866
Executive Vice President and Chief Financial Officer	2010	348,855(9)	150,000(8)	—	2,196,000	176,640	—	2,871,495
	2009	—	—	—	—	—	—	—
Ajay K. Puri	2011	347,111	—	380,875	541,913	289,334	7,848(10)	1,567,081
Executive Vice President, Worldwide Sales	2010	333,671(11)	—	532,020	666,225	—	—	1,531,916
	2009	301,154	—	—	966,125	—	6,344(10)	1,273,623
David M. Shannon	2011	340,032	—	358,250	513,375	249,335	—	1,460,992
Executive Vice President, General Counsel and Secretary	2010	326,009(11)	—	815,703	799,595	—	—	1,941,306
	2009	300,000	—	—	966,125	—	—	1,266,125
Debora Shoquist	2011	298,654	—	329,590	434,350	180,000	—	1,242,594
Executive Vice President, Operations	2010	267,946(11)	—	819,073	611,740	—	—	1,698,758
	2009	270,769	—	—	933,600	—	—	1,204,369

(1) In fiscal year 2010, we introduced RSUs as a form of equity compensation to all employees, including executive officers. In fiscal years 2010 and 2011, our executive officers (except Messrs. Huang and White, as explained below) received as equity compensation a combination of RSUs and stock options.

(2) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the respective fiscal year. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2011, filed with the SEC on March 16, 2011.

(3) As applicable, reflects amounts earned in fiscal years 2011 and 2010 and paid in March 2011 and March 2010, respectively, pursuant to our 2011 Variable Compensation Plan and 2010 Variable Compensation Plan, respectively. No amounts were paid in fiscal year 2010 (except to Mr. White) pursuant to our 2010 Variable Compensation Plan or in fiscal year 2009 under our 2009 Variable Compensation Plan. For further information please see the discussion in our *Compensation Discussion and Analysis* beginning on page 32 of this proxy statement.

(4) Represents an award for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO.

(5) Mr. Huang voluntarily decreased his base salary to $1, after taxes and benefit contributions, with respect to all of fiscal year 2010 and effective October 1, 2008 with respect to fiscal year 2009. With respect to fiscal year 2010, includes a payment in connection with the mandatory company-wide cash-out of accrued vacation of $161.

(6) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of 700,747 shares held by Mr. Huang by $3.5 million. The incremental fair value of these modified options as determined in accordance with FASB ASC Topic 718 is $0.

(7) Mr. White joined NVIDIA as our Executive Vice President and Chief Financial Officer in February 2009, the first month of fiscal 2010. Mr. White resigned as our Executive Vice President and Chief Financial Officer, effective March 17, 2011.

(8) Represents the aggregate amount of a signing bonus paid to Mr. White in fiscal year 2010. The signing bonus was payable in quarterly installments of $50,000. The last installment of the signing bonus was paid during fiscal year 2011.

(9) Represents the pro-rated portion of Mr. White's salary based on his start date of February 27, 2009. Effective September 1, 2009, Mr. White's base salary for fiscal year 2010 was temporarily reduced by 5% in connection with a company-wide salary reduction action.

(10) Represents imputed income for provision of medical insurance for an additional person.

(11) Effective March 1, 2009 through January 31, 2010, Messrs. Puri's and Shannon's and Ms. Shoquist's base salary was temporarily reduced by 5% in connection with a company-wide salary reduction action. Includes a payment in connection with the mandatory company-wide cash-out of accrued vacation in the amounts of $38,077, $37,884 and $3,831 to Messrs. Puri and Shannon and Ms. Shoquist, respectively.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2011

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2011. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the *Summary Compensation Table For Fiscal Years 2011, 2010 and 2009* by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table were made under our 2007 Plan. The exercise price of options granted under the 2007 Plan is equal to the closing price of our common stock as reported by NASDAQ on the date of grant. Under the 2007 Plan, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal year 2011, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Jen-Hsun Huang	3/17/2010	2/24/2010	—	—	250,000(3)	18.10(4)	2,055,000
	9/15/2010	9/7/2010	—	—	250,000(5)	10.56(6)	1,200,000
	N/A	N/A	1,125,000				
David L. White	3/17/2010	2/24/2010	—	12,500(7)			226,250
	3/17/2010	2/24/2010		—	37,500(3)	18.10(4)	300,375
	9/15/2010	9/7/2010	—	12,500(8)			132,000
	9/15/2010	9/7/2010	—	—	47,500(5)	10.56(6)	228,000
	N/A	N/A	288,750				
Ajay K. Puri	3/17/2010	2/24/2010	—	13,750(7)	—	—	248,875
	3/17/2010	2/24/2010	—	—	41,250(3)	18.10(4)	313,913
	9/15/2010	9/7/2010	—	12,500(8)	—	—	132,000
	9/15/2010	9/7/2010	—	—	47,500(5)	10.56(6)	228,000
	N/A	N/A	271,250				
David M. Shannon	3/17/2010	2/24/2010	—	12,500(7)	—	—	226,250
	3/17/2010	2/24/2010	—	—	37,500(3)	18.10(4)	285,375
	9/15/2010	9/7/2010	—	12,500(8)	—	—	132,000
	9/15/2010	9/7/2010	—	—	47,500(5)	10.56(6)	228,000
	N/A	N/A	233,750				
Debora Shoquist	3/17/2010	2/24/2010	—	11,500(7)	—	—	208,150
	3/17/2010	2/24/2010	—	—	35,000(3)	18.10(4)	266,350
	9/15/2010	9/7/2010	—	11,500(8)	—	—	121,440
	9/15/2010	9/7/2010	—	—	35,000(5)	10.56(6)	168,000
	N/A	N/A	168,750				

(1) Represents possible awards under our amended 2011 Variable Compensation Plan as further explained in the section titled *Compensation Discussion and Analysis* beginning on page 32 of this proxy statement. Possible target awards under our original 2011 Variable Compensation Plan are also discussed in detail in our *Compensation Discussion and Analysis.*

(2) Amounts shown in this column do not reflect dollar amounts actually received by the executive officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards. The assumptions used in the calculation of values of the awards are set forth under Note 3 to our consolidated financial statements entitled "Stock-Based Compensation" in our Annual Report on Form 10-K for fiscal year 2011, filed with the SEC on March 16, 2011.

(3) Represents stock options granted to our named executive officers in the first quarter of fiscal year 2011 pursuant to our 2007 Plan. The Compensation Committee approved these grants on February 24, 2010 for grant on March 17, 2010, the same day that semi-annual grants were made to all of our other eligible employees.

(4) Represents the closing price of our common stock as reported by NASDAQ on March 17, 2010, which is the exercise price of stock option grants made under our 2007 Plan.

(5) Represents stock options granted to our named executive officers in the third quarter of fiscal year 2011 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 7, 2010 for grant on September 15, 2010, the same day that semi-annual grants were made to all of our other eligible employees.

(6) Represents the closing price of our common stock as reported by NASDAQ on September 15, 2010, which is the exercise price of stock option grants made under our 2007 Plan.

(7) Represents RSUs granted to Messrs. White, Puri and Shannon and Ms. Shoquist in the first quarter of fiscal year 2011 pursuant to our 2007 Plan. The Compensation Committee approved these grants on February 24, 2010 for grant on March 17, 2010, the same day that semi-annual grants were made to all of our other eligible employees. There is no purchase price associated with RSUs.

(8) Represents RSUs granted to Messrs. White, Puri and Shannon and Ms. Shoquist in the third quarter of fiscal year 2011 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 7, 2010 for grant on September 15, 2010, the same day that semi-annual grants were made to all of our other eligible employees. There is no purchase price associated with RSUs.

OUTSTANDING EQUITY AWARDS AS OF JANUARY 30, 2011

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 30, 2011. As of January 30, 2011, none of our named executive officers held unearned equity incentive awards or stock awards.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($)
Jen-Hsun Huang	1,145,455	—	11.95(1)	7/25/2011	—	—
	750,000	—	12.39(1)	5/14/2012	—	—
	600,000	—	8.47(1)	5/16/2012	—	—
	150,000	—	10.00(2)	5/16/2012	—	—
	74,127	77,626(3)	19.16(1)	3/30/2013	—	—
	—	164,025(4)	34.36(2)	9/18/2014	—	—
	—	180,000(5)	10.00(2)	9/16/2015	—	—
	—	250,000(6)	10.20(2)	3/17/2016	—	—
	150,873	147,374(3)	23.65(7)	3/30/2013	—	—
	—	202,500(8)	23.65(7)	3/20/2014	—	—
	—	200,000(9)	23.65(7)	3/18/2015	—	—
	—	250,000(10)	15.94(2)	9/15/2016	—	—
	—	250,000(11)	18.10(2)	3/16/2017	—	—
	—	250,000(12)	10.56(2)	9/14/2020	—	—
David L. White	196,875	253,125(13)	8.30(2)	3/8/2015	—	—
	—	37,500(14)	18.10(2)	3/16/2016	—	—
	—	47,500(15)	10.56(2)	9/14/2020	—	—
					12,500(16)	297,000(17)
					12,500(18)	297,000(17)
Ajay K. Puri	566,611	—	12.05(1)	12/21/2011	—	—
	56,249	—	18.90(1)	3/20/2013	—	—
	45,563	—	34.36(2)	9/18/2013	—	—
	62,500	—	17.66(2)	3/18/2014	—	—
	28,125	28,125(19)	10.00(2)	9/16/2014	—	—
	37,198	26,552(20)	10.20(2)	3/17/2015	—	—
	18,760	26,240(21)	15.94(2)	9/15/2015	—	—
	—	41,250(22)	18.10(2)	3/16/2016	—	—
	—	47,500(12)	10.56(2)	9/14/2020	—	—
	—	—	—	—	17,868(23)	424,544(17)
	—	—	—	—	6,998(24)	166,272(17)
	—	—	—	—	13,750(25)	326,700(17)
	—	—	—	—	12,500(26)	297,000(17)
David M. Shannon	117,500		8.47(1)	5/16/2011	—	—
	150,000	—	19.16(1)	3/30/2012	—	—
	67,500	—	18.90(1)	3/20/2013	—	—
	54,675	—	34.36(2)	9/18/2013	—	—
	62,500	—	17.66(2)	3/18/2014	—	—
	28,125	28,125(19)	10.00(2)	9/16/2014	—	—
	52,572	37,528(20)	10.20(2)	3/17/2015	—	—
	17,718	24,782(21)	15.94(2)	9/15/2015	—	—
		37,500(22)	18.10(2)	3/16/2016	—	—
		47,500(12)	10.56(2)	9/14/2020	—	—
	—	—	—	—	28,352(23)	673,644(17)
	—	—	—	—	9,913(24)	235,533(17)
					12,500(25)	297,000(17)
					12,500(26)	297,000(17)
Debora Shoquist	250,000		36.93(2)	10/4/2013	—	—
	75,000		17.66(2)	3/18/2014	—	—
	15,000	15,000(19)	10.00(2)	9/16/2014	—	—
	40,231	28,719(20)	10.20(2)	3/17/2015	—	—
	13,549	18,951(21)	15.94(2)	9/15/2015	—	—
		35,000(22)	18.10(2)	3/16/2016	—	—
		35,000(12)	10.56(2)	9/14/2020	—	—
	—	—	—	—	31,251(23)	742,524(17)
					7,581(24)	180,125(17)
					11,500(25)	273,240(17)
					11,500(26)	273,240(17)

(1) Represents the closing price of our common stock as reported by NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock option grants made pursuant to our 1998 Plan.

(2) Represents the closing price of our common stock as reported by NASDAQ on the date of grant which is the exercise price of stock option grants made pursuant to our 2007 Plan.

(3) The option vests in equal quarterly installments over a one year period beginning on May 15, 2010 such that the option will be fully vested on May 15, 2011.

(4) The option vests as to 50% of the shares on February 15, 2012, and vests as to the remaining 50% of the shares on May 15, 2012.

(5) The option vests as to 50% of the shares on February 15, 2013, and vests as to the remaining 50% of the shares on May 15, 2013.

(6) The option vests as to 50% of the shares on August 15, 2013, and vests as to the remaining 50% of the shares on November 15, 2013.

(7) In connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, effective May 7, 2009, NVIDIA and Mr. Huang agreed to amend the stock options granted to Mr. Huang on March 31, 2006, March 21, 2007 and March 19, 2008 to increase the aggregate exercise price of options exercisable for an aggregate of 700,747 shares held by Mr. Huang by $3.5 million.

(8) The option vests as to 50% of the shares on August 15, 2011, and vests as to the remaining 50% of the shares on November 15, 2011.

(9) The option vests as to 50% of the shares on August 15, 2012, and vests as to the remaining 50% of the shares on November 15, 2012.

(10) The option vests as to 50% of the shares on February 15, 2014, and vests as to the remaining 50% of the shares on May 15, 2014.

(11) The option vests as to 50% of the shares on August 15, 2014, and vests as to the remaining 50% of the shares on November 15, 2014.

(12) The option vests as to 25% of the shares on September 15, 2011, and vests as to 6.25% at the end of each quarterly period thereafter such that the option will be fully vested on September 15, 2014.

(13) The option vested in equal quarterly installments over a four year period beginning on February 27, 2010 such that the option would have been fully vested on February 27, 2014.

(14) The option would have vested as to 25% of the shares on June 17, 2013, and would have vested as to the remaining 75% of the shares in equal quarterly installments over the next nine months such that the options would have been fully vested on March 17, 2014.

(15) The option would have vested as to 25% of the shares on September 15, 2011, and would have vested as to 6.25% at the end of each quarterly period thereafter such that the option would have been fully vested on September 15, 2014.

(16) The RSU would have vested as to 50% on September 18, 2013, and would have vested as to 50% on March 19, 2014.

(17) Calculated by multiplying the number of RSUs by the closing price ($23.76) of NVIDIA's common stock on January 28, 2011, the last trading day before the end of our 2011 fiscal year, as reported by NASDAQ.

(18) The RSU would have vested as to 25% on September 21, 2011, and would have vested as to 12.50% every six months thereafter over the next three years such that the RSU would have been fully vested on September 17, 2014.

(19) The option vested as to 50% of the shares on December 17, 2010, and vested as to the remaining 50% of the shares on March 17, 2011.

(20) The option vested as to 33.36% of the shares on March 18, 2010, and vests as to 8.33% at the end of each quarterly period thereafter such that the option will be fully vested on March 18, 2012.

(21) The option vested as to 33.36% of the shares on September 16, 2010, and vests as to 8.33% at the end of each quarterly period thereafter such that the option will be fully vested on September 16, 2012.

(22) The option vests as to 25% of the shares on June 17, 2012, and vests as to the remaining 75% of the shares in equal quarterly installments over the next nine months such that the option will be fully vested on March 17, 2013.

(23) The RSU vested as to 33.36% on March 17, 2010, and vests as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on March 21, 2012.

(24) The RSU vested as to 33.36% on September 15, 2010, and vests as to 16.66% every six months thereafter over the next two years such that the RSU will be fully vested on September 19, 2012.

(25) The RSU vests as to 50% on September 19, 2012, and vests as to 50% on March 20, 2013.

(26) The RSU vests as to 25% on September 21, 2011, and vests as to 12.50% every six months thereafter over the next three years such that the RSU will be fully vested on September 17, 2014.

Option Exercises and Stock Vested in Fiscal Year 2011

The following table shows information regarding option exercises and stock vested by our named executive officers during fiscal year 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jen-Hsun Huang	1,554,545(2)	13,413,140	—	—
David L. White	—	—	—	—
Ajay K. Puri	—	—	21,384(4)	315,730(4)
David M. Shannon	47,070(3)	633,531	33,335(5)	494,697(5)
Debora Shoquist	—	—	35,068(6)	527,580(6)

(1) The value realized on exercise represents the difference between the exercise price per share of the stock option and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each stock option was equal to the closing price of our common stock as reported by NASDAQ on the date of grant.

(2) The exercise of the stock option and the sale of the shares acquired during fiscal year 2011 was pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Huang in April 2010.

(3) The exercise of the stock option and the sale of the shares acquired during fiscal year 2011 was pursuant to the terms of a 10b5-1 Sales Plan entered into by Mr. Shannon in August 2010.

(4) The number of shares acquired on vesting includes an aggregate of 8,010 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(5) The number of shares acquired on vesting includes an aggregate of 12,230 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

(6) The number of shares acquired on vesting includes an aggregate of 13,051 shares that were withheld to pay taxes due upon vesting. The value realized on vesting represents the number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by NASDAQ on the date of vesting.

Employment, Severance and Change-in-Control Agreements

Employment Agreements. Our executives are "at-will" employees and we do not have employment, severance or change-in-control agreements with our executive officers, except as discussed in *Compensation Discussion and Analysis—Elements of Compensation—Other Benefits Severance and Change-in-Control Agreements* with respect to our prior agreement with Mr. White and our current agreement with Mr. White discussed below.

In connection with Mr. White's resignation as Executive Vice President and Chief Financial Officer effective March 17, 2011, we entered into a Transition and Consulting Agreement, dated March 15, 2011, with Mr. White. Pursuant to the Transition and Consulting Agreement, Mr. White is expected to remain an NVIDIA employee until May 31, 2011 at his current base salary of $35,417 per month. Mr. White will also receive a lump sum payment of $128,333. From June 1, 2011 to August 31, 2011, or the Consulting Period, Mr. White is expected to serve as a consultant to us reporting directly to Mr. Huang. Mr. White will be paid $35,417 per month during the Consulting Period for his services and we will reimburse Mr. White for his COBRA medical premiums for up to 18 months. In connection with the Transition and Consulting Agreement, Mr. White granted NVIDIA a full release of all claims related to his employment with NVIDIA. We believe these benefits and the consulting relationship are in the best interest of our stockholders, as they facilitate the smooth and effective transition of his duties while retaining the institutional knowledge of our principal financial officer while we search for his full time replacement.

Change-in-Control Agreements. Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change-in-control, all outstanding awards under the 1998 Plan held by all employees then providing services, including our executive officers, will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change-in-control.

Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control.

Potential Payments Upon Termination or Change-in-Control

Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested options and RSUs will fully vest in some cases as described above under *Employment, Severance and Change-in-Control Agreements—Change-in-Control Agreements.* The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options and RSUs held by them as of January 30, 2011 had become fully vested as a result of a change-in-control. The estimated benefit amount of unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable named executive officer by the difference between the closing price of our common stock on January 28, 2011, the last trading day of fiscal year 2011, as reported by NASDAQ, which was $23.76, and the exercise price of the option. The estimated benefit amount of unvested RSUs was calculated by multiplying the number of RSUs held by the applicable named executive officer by the closing price of our common stock on January 28, 2011, the last trading day of fiscal year 2011, as reported by NASDAQ, which was $23.76.

Name	Unvested In-the-Money Options and RSUs at January 30, 2011 (#)	Total Estimated Benefit ($)
Jen-Hsun Huang	1,807,500	12,954,624
David L. White	363,125	5,346,563
Ajay K. Puri	220,783	3,027,233
David M. Shannon	238,700	3,432,101
Debora Shoquist	194,502	2,873,255

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless specifically incorporated by reference therein.


Proxy

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 30, 2011 and in this proxy statement.

COMPENSATION COMMITTEE

Mark Stevens, Chairman
William J. Miller
Harvey Jones

EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options and RSUs, the weighted-average exercise price of outstanding stock options, and the number of stock award remaining for future issuance under each of our equity compensation plans as of January 30, 2011 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	52,679,441	$10.12(2)	65,740,151
Equity compensation plans not approved by security holders (3)	1,933,931	$17.30(2)	—
Total	54,613,372	$10.38(2)	65,740,151

(1) This row includes our 2007 Plan (which is intended as the successor to and continuation of our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan and our 2000 Nonstatutory Equity Incentive Plan) and our 1998 Employee Stock Purchase Plan. Of these shares, 31,997,328 shares remained available for the grant of future rights under our 1998 Employee Stock Purchase Plan as of January 30, 2011. Under our 1998 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

(2) Represents the weighted-average exercise price of outstanding stock options only.

(3) This row represents the 2000 Nonstatutory Equity Incentive Plan, the PortalPlayer, Inc. 2004 Stock Incentive Plan and the PortalPlayer, Inc. 1999 Stock Option Plan, which are described below.

2000 Nonstatutory Equity Incentive Plan

The 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, provided for the grant of nonstatutory stock options to employees, directors, and consultants. The terms and exercise price of awards granted under the 2000 Plan are set forth in each optionee's option agreement. The term of nonstatutory stock options is either six or ten years. Grants made after May 8, 2003 generally have six year terms. Until February 2004, options granted to new employees vested over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting quarterly over the next three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning in February 2004, new employees' initial options vest quarterly over a three-year period. Grants to existing employees in recognition of performance also vest over a three-year period; however, the option did not begin vesting until the second anniversary of the date of grant, after which time the option vests in quarterly increments over the remaining one-year period. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death. We no longer make option grants from this plan.

PortalPlayer, Inc. 2004 Stock Incentive Plan

We assumed the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, in January 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change. Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant. We no longer make option grants from this plan.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer in January 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

ADDITIONAL INFORMATION

Review of Transactions with Related Persons

It is our policy that all employees, officers and directors must avoid any activity that is in conflict with, or has the appearance of conflicting with, our interests. This policy is included in our Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Nominating and Corporate Governance Committee or another independent body of the Board. Except as discussed below, we did not conduct any transactions with related persons in fiscal year 2011 that would require disclosure in this proxy statement or approval by the Nominating and Corporate Governance Committee.

Transactions with Related Persons

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above titled *Employment, Severance and Change-in-Control Agreements* for a description of the terms of our 1998 Plan and our 2007 Plan related to a change–in-control of NVIDIA and for a description of the terms of our Transition and Consulting Agreement with David L. White, our former Executive Vice President and Chief Financial Officer.

See the section above titled *Compensation Discussion and Analysis—Elements of Compensation—Other Benefits—Severance and Change-in-Control Agreements* for a description of our prior agreement with Mr. White.

We have granted stock options to our executive officers and our non-employee directors. See the sections above titled *Executive Compensation* and *Director Compensation.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year 2011, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

Other Matters

The Board knows of no other matters that will be presented for consideration at the 2011 Annual Meeting. If any other matters are properly brought before the 2011 Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



David M. Shannon
Secretary

April 8, 2011

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 30, 2011 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDERS MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 30, 2011 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NVIDIA CORPORATION

(a Delaware corporation)

NVIDIA CORPORATION, a Delaware corporation (the "Corporation"), does hereby certify:

First: The name of the Corporation is **NVIDIA CORPORATION.**

Second: The date on which the Corporation's original Certificate of Incorporation was filed with the Delaware Secretary of State is February 24, 1998 under the name of NVIDIA Delaware Corporation.

Third: The Board of Directors of the Corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section 2 of Paragraph A of Article V of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

"2. Subject to the other provisions of this paragraph, the Board of Directors is and shall remain divided into three classes, with the directors in each class serving for a term expiring at the third annual meeting of stockholders held after their election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the terms of the members of the Board of Directors shall be as follows: (i) at the annual meeting of stockholders to be held in 2012, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 2013; (ii) at the annual meeting of stockholders to be held in 2013, the directors whose terms expire at that meeting or such directors' successors shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 2014; and (iii) at the annual meeting of stockholders to be held in 2014 and at each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders. The classification of the Board of Directors shall terminate at the annual meeting of stockholders to be held in 2014 and all directors shall be elected in accordance with clause (iii) above.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director."

Fourth: Thereafter pursuant to a resolution of the Board of Directors this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fifth: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

In Witness Whereof, NVIDIA Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary in Santa Clara, California this day of , 2011.

NVIDIA Corporation

____

Jen-Hsun Huang
President and Chief Executive Officer

Attest:

____

David M. Shannon
Secretary



San Tomas Expressway
B
A
C
D
Building E
Scott Boulevard
NVIDIA.
Walsh Avenue

Directions to Our Headquarters—Building E

FROM HIGHWAY 101

Take the San Tomas/Montague Exit
Follow the sign to San Tomas Expressway
Stay on San Tomas for less than a mile to Walsh Avenue
Turn left onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

FROM INTERSTATE 280

Take the Saratoga Ave/Saratoga Exit towards Santa Clara
Stay on Saratoga Avenue for about 1 mile
Turn left onto San Tomas Expressway and drive for approximately 3 miles to Walsh Avenue
Turn right onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985



NVIDIA.

NVIDIA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-3177549**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of August 1, 2010 was approximately $5.0 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 30, 2010). This calculation excludes approximately 26,130,043 shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of March 10, 2011 was 591.4 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by April 6, 2011 are incorporated by reference.

NVIDIA CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Our Company

NVIDIA Corporation invented the graphics processing unit, or GPU, in 1999. Since then, we have strived to set new standards in visual computing with interactive graphics available on devices ranging from tablets and smart phones to notebooks and workstations. Our expertise in programmable GPUs and computer-systems technology has led to breakthroughs in parallel processing which make supercomputing less expensive and widely accessible. We are strategically investing in three major areas—visual computing, high performance computing and mobile computing. We serve the visual computing market with our consumer GeForce graphics products and professional Quadro graphics products; the high performance computing market with our Tesla computing solutions products; and the mobile computing market with our Tegra system-on-chip products.

We have three primary financial reporting segments—GPU, Professional Solutions Business, or PSB and Consumer Products Business, or CPB. During fiscal years 2010 and 2009, we operated and reported four major product-line operating segments: the GPU business, the PSB, the media and communications processor, or MCP business, and the CPB. However, during the first quarter of fiscal year 2011, we began reporting internally the results of our former MCP segment along with the results of our GPU segment to reflect the way we manage the GPU business.

Our GPU business is comprised primarily of our GeForce discrete and chipset products which support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our CPB is comprised of our Tegra mobile products which support tablets, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our web address is *www.nvidia.com.* The contents of our website are not a part of this Form 10-K.

GPU Business

Our GPU business is comprised primarily of our GeForce discrete and chipset products that support desktop and notebook PCs, plus memory products. Our GPU business is focused on Microsoft Windows and Apple PC platforms. GeForce GPUs power PCs made by or distributed by most PC OEMs in the world for desktop PCs, notebook PCs, and PCs loaded with Windows Media Center and other media extenders such as the Apple TV. GPUs enhance the user experience for playing video games, editing photos, viewing and editing videos and high-definition, or HD, movies.

We believe we are in an era where visual computing is becoming increasingly important to consumers and other end users of our products. Our strategy is to promote the GeForce brand as one of the most important processors due to its technology leadership, increasing programmability, and impressive content experience it enables. In fiscal year 2011, our strategy was to extend our architectural and technology advantage with our GeForce GPUs.

During fiscal year 2011, we took the computational capabilities of our GPUs to a new level with the launch of our Fermi architecture. Fermi GPUs are designed to excel at tessellation, the key feature of DirectX 11, and to allow game developers to increase the level of physics realism via our PhysX API. Our flagship product for the desktop, the GeForce GTX 480, was followed by a complete line-up of 400-series GPUs. Later in the year, we refreshed them with our 500-series GPUs, which significantly increased the performance of the products they replaced while fitting into similar power envelopes. We also launched 400M- and 500M- series GPUs for notebooks, along with our Optimus technology, which switches invisibly between discrete GPU and integrated graphics controller depending on the user's activities. By doing so, NVIDIA Optimus provides notebook users with the battery life of integrated graphics, but with the gaming performance of a discrete graphics processor. PC manufacturers also are expected to launch hundreds of new PCs that use these new GeForce GPUs paired with Intel's Sandy Bridge CPUs.

During fiscal year 2011, we also announced our plans to develop a custom central processing unit, or CPU, that will use the ARM instruction set. These CPU cores will be integrated into future generation GPUs for PCs, servers, and supercomputers. These CPU cores will be integrated into future generation processors for PCs, servers, and supercomputers. PC manufacturers also are expected to launch hundreds of new PCs that use NVIDIA® GeForce GPUs paired with the new generation of Intel Corporation's Sandy Bridge CPUs.

During fiscal year 2011, we also began shipments of the GeForce 320M chipset to Apple for incorporation into their latest 13-inch MacBook notebooks. The 320M delivers up to an 80% performance increase over the previous GeForce 9400M GPU.

Professional Solutions Business

Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our Tesla high-performance computing products. Our Quadro brand products are designed to deliver the highest possible level of graphics performance and application compatibility for the professional industry. Quadro products are recognized by many as the standard for professional graphics solutions needed to solve many of the world's most complex visual computing challenges in the manufacturing, entertainment, medical, science, and aerospace industries. Quadro products are fully certified by several software developers for professional workstation applications and are designed to deliver the graphics performance and precision required by professional applications.

There has been in recent years an increasing level of global adoption of the computer-aided design approach of product creation. We have achieved a leading position in the professional graphics category by providing innovative GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization products.

During fiscal year 2011, our Quadro business benefitted from the strength of our Fermi architecture with the launch of the Quadro 2000 midrange GPU and the Quadro 600 entry-level GPU. These professional graphics solutions put the computational and visualization benefits of our Fermi architecture within reach of all engineers, designers and animators, with the Quadro 2000 delivering significantly higher performance compared to leading computer aided design, or CAD applications and the Quadro 600 positioned at a competitive price/performance point.

During fiscal year 2011, demand for our workstation products continued to recover, fueled by demand from enterprise customers and new growth markets like video editing. During SIGRRAPH 2010, we introduced new Quadro GPU products based on our Fermi architecture and 3D Vision Pro, a new 3D stereoscopic solution that empowers engineers, designers, architects and computational chemists who work with complex 3D designs to experience a rich, reliable 3D viewing for large scale visualization environments. The new Quadro GPUs deliver performance that is up to five times faster for 3D applications and up to eight times faster for computational simulation than our previous Quadro generation products. We also announced that a range of NVIDIA Quadro professional graphics solutions are certified by Adobe Systems Incorporated for Adobe Creative Suite 5 software, which provides real-time video editing and effects processing of Adobe Premiere Pro CS5.

Our Tesla supercomputing business continued to make progress with key project wins not only in our core market segments, but also with traction in a number of new focus areas. A notable achievement this fiscal year was the unveiling of the Tianhe-1A supercomputer at HPC 2010 China. The system uses more than 7,000 Tesla M2050 GPUs, is three-times more energy efficient than an equivalent CPU-only system and takes up half as much floor space.

Consumer Products Business

Our CPB is comprised of our Tegra mobile products that support smartphones, smartbooks, tablets, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

Our mobile strategy is to create a system-on-a-chip that enables entertainment and web experiences that end users enjoy on a PC. NVIDIA Tegra mobile products implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption.

During fiscal year 2011, we continued to see promising signs in our Tegra business, helped by the widespread consumer adoption of the Android operating system. Tegra shipment volumes began to ramp up late in the fourth quarter of fiscal year 2011 and we expect the momentum to continue into the first quarter of fiscal year 2012, fueled by the production release of Android-based smartphone and tablet products. During fiscal year 2011, we had multiple Tegra 2 design wins in both tablets and smartphones. Our customers including Acer Inc., Dell Inc., LG Electronics Inc. and Motorola Solutions, Inc. announced a number of products incorporating the Tegra 2 mobile processor. We also demonstrated our next-generation mobile processor, the world's first quad-core mobile processor, at Mobile World Congress.

During fiscal year 2011, we announced that Volkswagen AG and Audi AG will use our next-generation Tegra starting in 2012. In addition to this, we announced that BMW will use our GPUs for infotainment systems in next-generation cars worldwide. Tesla™ Motors will also incorporate Tegra processors to power the infotainment, navigation and instrument cluster in its Roadster Model S.

Our Strategy

We are committed to bringing the best experience to the end user through our innovative hardware and software offerings. We design our products to enable customers in the visual computing, high-performance computing and mobile computing markets to build products that deliver state-of-the-art features and capabilities, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. Our business strategy leverages our ability to design and develop programmable GPUs, system I/O processors, system-on-chip processors, application programming interfaces for multiple operating systems, and application programming tools and middle-ware to provide our customers with platforms that allow superior performance and utility beyond the base capability. We believe that by developing hardware and software platforms that provide superior performance and address the key requirements of each of the product categories we serve, we will raise the capability of each system and further accelerate its adoption. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span from professional workstations, to consumer PCs to tablets and smartphones.

Our objective is to be the leading supplier of programmable, high-performance GPUs and ultra-low power mobile system-on-a-chip products. A fundamental strategy is to actively recruit the industry's best 3D graphics and HD video, microprocessor, networking and communications engineers, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our current focus is on the desktop PC, professional workstation, notebook PC, high-performance computing, and application processor product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

Sustain Technology and Product Leadership in Visual Computing. We believe that ongoing investment in research and development in 3D graphics and image processing is critical to the development and enhancement of innovative products and technologies. We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, image processing, and computational graphics to raise and change the user experience for both consumer entertainment and professional visualization applications. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products.

Revolutionize High Performance Computing with CUDA and Tesla. Tesla is a family of GPU computing products that delivers processing capabilities for high-performance computing applications. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in NVIDIA GPUs to solve many complex computational problems in a fraction of the time required on a CPU. Our CUDA parallel processing architecture can accelerate compute-intensive applications by significant multiples over that of a CPU alone. We are working with developers around the world who have adopted and written application programs for the CUDA architecture using various high-level programming languages, which can then be run at significant execution speeds on a CUDA-enabled GPU. With CUDA, we are able to speed up general purpose compute-intensive applications as we do for 3D graphics processing. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. We are also working with universities around the world that teach parallel programming with CUDA as well as with many PC OEMs that offer high performance computing solutions with Tesla for use by their customers around the world. Researchers also use CUDA to accelerate their time-to-discovery, and many popular off-the-shelf software packages are now CUDA accelerated.

Advance Mobile Computing with Best-in-Class Ultra-Low Power System-On-Chip Processors. We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of next generation smart phones and tablets.

Use Our Intellectual Property and Resources to Enter into License and Development Contracts. From time to time, we expect to enter into license and royalty arrangements that may require significant customization of our intellectual property components.

Sales and Marketing

Our worldwide sales and marketing strategy is key to our objective to become the leading supplier of programmable, high-performance GPUs and ultra-low power mobile system-on-a-chip products. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system builders, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively referred to as our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist our Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are keys to improving our Channel's time-to-market, maintaining a high level of customer satisfaction within our Channel and fostering relationships that encourage customers to use the next generation of our products.

In the segments we serve that purchase our GPUs, the sales process involves achieving key design wins with leading OEMs and major system builders and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors, each of which have relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the CPB segment that we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and a large number of system builders.

Although as a result of our Channel strategy, a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system builders throughout the world. Sales to our largest customer, Quanta Computer Incorporated, accounted for 12% of our total revenue for fiscal year 2011.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes certain that our products are available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as our shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant.

Seasonality

Our industry is largely focused on the consumer products market. Historically, we have seen stronger revenue in the second half of our fiscal year than in the first half of our fiscal year, primarily due to back-to-school and holiday demand. While we anticipate that this historical seasonal trend will resume, there can be no assurance of this trend. For example, revenue in the second half of fiscal year 2011 decreased by 5% compared with the first half of fiscal year 2011 primarily due to weakness in end consumer markets, while revenue in the second half of fiscal year 2010 grew by 31% compared with the first half of fiscal year 2010.

Manufacturing

Fabless Manufacturing Strategy

We do not directly manufacture semiconductor wafers used for our products. Instead, we utilize what is known as a fabless manufacturing strategy for all of our product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and United Microelectronics Corporation, or UMC, to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics Ltd., King Yuan Electronics Co., Ltd., Siliconware Precision Industries Company Ltd., and STATS ChipPAC Incorporated to perform assembly, testing and packaging of most of our products. We purchase substrates from Nanya Technology Corporation, IbidenCo., Ltd. and Unimicron Technology Corporation.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system builders or OEMs as motherboard and add-in board solutions.

Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

Our existing cash and marketable securities balances increased by 44% at the end of fiscal year 2011 compared with the end of fiscal year 2010. We believe that these balances and our anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months.

Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power consumption, and system-on-chip architectures is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, and mobile and consumer products using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the CAD industry. We invest significant resources in the development of relationships with industry leaders, often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

As of January 30, 2011, we had 4,161 full-time employees engaged in research and development. During fiscal years 2011, 2010 and 2009, we incurred research and development expense of $848.8 million, $908.9 million and $855.9 million, respectively.

Competition

The market for our products is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interfaces, or APIs, manufacturing capabilities, processor pricing, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition comes from companies that provide or intend to provide GPUs and mobile and consumer products. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes.

Our current competitors include the following:

- suppliers of GPUs, including chipsets that incorporate 3D graphics functionality as part of their existing solutions, such as Advanced Micro Devices, or AMD, Intel, Matrox Electronics Systems Ltd., Silicon Integrated Systems, and VIA Technologies, Inc.;
- suppliers of system-on-a-chip products that support tablets, smartphones, PMPs, internet television, automotive navigation and other similar devices, such as AMD, ARM Holdings plc, Broadcom Corporation,

Freescale Semiconductor Inc., Fujitsu Limited, Imagination Technologies Ltd., Intel, Marvell Technology Group Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co. Ltd., Seiko Epson Corporation, STMicroelectronics, Texas Instruments Incorporated, and Toshiba America Electronic Components, Inc.; and

- licensors of graphics technologies such as ARM Holdings plc, and Imagination Technologies Group plc.

If and to the extent we offer products in new markets, we may face competition from existing competitors as well as from companies with which we currently do not compete. We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, including integrating a CPU and a GPU on the same chip or same package, as evidenced by AMD's announcement of its Fusion processors and Intel's announcement of its family of CPUs codenamed Sandy Bridge. If AMD and Intel continue to pursue platform solutions and integrated CPUs, we may not be able to successfully compete and our business would be negatively impacted.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our currently issued patents have expiration dates from April 5th, 2011 to January 29, 2031. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the location in which our products are manufactured;
- our strategic technology or product directions in different countries;
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions; and
- the commercial significance of our operations and our competitors' operations in particular countries and regions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

Employees

As of January 30, 2011 we had 6,029 employees, 4,161 of whom were engaged in research and development and 1,868 of whom were engaged in sales, marketing, operations and administrative positions. We believe our relationships with our employees are good.

Financial Information by Business Segment and Geographic Data

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the last several fiscal years, we have operated and reported four major product-line operating segments to our CODM: the GPU business, the PSB, the MCP business, and the CPB. However, during the first quarter of fiscal year 2011, we began reporting internally the results of our former MCP segment along with the results of our GPU segment to reflect the way we manage the GPU business. Comparative periods presented reflect this change.

Our GPU business is comprised primarily of our GeForce discrete and chipset products which support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our CPB is comprised of our Tegra mobile products which support tablets, smartphones, PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. OEMs, ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

The "All Other" category includes non-recurring charges and benefits that we do not allocate to our operating segments as these items are not included in the segment operating performance measures evaluated by our CODM. During the year ended January 30, 2011, we entered into a new six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. For accounting purposes, the fair valued benefit prescribed to the settlement portion was $57.0 million and was considered a non-recurring benefit for the fiscal year 2011. Please refer to Note 4 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the patent cross license agreement with Intel. Non-recurring charges related to our cash tender offer to purchase certain employee stock options were $140.2 million for the year ended January 31, 2010. Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer. During the year ended January 25, 2009, we recorded a non- recurring charge of $26.9 million for restructuring and other charges associated with the termination of a development contract related to a new campus construction project we had put on hold. Please refer to Note 6 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the restructuring and other charges.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K, including financial information by business segment and revenue and long-lived assets by geographic region, is hereby incorporated by reference.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of February 28, 2011:

Name	Age	Position
Jen-Hsun Huang	48	President, Chief Executive Officer and Director
David L. White	55	Executive Vice President and Chief Financial Officer
Ajay K. Puri	56	Executive Vice President, Worldwide Sales
David M. Shannon	55	Executive Vice President, General Counsel and Secretary
Debora Shoquist	56	Executive Vice President, Operations

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

David L. White joined NVIDIA in February 2009 as Executive Vice President and Chief Financial Officer. From August 2004 to February 2009, Mr. White served as the Executive Vice President of Finance and Chief Financial Officer of Sanmina-SCI Corporation, a global provider of customized, integrated electronics manufacturing services to original equipment manufacturers in the communications, enterprise computing and medical industries and various other end markets. From 2003 to 2004, Mr. White was Senior Vice President and Chief Financial Officer of Asyst Technologies, Inc., a provider of integrated hardware and software automation solutions that enhance semiconductor and flat-panel display manufacturing productivity. Mr. White served as President and Chief Executive Officer of Candescent Technologies Corporation, a developer of field emission display technology for next-generation thin flat-panel displays, and held various other positions, from 1995 to 2002. Mr. White holds a B.S. degree from Brigham Young University and an M.B.A. from the University of Washington.

Ajay K. Puri joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Sales in January 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

David M. Shannon joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005, a Senior Vice President in December 2005 and an Executive Vice President in January 2009. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

Debora Shoquist joined NVIDIA in September 2007 as Senior Vice President of Operations and became Executive Vice President of Operations in January 2009. From 2004 to 2007, Ms. Shoquist served as Senior Vice President of Operations at JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products for the telecommunications industry. From 2002 to 2004, she served as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Her experience includes her role at Quantum Corporation as the President of the Personal Computer Hard Disk Drive Division. Her experience also includes senior roles at Hewlett-Packard Corporation. She holds a B.S degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, or the Exchange Act, are available free of charge on or through our web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information on it or connected to it is not a part of this Form 10-K.

ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involves some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business, Industry and Partners

Our business results could be adversely affected if the identification and development of new products is delayed or unsuccessful.

In order to maintain or improve our financial results, we will need to continue to identify and develop new products and enhancements to our existing products in a timely and cost-effective manner. The process of developing new products and services and enhancing existing products and services is highly complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technology trends could significantly harm our market. We must make long-term investments and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our new products and technologies. It is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Even if we introduce new and enhanced products to the market, we may not be able to achieve market acceptance of them in a timely manner.

Our ability to successfully develop and deliver new products will depend on various factors, including our ability to:

- Effectively identify and capitalize upon opportunities in new markets;
- Timely complete and introduce new products and technologies;
- Transition our semiconductor products to increasingly smaller line width geometries; and
- Obtain sufficient foundry capacity and packaging materials.

We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. In addition, in the past, we have been unable to successfully manage product transitions from older to newer products resulting in obsolete inventory. Our failure to successfully develop and introduce new products and technologies or identify new uses for existing or future products, could result in rapidly declining average selling prices, reduced demand for our products or loss of market share any of which could harm our competitive position and cause our revenue, gross margin and overall financial results to suffer.

If we are unable to achieve market acceptance and design wins for our products and technologies, our results of operations and competitive position will be harmed.

The success of our business depends to a significant extent on our ability to achieve market acceptance of our new products and enhancements to our existing products and identify and enter new markets. The market for our product and technologies has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. If we do not successfully achieve or maintain market acceptance for our products and enhancements or identify and enter new markets, our ability to compete and maintain or increase revenues will suffer.

Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline and the markets for our products could shrink. Decreased sales of our products for these markets could negatively impact our revenue and our financial results.

We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by OEMs, or ODMs, add-in board and motherboard manufacturers is an integral part of our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in our customers' new system configurations. This requires that we:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of our customers;
- price our products competitively; and
- introduce products to the market within our customers' limited design cycles

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs, in an attempt to better anticipate and address customer needs in new products so that we will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. If our products are not in compliance with prevailing industry standards, we may not be designed into our customers' product designs. However, to be compliant with changes to industry standards, we may have to invest significant time and resources to redesign our products which could negatively impact our gross margin or operating results. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

If we are unable to compete in the markets for our products, our financial results will be adversely impacted.

The market for our products, specifically the GPU and mobile and consumer markets are extremely competitive, and we expect competition to intensify as current competitors expand their product offerings, industry standards continue to evolve and others realize the market potential of mobile and consumer products and services. Our current competitors include the following, some of which have greater financial, technical and management resources than us:

- suppliers of GPUs, including chipsets, that incorporate 3D graphics functionality as part of their existing solutions, such as Advanced Micro Devices Inc., or AMD, Intel Corporation, or Intel, Matrox Electronics Systems Ltd., Silicon Integrated Systems, or SIS, and VIA Technologies, Inc.;
- suppliers of system-on-a-chip products that support tablets, netbooks, PNDs, PMPs, PDAs, cellular phones, handheld devices or embedded devices such as AMD, Broadcom Corporation, Freescale

Semiconductor, Inc., Fujitsu Limited, Imagination Technologies Ltd., Intel, Marvell Technology Group Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Samsung Electronics Co., Ltd., Seiko Epson Corporation, STMicroelectronics, Texas Instruments Incorporated, and Toshiba America Electronic Components, Inc.; and

We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share. Furthermore, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match. In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do.

Our ability to compete will depend on, among other factors, our ability to:

- continue to keep pace with technological developments;
- develop and introduce new products, services, technologies and enhancements on a timely basis;
- become a preferred partner for operating system platforms, such as Android and Windows Mobile;
- transition our semiconductor products to increasingly smaller line width geometries;
- obtain sufficient foundry capacity and packaging materials; and
- succeed in significant foreign markets, such as China and India.

If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD is also shipping a platform solution. Additionally, Intel and AMD have each announced its intention to integrate a central processing unit, or CPU, and a GPU on the same chip, as evidenced by AMD's announcement of its Fusion processor project and Intel's introduction of Sandy Bridge products. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

If new consumer products and technologies which incorporate our products do not achieve market acceptance, our business could be negatively impacted.

The success of our business also depends on market acceptance of new consumer products and technologies, such as smartphones, smartbooks, tablets and other similar consumer electronics devices, which contain our products. As markets for these new consumer products emerge, we may encounter new sources of competition as well as customers who have different requirements than those in the PC business. If market acceptance of such products and technologies is not attained, our ability to compete and maintain or increase revenues will be adversely affected.

Our ability to be successful in emerging consumer product markets depends in part on our ability to cultivate new industry relationships in these market segments. As the number and variety of Internet-connected devices increase, we will need to improve the functionality of our products to succeed in these new markets, which may require significant time and resources on our part to design our products which could negatively impact our business.

We sell our products to a small number of customers and our business could suffer if we lose any of these customers.

We receive a significant amount of our revenue from a limited number of customers. Aggregate sales to customers in excess of 10% of total revenue for fiscal year 2011, was 12% from one customer. Aggregate sales to customers in excess of 10% were approximately 12% of our total revenue from one customer for fiscal year 2010. Sales to our largest customers have fluctuated significantly from period to period primarily due to the timing and number of design wins with each customer, as well as the continued diversification of our customer base as we expand into new markets, and will likely continue to fluctuate dramatically in the future. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- our customers may develop their own solutions;
- our customers may purchase products from our competitors; or
- our customers may discontinue sales or lose market share in the markets for which they purchase our products.

The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations.

If we fail to appropriately scale our operations in response to changes in demand for our existing products or to the demand for new products requested by our customers, our business and profitability could be materially and adversely affected.

To achieve our business objectives, it may be necessary from time to time for us to expand or contract our operations. In the future, we may not be able to scale our workforce and operations in a sufficiently timely manner to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers. In that event, we may be unable to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected. Conversely, if we expand our operations and workforce too rapidly in anticipation of increased demand for our products, and such demand does not materialize at the pace at which we expected, the rate of increase in our costs and operating expenses may exceed the rate of increase in our revenue, which would adversely affect our results of operations. In addition, if such demand does not materialize at the pace which we expect, we may be required to scale down our business through expense and headcount reductions as well as facility consolidations or closures that could result in restructuring charges that would materially and adversely affect our results of operations. Because many of our expenses are fixed in the short-term or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any decrease in customer demand. If customer demand does not increase as anticipated, our profitability could be adversely affected due to our higher expense levels.

Our past growth has placed, and any future long-term growth is expected to continue to place, a significant strain on our management personnel, systems and resources. To implement our current business and product plans, we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors require substantial management effort. If we are unable to effectively manage our expanding operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, or conversely, we may scale our business too quickly and the rate of increase in our costs and expenses may exceed the rate of increase in our revenue, either of which would materially and adversely affect our results of operations.

We depend on foundries to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, we are dependent on industry-leading foundries, such as Taiwan Semiconductor Manufacturing Company Limited, or TSMC, to manufacture our semiconductor wafers using their fabrication equipment and techniques. A substantial portion of our wafers are supplied by TSMC. The foundries, which have limited capacity, also manufacture products for other semiconductor companies, including some of our competitors. Since we do not have long-term commitment contracts with any of these foundries, they do not have an obligation to provide us with any minimum quantity of product at any time except as may be provided in a specific purchase order. Most of our products are only manufactured by one foundry at a time. In times of high demand, the foundries could choose to prioritize their capacity for other companies, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation.

Because the lead-time needed to establish a strategic relationship with a new manufacturing partner and achieve initial production could be over a year, we do not have an alternative source of supply for our products. In addition, the time and effort to qualify a new foundry would result in additional expense, diversion of resources, and could result in lost sales, any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with the third-party manufacturers we use to ensure adequate product supply and competitive pricing to respond to customer demand.

If our third-party foundries are not able to transition to new manufacturing process technologies or develop, obtain or successfully implement high quality, leading-edge process technologies our operating results and gross margin could be adversely affected.

We use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we continuously evaluate the benefits of migrating our products to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. Our current product families are manufactured using 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer, 65 nanometer, 55 nanometer and 40 nanometer process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development, which could negatively impact our operating expenses and gross margin.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our new products to smaller geometry processes. Moreover, we are dependent on our third-party manufacturers to invest sufficient funds in new manufacturing processes in order to have ample capacity for all of their customers and to develop the processes in a timely manner. Our product cycles may also depend on our third-party manufacturers migrating to smaller geometry processes successfully and in time for us to meet our customer demands. Some of our competitors own their manufacturing facilities and may be able to move to a new state of the art manufacturing process more quickly or more successfully than our manufacturing partners. If our suppliers fall behind our competitors in manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. If we are forced to use larger geometric processes in manufacturing a product than our competition, our gross margin may be reduced. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

We cannot be certain that our third-party foundries will be able to develop, obtain or successfully implement high quality, leading-edge process technologies needed to manufacturer our products profitably or on a timely basis or that our competitors (including those that own their own manufacturing facilities) will not develop such high quality, leading-edge process technologies earlier. If our third party-foundries experience manufacturing inefficiencies, we may fail to achieve acceptable yields or experience product delivery delays. If our third-party foundries fall behind our competitors (including those that own their own manufacturing facilities), the development and customer demand for our products and the use of our products could be negatively impacted. Additionally, we cannot be certain that our third-party foundries will manufacture our products at a price that is competitive to what our competitors pay. If our third-party foundries do not charge us a competitive price, our operating results and gross margin will be negatively impacted.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by, and communication between, us and the manufacturer. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among our customers. Lower than expected yields could potentially harm customer relationships, our reputation and our financial results.

Global economic conditions may adversely affect our business and financial results.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a continuing risk to our business as consumers and businesses have postponed spending in response to tighter credit, negative financial news and/or declines in income or asset values, which have reduced the demand for our products.

Other factors that could depress demand for our products in the future include conditions in the residential real estate and mortgage markets, expectations for inflation, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer and business spending behavior. These and other economic factors have reduced demand for our products in the past and could further harm our business, financial condition and operating results.

Our business is cyclical in nature and has experienced severe downturns that have, and may in the future harm our business and financial results.

Our business is directly affected by market conditions in the highly cyclical semiconductor industry. The semiconductor industry has been adversely affected by many factors, including the global downturn, ongoing efforts by our customers to reduce their spending, diminished product demand, increased inventory levels, lower average selling prices, uncertainty regarding long-term growth rates and underlying financial health and increased competition. These factors, could, among other things, limit our ability to maintain or increase our sales or recognize revenue and in turn adversely affect our business, operating results and financial condition. If our actions to reduce our operating expenses to sufficiently offset these factors when they occur are unsuccessful, our operating results will suffer.

Our failure to estimate customer demand properly could adversely affect our financial results.

We manufacture our products based on forecasts of customer demand in order to have shorter shipment lead times and quicker delivery schedules for our customers. As a result, we may build inventories for anticipated periods of growth which do not occur or may build inventory anticipating demand for a product that does not materialize. In forecasting demand, we make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory include:

- changes in business and economic conditions, including downturns in the semiconductor industry and/or overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Any inability to sell products to which we have devoted resources could harm our business. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs and/or a reduction in average selling prices if growth slows or does not materialize, or if we incorrectly forecast product demand, which could negatively impact our financial results.

Conversely, if we underestimate our customers' demand for our products, our third party manufacturing partners may not have adequate lead-time or capacity to increase production for us meaning that we may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fulfill our customers' orders on a timely basis, or at all, could damage our customer relationships, result in lost revenue, cause a loss in market share, impact our customer relationships or damage our reputation, any of which could adversely impact our business.

Because our gross margin for any period depends on a number of factors, our failure to forecast changes in any of these factors could adversely affect our gross margin.

We are focused on improving our gross margin. Our gross margin for any period depends on a number of factors, including:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- product transitions;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

If we do not correctly forecast the impact of any of the relevant factors on our business, there may not be any actions we can take or we may not be able to take any possible actions in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.

Demand for many of our revenue components fluctuates and is difficult to predict, and our operating expenses are relatively fixed and largely independent of revenue. Therefore, it is difficult for us to accurately forecast revenue and profits or losses in any particular period. Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses represented 33% and 38% of our total revenue for fiscal years 2011 and 2010 respectively. Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any unanticipated revenue shortfalls in any quarter. Further, some of our operating expenses, like stock-based compensation expense, can only be adjusted over a longer period of time and cannot be reduced during a quarter. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results will be negatively impacted.

Any one or more of the risks discussed in this Annual Report on Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. Similarly, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Any difficulties in collecting accounts receivable, including from foreign customers, could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. We recorded approximately 17% of our accounts receivable balance from two customers at January 30, 2011.

Difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

We obtain credit insurance over the purchasing credit extended to certain customers. As a result of the tightening of the credit markets, we may not be able to acquire credit insurance on the credit we extend to these customers or in amounts that we deem sufficient. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, there can be no assurance such procedures will effectively limit our credit risk or avoid losses, which could harm our financial condition or operating results.

We may not be able to attract and retain qualified employees which could negatively impact our business.

Our future success and ability to compete is substantially dependent on our ability to identify, hire, train and retain highly qualified key personnel. The market for key employees in the technology industry can be competitive. None of our key employees is bound by an employment agreement, meaning our relationships with all of our key employees are at will. The loss of the services of any of our other key employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

In addition, we rely on stock-based awards as a means for recruiting, motivating and retaining highly skilled talent. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate employees could be weakened, which could harm our results of operations.

We are dependent on third parties for assembly, testing and packaging of our products, which reduce our control over the delivery schedule, product quantity or product quality.

Our products are assembled, tested and packaged by independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics, Ltd., King Yuan Electronics Co., Siliconware Precision Industries Co. Ltd., and ChipPAC. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. All of these subcontractors assemble, test and package products for other companies, including some of our competitors. Since we do not have long-term agreements with our subcontractors, when demand for subcontractors to assemble, test or package products is high, our subcontractors may decide to prioritize the orders of other customers over our orders. Since the time required to qualify a different subcontractor to assemble, test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin and revenue to decline.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the past, we have experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins, either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our products, a critical component of our product development efforts is our partnerships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc. and Synopsys, Inc. We have invested significant resources to develop relationships with these industry leaders and have often assisted them in the definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

We are dependent on the personal computer market and its rate of growth in the future may have a negative impact on our business.

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop personal computer, or PC, and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. These changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

If our products contain significant defects our financial results could be negatively impacted, our reputation could be damaged and we could lose market share.

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, could result in the shifting of business to our competitors and could result in litigation against us. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results. During fiscal years 2011, 2010 and 2009, we recorded net warranty charges of $466.4 million against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP and GPU products shipped after July 2008 and used in notebook configurations. Please see the risk entitled "*We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business*" for further information regarding this product defect.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. Our engineering and technical resources included 4,161full-time employees as of January 30, 2011, 3,940 employees as of January 31, 2010 and 3,772 employees as of January 25, 2009, respectively. Research and development expenditures were $848.8 million, $908.9 million and $855.9 million for the fiscal years 2011, 2010 and 2009, respectively. Research and development expenses included stock-based compensation expense of $57.9 million, $151.8 million and $98.0 million for the fiscal years 2011, 2010 and 2009, respectively. Also included in research and development expense for fiscal year 2010 is stock-based compensation of $90.5 million related to the purchase of certain outstanding options that were tendered in March 2009. If we are required to invest significantly greater resources than anticipated in research and development efforts without a corresponding increase in revenue, our operating results could decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue which could negatively impact our financial results. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States and other Americas. We generated 83%, 84% and 87% of our revenue for fiscal years 2011, 2010 and 2009, respectively, from sales to customers outside the United States and other Americas. As of January 30, 2011, we have offices in 16 countries outside of the United States. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers internationally subjects us to a number of risks, including:

- international economic and political conditions, such as political tensions between countries in which we do business;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- complying with a variety of foreign laws;
- differing legal standards with respect to protection of intellectual property and employment practices;
- cultural differences in the conduct of business;
- inadequate local infrastructure that could result in business disruptions;
- exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;
- financial risks such as longer payment cycles, difficulty in collecting accounts receivable and fluctuations in currency exchange rates;
- imposition of additional taxes and penalties; and
- other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

Our international operations in Australia, China, Finland, France, Germany, Hong Kong, India, Japan, Korea, Russia, Singapore, Sweden, Switzerland, Taiwan, and the United Kingdom are subject to many of the above listed risks. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

Conditions outside the control of our independent subcontractors and manufacturers may impact their business operations and thereby adversely interrupt our manufacturing and sales processes.

The economic, market, social, and political situations in countries where certain independent subcontractors and manufacturers are located are unpredictable, can be volatile, and can have a significant impact on our business because we may be unable to obtain or distribute product in a timely manner. Market and political conditions, including currency fluctuation, terrorism, political strife, war, labor disruption, and other factors, including climate change, natural or man-made disasters, adverse changes in tax laws, tariff, import or export quotas, power and water shortages, or interruption in air transportation, in areas where our independent subcontractors and manufacturers are located could also have a severe negative impact on our operating capabilities. For example, because we rely heavily on TSMC to produce a significant portion of our silicon wafers, earthquakes, typhoons or other natural disasters in Taiwan and Asia could limit our wafer supply and thereby harm our business, financial condition, and operational results.

We may not be able to realize the potential financial or strategic benefits of business acquisitions or strategic investments, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested in other businesses that offered products, services and technologies that we believe will help expand or enhance our existing products and business. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. Negotiations associated with an acquisition or strategic investment could divert management's attention and other company resources. Any of the following risks associated with past or future acquisitions or investments could impair our ability to grow our business, develop new products, our ability to sell our products, and ultimately could have a negative impact on our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;
- disruption of our ongoing businesses or the ongoing business of the company we invest in or acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or customers our target's key employees or customers, as a result of our acquisition or investment.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we make an investment in cash or use cash to pay for all or a portion of an acquisition, our cash reserves would be reduced which could negatively impact the growth of our business or our ability to develop new products. However, if we pay the consideration with shares of common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. The significant decline in the trading price of our common stock would make the dilution to our stockholders more extreme and could negatively impact our ability to pay the consideration with shares of common stock or convertible debentures. We cannot forecast the number, timing or size of future strategic investments or acquisitions, or the effect that any such investments or acquisitions might have on our operations or financial results.

Our investment portfolio may become impaired by deterioration of the capital markets.

Our cash equivalent and short-term investment portfolio as of January 30, 2011 consisted of cash and cash equivalents, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. We follow an established investment policy and set of guidelines, designed to preserve principal, minimize risk, monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes, variety of financial instruments, consisting principally of cash and cash equivalents, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies.

Should financial market conditions worsen in the future, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of January 30, 2011, we had no material impairment charges associated with our short-term investment portfolio, and although we believe our current investment portfolio has very little risk of material impairment, we cannot predict future market conditions or market liquidity, or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

Risks Related to Regulatory, Legal, Our Common Stock and Other Matters

We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business.

During fiscal years 2011, 2010 and 2009 we recorded cumulative net warranty charges of $475.9 million, of which $466.4 million has been charged against cost of revenue, to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP and GPU products shipped after July 2008 and used in notebook configurations. The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other products.

In September, October and November 2008, several putative securities class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from this litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are a party to other litigation, including patent litigation, which, if determined adversely to us, could adversely affect our cash flow and financial results.

We are a party to other litigation as both a defendant and as a plaintiff. For example, we are engaged in litigation with Rambus Inc. and with parties related to our acquisition of 3dfx in 2001. Please refer to Note 13 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further detail on these lawsuits. There can be no assurance that any litigation to which we are a party will be resolved in our favor. Any claim that is successfully decided against us may cause us to pay substantial damages, including punitive damages, and other related fees or prevent us from selling or importing certain of our products. Regardless of whether lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Changes in United States tax legislation regarding our foreign earnings could materially impact our business.

Currently, a majority of our revenue is generated from customers located outside the United States, and a significant portion of our assets, including employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain non-United States subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. Throughout the period of President Obama's administration and as recently as on February 14, 2011 with the release of the administration's fiscal year 2012 budget, the White House has proposed various international tax legislation, some of which, if enacted into law would substantially reduce our ability to defer United States taxes on such indefinitely reinvested non-United States earnings, eliminate certain tax deductions until foreign earnings are repatriated to the United States and/or otherwise cause the total tax cost of U.S. multinational corporations to increase. If these or similar proposals are constituted into legislation in the current or future year(s), they could have a negative impact on our financial position and results of operations.

Our operating results may be adversely affected if we are subject to unexpected tax liabilities.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and

- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may in the future become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement.

An unfavorable ruling in any such intellectual property related litigation could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, in the future, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or our products are found to infringe a third parties' patent or intellectual property, we or one of our indemnified customers may have to seek a license to the third parties' patent or other intellectual property rights. However, we may not be able to obtain licenses at all or on terms acceptable to us particularly from our competitors. If we or one of our indemnified customers is unable to obtain a license from a third party for technology that we use or that is used in one of our products, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments, or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Government investigations and inquiries from regulatory agencies could lead to enforcement actions, fines or other penalties and could result in litigation against us.

In the past, we have been subject to government investigations and inquiries from regulatory agencies such as the Department of Justice and the SEC. We may be subject to government investigations and receive additional inquiries from regulatory agencies in the future, which may lead to enforcement actions, fines or other penalties.

In addition, litigation has often been brought against a company in connection with the announcement of a government investigation or inquiry from a regulatory agency. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are subject to the risks of owning real property.

During fiscal year 2009, we purchased real property in Santa Clara, California that includes approximately 25 acres of land and ten commercial buildings. We also own real property in China and India. We have limited experience in the ownership and management of real property and are subject to the risks of owning real property, including:

- the possibility of environmental contamination and the costs associated with mitigating any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the market in which the property is located, or other factors;
- the risk of loss if we decide to sell and are not able to recover all capitalized costs;
- increased cash commitments for the possible construction of a campus;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- increased operating expenses for the buildings or the property or both;

- possible disputes with third parties, such as neighboring owners or others, related to the buildings or the property or both; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and or other natural disasters.

Expensing employee equity compensation adversely affects our operating results and could also adversely affect our competitive position.

Since inception, we have used equity through our equity incentive plans and our employee stock purchase program as a fundamental component of our compensation packages. We believe that these programs directly motivate our employees and, through the use of vesting, encourage our employees to remain with us.

We record compensation expense for stock options, restricted stock units and our employee stock purchase plan using the fair value of those awards in accordance with generally accepted accounting principles in United States of America, or U.S. GAAP. Stock-based compensation expense was $100.4 million, $107.1 million and $162.7 million for the fiscal years 2011, 2010 and 2009, respectively, related to on-going vesting of equity awards, which negatively impacted our operating results. Additionally, in March 2009, we completed a cash tender offer to purchase certain employee stock options. A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus associated payroll taxes and professional fees. We believe that expensing employee equity compensation will continue to negatively impact our operating results.

To the extent that expensing employee equity compensation makes it more expensive to grant stock options and restricted stock units or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement and may make it difficult to attract retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

We may be required to record a charge to earnings if our goodwill or amortizable intangible assets become impaired, which could negatively impact our operating results.

Under U.S. GAAP, we review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. The carrying value of our goodwill or amortizable assets from acquisitions may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our business units. Estimates of future cash flows are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, if one of our business units does not meet its near-term and longer-term forecasts, the goodwill assigned to the business unit could be impaired. We may be required to record a charge to earnings in our financial statements during a period in which an impairment of our goodwill or amortizable intangible assets is determined to exist, which may negatively impact our results of operations.

Our stock price continues to be volatile and investors may suffer losses.

Our stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, or uncertainty about current global economic conditions. The stock market as a whole also has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that may have been unrelated to these companies' operating performance.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. For example, following our announcement in July 2008 that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second fiscal quarter of 2009, the trading price of our common stock declined. In September, October and November 2008, several putative class action lawsuits were filed against us relating to this announcement. Please refer to Note 13 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding these lawsuits. Due to changes in the potential volatility of our stock price, we may be the target of securities litigation in the future. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with any of them, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at, under or emanating from our facilities or other environmental or natural resource damage.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union and China are two among a growing number of jurisdictions that have enacted in recent years restrictions on the use of lead, among other chemicals, in electronic products. These regulations affect semiconductor packaging. There is a risk that the cost, quality and manufacturing yields of lead-free products may be less favorable compared to lead-based products or that the transition to lead-free products may produce sudden changes in demand, which may result in excess inventory.

There is also a movement to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones of the Democratic Republic of Congo. New U.S. legislation includes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of semiconductor devices. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and we cannot assure you that we will be able to obtain products in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers and other stockholders if we are unable to sufficiently verify the origins for all metals used in our products.

Future environmental legal requirements may become more stringent or costly and our compliance costs and potential liabilities arising from past and future releases of, or exposure to, hazardous substances may harm our business and our reputation.

While we believe that we have adequate internal control over financial reporting, if we or our independent registered public accounting firm determines that we do not, our reputation may be adversely affected and our stock price may decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to audit, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and test companies' internal controls remains subject to some judgment. To date, we have incurred, and we expect to continue to incur, increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in our internal controls, there can be no assurance that we will be able to remediate that material weakness in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.

We prepare our consolidated financial statements in conformity with U.S GAAP. These principles are constantly subject to review and interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Additionally, changes in existing accounting rules or practices, including the possible conversion to unified international accounting standards, could have a significant adverse effect on our results of operations or the manner in which we conduct our business.

Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of our Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our headquarters complex is located in Santa Clara, California. During fiscal year 2009, we purchased property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $194.8 million. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans. Additionally, our corporate campus is comprised of eight other leased buildings with six used primarily as office buildings, one used primarily as warehouse space, and the other remaining used primarily as lab space. We also entered into a lease for data center space in Santa Clara in fiscal year 2009.

Outside of Santa Clara, we lease space in Marina Del Rey and San Francisco, California; Austin, Texas; Beaverton, Oregon; Bedford and Marion, Massachusetts; Bellevue and Bothell, Washington; Madison, Alabama; Durham, North Carolina; Greenville, South Carolina; Salt Lake City, Utah; St. Louis, Missouri; Fort Collins and Boulder, Colorado; and Charlottesville, VA. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in HsinChu City, Taiwan; Tokyo, Japan; Seoul, Korea; Beijing, China; Shatin, Hong Kong; Mumbai, India; Courbevoie, France; Moscow, Russia; Berlin and Munich, Germany; Helsinki, Finland; Theale and London, United Kingdom; Melbourne, Australia; Singapore; Uppsala, Sweden; and Zurich, Switzerland. These facilities are used primarily to support our customers and operations and as sales and administrative offices. We also lease spaces in Wuerselen, Germany; Shenzhen, China; Taipei City, Taiwan; and Bangalore and Pune, India, which are used primarily as design centers. Additionally, we own buildings in Hyderabad, India and Shanghai, China which are being used primarily as research and development centers.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K under the subheading "Lease Obligations," which information is hereby incorporated by reference.

ITEM 3. LEGAL PROCEEDINGS

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate. As of the date of the filing of this Annual Report on Form 10-K, the two landlord cases have been settled with payments from the landlords to NVIDIA, and the equity security holders lawsuit was dismissed with prejudice and no appeal was filed. Accordingly, only the bankruptcy trustee suit remains outstanding as more fully explained below.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served a complaint on NVIDIA asserting claims for, among other things, successor liability and fraudulent transfer and seeking additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and therefore was responsible for all of 3dfx's unpaid liabilities.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions; (3) what is the fair market value of the "property" identified in answer to question (2); and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property. The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court.

The District Court's hearing on the Trustee's appeal was held on June 10, 2009. On December 20, 2010, the District Court issued an Order affirming the Bankruptcy Court's entry of summary judgment in NVIDIA's favor. On January 19, 2011, the Trustee filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

Rambus Inc.

On July 10, 2008, Rambus filed suit against NVIDIA, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the San Francisco division of the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only certain document discovery to proceed. On February 11, 2011, the Court lifted the stay and ordered that discovery on other issues may now proceed. A case management conference is currently scheduled for June 3, 2011.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint sought an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC instituted the investigation and a hearing was held October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2010, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision was reviewed by the ITC. The ITC issued a Final Decision on July 26, 2010. In its Final Decision, the ITC found that NVIDIA infringed three related patents and issued a limited exclusion order prohibiting import of certain NVIDIA products. NVIDIA is appealing certain aspects of the ruling that were unfavorable to NVIDIA. Rambus is also appealing certain aspects of the ruling that were unfavorable to Rambus.

NVIDIA also sought reexamination of the patents asserted in the ITC, as well as other patents, in the United States Patent and Trademark Office, or USPTO. Proceedings are underway with respect to all challenged patents. With respect to the claims asserted in the ITC, the USPTO has issued a preliminary ruling invalidating many of the claims. The USPTO has issued Right to Appeal Notices for the three patents found by the administrative law judge to be valid, enforceable and infringed. In the Right to Appeal Notices, the USPTO Examiner has cancelled all asserted claims of one of the patents and allowed the asserted claims on the other two patents. Rambus and NVIDIA are both seeking review of the USPTO Examiner's adverse findings. NVIDIA intends to pursue its offensive and defensive cases vigorously in both actions.

Rambus has also been subject to an investigation in the European Union. NVIDIA was not a party to that investigation, but has recently sought to intervene in the appeal of the investigation. As a result of Rambus' commitments to resolve that investigation, for a period of five years from the date of the resolution, Rambus must now provide a license to memory controller manufacturers, sellers, and/or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website, or the Required Rambus License. On August 12, 2010, we entered into the Required Rambus License. Pursuant to the agreement, Rambus charges a royalty of (i) one percent of the net sales price per unit for certain memory controllers and (ii) two percent of the net sales price per unit for certain other memory controllers, provided that the maximum average net sales price per unit for these royalty bearing products shall be deemed not to exceed a maximum of $20. The agreement has a term until December 9, 2014. However, NVIDIA may terminate the agreement on or after August 12, 2011 with thirty 30 days prior written notice to Rambus.

On December 1, 2010, Rambus filed a new lawsuit against NVIDIA and several other companies alleging six claims for patent infringement. This lawsuit is pending in the Northern District of California and seeks damages, enhanced damages and injunctive relief. On the same day, Rambus filed a complaint with the ITC alleging that NVIDIA and several other companies violated 19 U.S.C. Section 1337 based on a claim of patent infringement of three Rambus patents. Rambus seeks exclusion of certain NVIDIA products from importation into the United States. The Northern District of California has stayed the case pending resolution of the ITC investigation. The asserted patents are related to each other, and the three patents in the ITC complaint are also at issue in the lawsuit pending in the Northern District of California. Many of the patents at issue in the new lawsuits are also being challenged in Rambus' other disputes with NVIDIA. NVIDIA intends to vigorously defend these new lawsuits.

Product Defect Litigation and Securities Cases

Product Defect Litigation

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook configurations. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act.

On August 19, 2009, we filed a motion to dismiss the Amended Consolidated Complaint, and the Court heard arguments on that motion on October 19, 2009. On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint. In addition, on April 1, 2010, Plaintiffs filed a motion to certify a class consisting of all people who purchased computers containing certain of our MCP and GPU products. On May 3, 2010, we filed an opposition to Plaintiffs' motion for class certification. A hearing on both motions was held on June 14, 2010. On July 16, 2010, the parties filed a stipulation with the District Court advising that, following mediation, they had reached a settlement in principle in The NVIDIA GPU Litigation. The settlement in principle was subject to certain approvals, including final approval by the court. As a result of the settlement in principle, and the other estimated settlement and offsetting insurance reimbursements, NVIDIA recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. In addition, a portion of the $181.2 million of additional charges we recorded against cost of revenue related to the weak die/packaging set during the second quarter of fiscal year 2011 relates to estimated additional repair and replacement costs related to the implementation of these settlements. On August 12, 2010, the parties executed a Stipulation and Agreement of Settlement and Release. On September 15, 2010, the Court issued an order granting preliminary approval of the settlement and providing for notice to the potential class members. The Final Approval Hearing was held on December 20, 2010, and on that same day the Court approved the settlement and entered Final Judgment over several objections. In January 2011, several objectors filed Notices of Appeal of the Final Judgment to the United States Court of Appeals for the Ninth Circuit.

On February 28, 2011, a group of purported class members filed a motion with the District Court purporting to seek enforcement of the settlement. The Motion claimed that NVIDIA was not properly complying with its obligations under the settlement in connection with the remedies provided to purchasers of Hewlett-Packard computers included in the settlement. On March 4, 2011, NVIDIA and Class Counsel at Milberg LLP filed oppositions to the Motion. A hearing is scheduled for March 28, 2011.

Securities Cases

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/ packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Exchange Act. On October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings. On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel. On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws, asserting claims for violations of Section 10(b), Rule 10b-5 and Section 20(a) of the Exchange Act. The consolidated complaint sought unspecified compensatory damages. We filed a motion to dismiss the consolidated complaint in March 2010 and a hearing was held on June 24, 2010 before Judge Seeborg. On October 19, 2010, Judge Seeborg granted our motion to dismiss with leave to amend. On December 2, 2010, co-Lead Plaintiffs filed a Second Consolidated Amended Complaint and NVIDIA filed a motion to dismiss on February 14,2011.

Intel Corporation

Litigation

On February 17, 2009, Intel filed suit against NVIDIA, seeking declaratory and injunctive relief relating to a license agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel sought an order from the Court declaring that the license does not extend to certain NVIDIA chipset products and enjoining NVIDIA from stating that it has license rights for these products. The lawsuit sought no damages from NVIDIA.

On March 23, 2009, NVIDIA filed its answer to Intel's complaint and also asserted counterclaims for declaratory relief, injunctive relief, breach of contract, and breach of the implied covenant of good faith and fair dealing. NVIDIA's counterclaims sought an order declaring that NVIDIA has the right to sell certain chipset products with Intel's processors under the 2004 license agreement, and enjoining Intel from interfering with our license rights. In addition, the counterclaims sought a finding that Intel had materially breached its obligations under a prior license agreement, and requested various remedies for that breach, including termination of Intel's cross licensing rights and damages. On April 16, 2009, Intel filed its answer to our counterclaims.

As described below, on January 10, 2011, NVIDIA and Intel entered into a patent cross license agreement. Pursuant to this patent cross license agreement, NVIDIA and Intel also agreed to dismiss the Delaware litigation, and each party gave the other a general release for all claims that it might have against the other, known or unknown, based on the actions of either party on or before the date of the settlement. By stipulation of the parties, the Delaware Chancery Court dismissed the lawsuit with prejudice on January 12, 2011.

Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016.

ITEM 4. REMOVED AND RESERVED

Form 10-K

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 10, 2011, we had approximately 426 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

	High	Low
Fiscal year ending January 29, 2012		
First Quarter (through March 10, 2011)	$26.17	$17.90
Fiscal year ended January 30, 2011		
Fourth Quarter	$25.05	$11.94
Third Quarter	$12.36	$ 8.65
Second Quarter	$15.88	$ 8.92
First Quarter	$18.34	$15.32
Fiscal year ended January 31, 2010		
Fourth Quarter	$18.96	$11.56
Third Quarter	$16.58	$12.58
Second Quarter	$13.04	$ 8.33
First Quarter	$12.08	$ 7.21

Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year 2011. Through January 30, 2011, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 30, 2011, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2013.

Additionally, during fiscal year 2011, we granted approximately 5.8 million stock options and 7.1 million restricted stock units, or RSUs, under the 2007 Equity Incentive Plan. Please refer to Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding stock-based compensation related to our March 2009 stock option purchase and related to equity awards granted under our equity incentive programs.

Stock Performance Graphs

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 30, 2011. The graph assumes that $100 was invested on January 29, 2006 in our common stock or on January 29, 2006 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, the S&P 500 Index
and the S&P Semiconductors Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/29/06
1/28/07
1/27/08
1/25/09
1/31/10
1/30/11
NVIDIA Corporation
S&P 500
S&P Semiconductors

*$100 invested on 1/29/06 in stock or 1/31/06 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	1/29/2006	1/28/2007	1/27/2008	1/25/2009	1/31/2010	1/30/2011
NVIDIA Corporation	$100.00	$136.09	$161.84	$50.01	$99.83	$154.12
S & P 500	$100.00	$114.51	$111.87	$68.66	$91.41	$111.69
S & P Semiconductors	$100.00	$ 94.16	$ 87.75	$52.60	$82.57	$107.76

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the period commencing with our initial public offering through the year ended January 30, 2011. The graph assumes that $100 was invested at our initial public offering on January 21, 1999 in our common stock or on December 31, 1998 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 12 YEAR CUMULATIVE TOTAL RETURN*

Among NVIDIA Corporation, the S&P 500 Index and the S&P Semiconductors Index



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1/21/99 1/30/00 1/28/01 1/27/02 1/26/03 1/25/04 1/30/05 1/29/06 1/28/07 1/27/08 1/25/09 1/31/10 1/30/11
NVIDIA Corporation
S&P 500
S&P Semiconductors

*$100 invested on 1/21/99 in stock or 12/31/98 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

	1/21/99	1/30/00	1/28/01	1/27/02	1/26/03	1/25/04	1/30/05	1/29/06	1/28/07	1/27/08	1/25/09	1/31/10	1/30/11
NVIDIA Corporation	$100.00	$311.46	$846.88	$2,182.33	$339.00	$769.67	$762.67	$1,541.67	$2,098.00	$2,495.00	$771.00	$1,539.00	$2,376.00
S&P 500	$100.00	$114.96	$113.93	$ 95.53	$ 73.54	$ 98.97	$105.13	$ 116.05	$ 132.89	$ 129.82	$ 79.67	$ 106.07	$ 129.61
S&P Semiconductors	$100.00	$180.33	$145.17	$ 112.96	$ 50.00	$ 99.52	$ 74.79	$ 86.48	$ 81.43	$ 75.88	$ 45.49	$ 71.41	$ 93.19

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the years ended January 30, 2011, January 31, 2010 and January 25, 2009, and the consolidated balance sheet data as of January 30, 2011 and January 31, 2010 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal years 2011, 2009, 2008 and 2007 were 52-week years, while fiscal year 2010 was a 53-week year.

	Year Ended				
	January 30, 2011 (B,C)	January 31, 2010 (B,D)	January 25, 2009 (B,E)	January 27, 2008 (F)	January 28, 2007 (F,G)
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$3,543,309	$3,326,445	$3,424,859	$4,097,860	$3,068,771
Income (loss) from operations	$ 255,747	$ (98,945)	$ (70,700)	$ 836,346	$ 453,452
Net income (loss)	$ 253,146	$ (67,987)	$ (30,041)	$ 797,645	$ 448,834
Basic net income (loss) per share	$ 0.44	$ (0.12)	$ (0.05)	$ 1.45	$ 0.85
Diluted net income (loss) per share	$ 0.43	$ (0.12)	$ (0.05)	$ 1.31	$ 0.76
Shares used in basic per share computation (A)	575,177	549,574	548,126	550,108	528,606
Shares used in diluted per share computation (A)	588,684	549,574	548,126	606,732	587,256

	January 30, 2011	January 31, 2010	January 25, 2009	January 27, 2008	January 28, 2007
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$2,490,563	$1,728,227	$1,255,390	$1,809,478	$1,117,850
Total assets	$4,495,246	$3,585,918	$3,350,727	$3,747,671	$2,675,263
Capital lease obligations, less current portion	$ 23,389	$ 24,450	$ 25,634	$ —	$ —
Total stockholders' equity	$3,181,462	$2,665,140	$2,394,652	$2,617,912	$2,006,919
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(A) Reflects a three-for-two stock-split effective September 10, 2007 and a two-for-one stock-split effective April 6, 2006.

(B) We recorded a net warranty charge of $193.9 million, $94.0 million and $188.0 million, during fiscal years 2011, 2010 and 2009, respectively, which reduced income from operations to cover anticipated customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set used in certain versions of our previous generation MCP and GPU products shipped after July 2008 and used in notebook configurations.

(C) On January 10, 2011, we entered into a new six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. For accounting purposes, the fair valued benefit prescribed to the settlement portion was $57.0 million, which was recorded within income from operations in fiscal year 2011.

(D) Fiscal year 2010 includes impact of charge for a tender offer to purchase an aggregate of 28.5 million outstanding stock options for a total cash payment of $78.1 million. As a result of the tender offer the Company incurred a charge of $140.2 million, consisting of the remaining unamortized stock-based compensation expenses associated with the unvested portion of the options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus associated payroll taxes and professional fees.

(E) Fiscal year 2009 includes a $18.9 million for a non-recurring charge resulting from the termination of a development contract related to a new campus construction project we have put on hold and $8.0 million for restructuring charges.

(F) Fiscal years 2008 and 2007 include a charge of $4.0 million and $13.4 million towards in-process research and development expense related to our purchase of Mental Images Inc. and PortalPlayer Inc., respectively that had not yet reached technological feasibility and have no alternative future use.

(G) Fiscal year 2007 included a charge of $17.5 million associated with a confidential patent licensing arrangement.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company

NVIDIA Corporation invented the graphics processing unit, or GPU, in 1999. Since then, we have strived to set new standards in visual computing with interactive graphics available on devices ranging from tablets and smart phones to notebooks and workstations. Our expertise in programmable GPUs and computer-systems technology has led to breakthroughs in parallel processing which make supercomputing inexpensive and widely accessible. We are strategically investing in three major areas—visual computing, high performance computing and mobile computing. We serve the visual computing market with our consumer GeForce graphics products and professional Quadro graphics products; the high performance computing market with our Tesla computing solutions products; and the mobile computing market with our Tegra system-on-chip products.

We have three primary financial reporting segments—GPU, Professional Solutions Business, or PSB and Consumer Products Business, or CPB. During fiscal years 2010 and 2009, we operated and reported four major product-line operating segments: the GPU business, the PSB business, the media and communications processor, or MCP, business, and the CPB business. However, during the first quarter of fiscal year 2011, we began reporting internally the results of our former MCP segment along with the results of our GPU segment to reflect the way we manage the GPU business. Comparative periods presented reflect this change.

Our GPU business is comprised primarily of our GeForce discrete and chipset products which support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our CPB is comprised of our Tegra mobile products which support tablets, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our web address is *www.nvidia.com*. The contents of our website are not a part of this Form 10-K.

Recent Developments, Future Objectives and Challenges

GPU Business

During fiscal year 2011, we took the computational capabilities of our GPUs to a new level with the launch of our Fermi architecture. Fermi GPUs are designed to excel at tessellation, the key feature of DirectX 11, and to allow game developers to increase the level of physics realism via our PhysX API. Our flagship product for the desktop, the GeForce GTX 480, was followed by a complete line-up of 400-series GPUs. Later in the year, we refreshed them with our 500-series GPUs, which significantly increased the performance of the products they replaced while fitting into similar power envelopes. We also launched 400M- and 500M-series GPUs for notebooks, along with our Optimus technology, which switches invisibly between discrete GPU and integrated graphics controller depending on the user's activities. By doing so, NVIDIA Optimus provides notebook users with the battery life of integrated graphics, but with the gaming performance of a discrete graphics processor. PC manufacturers also are expected to launch hundreds of new PCs that use these new GeForce GPUs paired with Intel Corporation's Sandy Bridge CPUs.

During fiscal year 2011, we also announced our plans to develop a custom central processing unit, or CPU, that will use the ARM instruction set. These CPU cores will be integrated into future generation GPUs for PCs, servers, and supercomputers.

Professional Solutions Business

During fiscal year 2011, our Quadro business benefitted from the strength of our Fermi architecture with the launch of the Quadro 2000 midrange GPU and the Quadro 600 entry-level GPU. These professional graphics solutions put the computational and visualization benefits of our Fermi architecture within reach of all engineers, designers and animators, with the Quadro 2000 delivering significantly higher performance across leading CAD applications and the Quadro 600 positioned at a competitive price/performance point. The new Quadro GPUs deliver performance that is up to five times faster for 3D applications and up to eight times faster for computational simulation than our previous Quadro generation products.

Our Tesla supercomputing business continued to make progress with key project wins not only in our core market segments, but also with traction in a number of new focus areas.

Consumer Products Business

During fiscal year 2011, we saw promising signs in our Tegra business, helped by adoption to the Android operating system. Tegra shipment volumes began to ramp up late in the fourth quarter of fiscal year 2011 and we expect the momentum to continue into the first quarter of fiscal year 2012, fueled by the production release of Android-based smartphone and tablet products. During the fiscal year 2011, we had multiple Tegra 2 design wins in both tablets and smartphones. Our customers, including Acer Inc., Dell Inc., LG Electronics Inc. and Motorola Solutions, Inc., announced a number of products incorporating the Tegra 2 mobile processor. We also demonstrated our next-generation mobile processor, the world's first quad-core mobile processor, at Mobile World Congress.

During fiscal year 2011, we announced that Volkswagen AG and AUDI AG will use our next-generation Tegra starting in 2012. In addition, we announced that BMW Group will use our GPUs for infotainment systems in next-generation cars worldwide. Tesla Motors will also incorporate Tegra processors to power the infotainment, navigation and instrument cluster in its Roadster Model S.

Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016.

The License Agreement between NVIDIA and Intel includes multiple elements. As a result, we determined each element of the License Agreement, their fair value and when they should be recognized. The elements of the License Agreement are accounted for as follows:

1. *Legal settlement*: In connection with the License Agreement, both parties agreed to settle all outstanding legal disputes. The fair value allocated to the settlement of $57.0 million was recorded in the fourth quarter of fiscal year 2011, as a benefit to operating expense.

2. *License to Intel:* We will recognize $1,583.0 million in total, or $66.0 million per quarter, as revenue over the term of the agreement of six years, the period over which Intel will have access to newly filed NVIDIA patents. We will commence recognition of the license revenue in April 2011 when our performance obligation under the agreement begins. Consideration received in advance of the performance period will be classified as deferred revenue.

3. *License from Intel*: We recognized $140.0 million as an intangible asset upon execution of the agreement. Amortization of $5.0 million per quarter will be charged to cost of sales over the seven year estimated useful life of the technology beginning in April 2011.

Please refer to Note 4 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this cross license and the settlement.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During the second quarter of fiscal year 2011, we recorded an additional charge to cover the estimated remaining customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook configurations. The net charge amounted to $193.9 million, of which $181.2 million was charged against cost of revenue. The extra remediation costs are primarily due to additional platforms from late failing systems that we had not previously considered to be at risk. Included in the charge are the estimated costs of implementing a settlement reached during the second quarter of fiscal year 2011 with the plaintiffs of a putative consumer class action lawsuit related to this same matter and the other estimated consumer class action settlement. As a result of this settlement, the other related estimated settlement, and offsetting insurance reimbursements, we recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. Together with the $282.0 million net charge we had previously recorded for related estimated costs, this brings the total cumulative net charge to $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative expenses.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures. The weak die/packaging material combination is not used in any of our products that are currently in production.

In September, October and November 2008, several putative securities class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation and the settlement.

Tender Offer

During the first quarter of fiscal year 2010, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, including our former Chief Financial Officer, Marvin D. Burkett, were eligible to participate in the Offer. All eligible options with exercise prices less than $28.00 per share, but not less than $17.50 per share, were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge during fiscal year 2010 of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, or Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed or determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product, as the level of returns cannot be reasonably estimated.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense, depending on the nature of the program. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For all license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Royalty revenue is recognized related to the distribution or sale of products that use our technologies under license agreements with third parties. We recognize royalty revenue upon receipt of a confirmation of earned royalties and when collectability is reasonably assured from the applicable licensee.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers businesses, and to downturns in the industry and the worldwide economy. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. This risk is heightened during periods when economic conditions worsen, such as the when the worldwide economy is experiencing a significant downturn. The financial turmoil that affected the banking system and financial markets and increased the risk that financial institutions mighty consolidate or go out of business resulted in a tightening in the credit markets, a lower than normal level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from this type of credit crisis on our business, including inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, insolvencies and failure of financial institutions, which could negatively impact our financial results. Furthermore, there can be no assurance that we will be able to continue to obtain credit insurance in the future.

As of January 30, 2011, our allowance for doubtful accounts receivable was $0.8 million and our gross accounts receivable balance was $386.5 million. Of the $386.5 million, $86.0 million was covered by credit insurance and $4.4 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. We have incurred cumulative bad debts of $0.5 million over the last three fiscal years. As a result of our low bad debt experience, our allowance for doubtful accounts receivable has ranged between 0.2% and 0.3% during fiscal years 2011 and 2010, respectively. As of January 30, 2011, our allowance for doubtful accounts receivable represented 0.2% of our gross accounts receivable balance.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory to the lower of cost or estimated market value. Obsolete or unmarketable inventory is completely written off based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and we sell products that we have previously written down, our reported gross margin would be favorably impacted.

As of January 30, 2011, our inventory reserve was $152.0 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 15.0% and 30.6% during fiscal years 2011 and 2010. As of January 30, 2011, our inventory reserve represented 30.6% of our gross inventory balance.

Warranty Liabilities

Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During fiscal year 2011, we recorded an additional charge to cover the estimated remaining customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook configurations. The net charge amounted to $193.9 million, of which $181.2 million was charged against cost of revenue. The extra remediation costs are primarily due to additional platforms from late failing systems that we had not previously considered to be at risk. Included in the charge are the estimated costs of implementing a settlement reached during fiscal year 2011 with the plaintiffs of a putative consumer class action lawsuit related to this same matter and another related estimated consumer class action settlement. As a result of this settlement, the other estimated settlement, and offsetting insurance reimbursements, we recorded a net charge of $12.7 million to sales, general and administrative expense during fiscal year 2011. Together with the $282.0 million net charge we had previously recorded for related estimated costs, this brings the total cumulative net charge to $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative.

Determining the amount of the warranty charges related to this issue required management to make estimates and judgments based on historical experience, test data and various other assumptions including estimated field failure rates that we believe to be reasonable under the circumstances. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. However, if actual repair, return, replacement and other associated costs and/or actual field failure rates exceed our estimates, we may be required to record additional reserves, which would increase our cost of revenue and materially harm our financial results.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 30, 2011, we had a valuation allowance of $148.0 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $565.2 million as of January 30, 2011. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 14 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Goodwill

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments, or components of an operating segment, for the purposes of completing our goodwill impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities. Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach.

During the fourth quarter of fiscal year 2011, our market capitalization increased over 60% when compared to the same period in fiscal year 2010. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2011 and concluded that there was no impairment as the fair value of our reporting units exceeded their carrying value. This assessment was based upon a discounted cash flow analysis, analysis of market comparables, where appropriate, and analysis of our market capitalization. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We also make judgments and assumptions in allocating assets and liabilities to each of our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.

Our estimates of cash flows were based upon, among other things, certain assumptions about expected future operating performance, such as revenue growth rates, operating margins, risk-adjusted discount rates, and future economic and market conditions. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models, which increases the risk of differences between the projected and actual performance. The long-term financial forecasts that we utilize represent the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. Significant differences between our estimates and actual cash flows could materially affect our future financial results, which could impact our future estimates of the fair value of some or all of our reporting units. Determining the fair value of our reporting units also requires us to use judgment in the selection of appropriate market comparables, if there are any, and the amount of weight to ascribe to fair value measurements that are based on the market approach.

Any significant reductions in the actual amount of cash flows realized by our reporting units, reductions in the value of market comparables, or reductions in our market capitalization could impact future estimates of the fair value of our reporting units. Such events could ultimately result in a charge to our earnings in future periods due to the potential for a write-down of the goodwill associated with some or all of our reporting units.

Cash Equivalents and Marketable Securities

Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholder's equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Our Level 1 assets consist of our money market funds. We classify securities within Level 1 assets when the fair value is obtained from real time quotes for transactions in active exchange markets involving identical assets. Our available-for- sale securities are classified as having Level 2 inputs. Our Level 2 assets are valued utilizing a market approach where the market prices of similar assets are provided by a variety of independent industry standard data providers to our investment custodian. Most of our cash equivalents and marketable securities are valued based on Level 2 inputs. As of January 30, 2011, we collected the balance of our investment in the Reserve International Liquidity Fund, Ltd., or International Reserve Fund, that was classified as a Level 3 input due to the inherent subjectivity and the significant judgment involved in its valuation. As such, we do not have any investment classified as Level 3 as of January 30, 2011.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than-temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings.

Stock-based Compensation

Our stock-based compensation cost for equity awards is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. We recognize stock-based compensation expense using the straight-line attribution method. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management has determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the binomial model, we estimated the fair value of the stock options granted under our stock option plans using the following assumptions during the fiscal year ended January 30, 2011:

Weighted average expected life of stock options (in years)	3.1 - 6.7
Risk free interest rate	1.5% - 3.3%
Volatility	42% - 53%
Dividend yield	—

Accounting standards also require forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. If factors change and we employ different assumptions in the application of accounting standards in future periods, the compensation expense that we record under these accounting standards may differ significantly from what we have recorded in the current period.

Our stock-based compensation expense for employee stock purchase plan is recognized using an accelerated amortization method. We used the Black-Scholes model to estimate the fair value of shares issued under our employee stock purchase plan during the fiscal year ended January 30, 2011, using the following assumptions:

Weighted average expected life of stock options (in years)	0.5 - 2.0
Risk free interest rate	0.2% - 0.8%
Volatility	45% - 47%
Dividend yield	—

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S.GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations expressed as a percentage of revenue.

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
Revenue	100.0%	100.0%	100.0%
Cost of revenue	60.2	64.6	65.7
Gross profit	39.8	35.4	34.3
Operating expenses:			
Research and development	24.0	27.3	25.0
Sales, general and administrative	10.2	11.0	10.6
Restructuring charges and other	—	—	0.8
Legal settlement	(1.6)	—	—
Total operating expenses	32.6	38.3	36.4
Income (loss) from operations	7.2	(2.9)	(2.1)
Interest and other income, net	0.4	0.5	0.8
Income (loss) before income taxes	7.6	(2.4)	(1.3)
Income tax expense (benefit)	0.5	(0.4)	(0.4)
Net income (loss)	7.1%	(2.0)%	(0.9)%

Fiscal Years Ended January 30, 2011, January 31, 2010 and January 25, 2009

Revenue

Fiscal Year 2011 vs. Fiscal Year 2010

Revenue was $3.54 billion for the fiscal year 2011 and $3.33 billion for fiscal year 2010, an increase of 7%. For the first quarter of fiscal year 2012, we expect revenue to grow by six to eight percent from the fourth quarter of fiscal year 2011. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue decreased by 5% to $2.52 billion for fiscal year 2011 compared to $2.66 billion for fiscal year 2010. The decrease was primarily the result of a decline in sales of MCP products as we continued to phase out our chipset product line. Also sales of mainstream desktop GPU decreased as a result of lower unit shipments driven by weakness in our end customer markets related to unstable economic conditions and increased competition in the lower-end market segments. Offsetting these declines were increases in sales of our notebook GPU, high-end desktop GPU and memory products. The growth in sales of notebook GPU products was driven by a continuing shift in the market demand towards notebook PCs from desktop PCs as reported in the December 2010 PC Graphics Report from Mercury Research. The growth in memory sales and high-end desktop GPU products was driven primarily by the launch of our new generation of GPUs with Fermi architecture.

PSB. PSB revenue increased by 60% to $818.6 million for the fiscal year 2011 as compared to $510.0 million for fiscal year 2010. Both the average selling price, or ASP, and unit shipments of professional workstation products increased due to the recovery of corporate spending following the economic recession that began during fiscal year 2009. In addition, we saw strong growth in our Tesla products from the prior year as our high performance computing line gained traction fueled by the Fermi architecture release.

CPB. CPB revenue increased by 27% to $197.6 million for fiscal year 2011 as compared to $156.0 million for fiscal year 2010. This increase in CPB revenue was primarily driven by sales growth from ramp up in our

Tegra 2 products, offset by decreases in embedded product revenues primarily related to the entertainment markets. Revenue from development arrangements and royalties from game console-related products increased slightly in fiscal year 2011 when compared to fiscal year 2010.

Fiscal Year 2010 vs. Fiscal Year 2009

Revenue was $3.33 billion for the fiscal year 2010 and $3.42 billion for fiscal year 2009, a decrease of 3%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU Business revenue increased by 3% to $2.66 billion for fiscal year 2010 compared to $2.59 billion for fiscal year 2009. The increase was primarily driven by sales of our ION products. This was offset by a decrease in sales of our notebook GPUs, driven primarily by a combination of a decline in unit demand and a decline in ASP as a result of increased competition in the marketplace and due to share losses we experienced within the notebook segment, during calendar year 2009 compared to calendar year 2008 as reported in the November PC Graphics 2009 Report from Mercury Research.

PSB. PSB revenue decreased by 26% to $510.2 million for the fiscal year 2010 as compared to $693.4 million for fiscal year 2009. Both the ASPs and unit shipments of professional workstation products decreased, primarily due to the relatively slow recovery of corporate spending following the economic recession that began during fiscal year 2009.

CPB. CPB revenue increased by 15% to $156.0 million for fiscal year 2010 as compared to $136.3 million for fiscal year 2009. This increase in CPB revenue was primarily driven by sales growth from our embedded products for the automotive and entertainment markets, and was partially offset by a decrease in revenue from development arrangements and royalties from game console-related products in the comparative periods.

Concentration of Revenue

We generated 83%, 84% and 87% of our total revenue for fiscal years 2011, 2010 and 2009, respectively, from sales to customers outside the United States and other Americas. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, or CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location.

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
Revenue:			
Customer A	12%	12%	7%
Customer B	8%	9%	8%
Customer C	6%	7%	11%

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions and shipping costs. Cost of revenue also includes development costs for license, service arrangements and stock-based compensation related to personnel associated with manufacturing.

Gross margin is the percentage of gross profit to revenue. Our gross margin was 39.8%, 35.4% and 34.3% for fiscal years 2011, 2010 and 2009, respectively. Our gross margin is significantly impacted by the mix of products we sell and can vary in any period depending on that product mix.

Our strategy for improving our gross margin relies upon delivering competitive product offerings that allow us to maintain our market leadership position and expand our addressable markets, lowering our product costs by introducing product architectures that take advantage of smaller process geometries and improving our product mix. We expect gross margin to be in the range of 48.5% to 49.5% during the first quarter of fiscal year 2012.

A discussion of our gross margin results for each of our operating segments is as follows:

Fiscal Year 2011 vs. Fiscal Year 2010

Our gross margin increased to 39.8% in fiscal year 2011 from 35.4% for fiscal year 2010. The improvement in gross margin was driven primarily due to increased unit sales, mix and better ASPs of our high-end desktop GPU, notebook GPU and workstation products. Cost efficiencies and pricing decisions also helped margin improve in the current fiscal year. Additionally, fiscal year 2010 included $11.4 million charge related to the Company's tender offer to purchase certain stock options for personnel related to manufacturing which resulted in an adverse impact on gross margins that did not occur in fiscal year 2011.

Offsetting these favorable impacts, we recorded a net charge to cost of revenue in the amount of $181.2 million in fiscal year 2011 compared to $95.9 million in fiscal year 2010 related to a weak die/packing material set that was used in certain versions of our previous generation chips. Our gross margin was favorably impacted by sales of products that were previously written down and sales of such items improved gross margin by approximately 1.9% and 1.6% in fiscal years 2011 and 2010, respectively. Offsetting these releases are provisions for new inventory reserves. The net effect to gross margin from inventory reserves and sales of items previously written down was a 3.0% unfavorable impact in fiscal year 2011 and a 0.2% favorable impact in fiscal year 2010.

GPU Business. The gross margin of our GPU Business remained comparable during fiscal year 2011 and fiscal year 2010. While higher inventory reserves due to future demand concerns in the first half of fiscal year 2011 and additional warranty accruals arising from a weak die/packaging material set reduced gross margin for fiscal year 2011 when compared to fiscal year 2010, this was more than offset by higher unit sales, mix and ASPs in the high-end desktop and notebook product lines.

PSB. The gross margin of our PSB remained flat during fiscal year 2011 as compared to fiscal year 2010. Improvements in gross margin as a result of better ASPs and shipment volumes in our Quadro product line were offset by higher inventory reserves recorded in fiscal year 2011, when compared to fiscal year 2010. Tesla gross margin improved due to better production efficiencies was driven by lower product cost and higher unit sales, while ASPs remained stable.

CPB. The gross margin of our CPB increased during fiscal year 2011 as compared to fiscal year 2010. This increase was a result of better ASPs and higher unit shipment of our Tegra products as well as slightly better revenue from higher margin products and services, including development arrangements and royalties from game console-related products, in the comparative periods.

Fiscal Year 2010 vs. Fiscal Year 2009

Our gross margin increased to 35.4% in fiscal year 2010 from 34.3% for fiscal year 2009. The improvement in gross margin was driven primarily by improved yields of our 55nm products, transition to 40nm products, as well as other manufacturing cost reductions, and more favorable product mix, particularly with increased sales of higher margin MCP products. Furthermore, during the first quarter of fiscal year 2010 our gross margin benefited from the sell-through of inventory that had previously been written down in the fourth quarter of fiscal year 2009. This did not have a significant impact on our gross margin for the remaining quarters in fiscal year

2010. Offsetting these improvements, we recorded a charge to cost of revenue, net of insurance reimbursement in the amount of $95.9 million in fiscal year 2010 compared to $189.3 million in fiscal year 2009 related to weak die/packing material set that was used in certain versions of our previous generation chips.

GPU Business. The gross margin of our GPU business increased during fiscal year 2010 as compared to fiscal year 2009. This increase was primarily driven by a shift in MCP product mix toward higher margin Intel-based and AMD-based platform products. We also recorded greater benefits to cost of revenue for insurance reimbursement received and a reduction in the warranty charge arising from a weak die/packing material set in certain versions of our previous generation products as compared to prior year. Additionally, improving yields of our 55nm products, a transition to 40nm products, and other manufacturing cost reductions achieved during fiscal year 2010 contributed to improvements in gross margin. Offsetting these improvements were lower ASPs in our mainstream desktop GPU products as well as in our notebook GPU products that we believe were driven by pricing pressures in the marketplace over the comparable period.

PSB. The gross margin of our PSB decreased during fiscal year 2010 as compared to fiscal year 2009. This decrease was primarily due to a decline in ASPs caused primarily by pricing pressure resulting from the relatively slow recovery of corporate spending during fiscal year 2010 following the economic recession that began during fiscal year 2009.

CPB. The gross margin of our CPB decreased during fiscal year 2010 as compared to fiscal year 2009. This decrease was a result of declining revenue from higher margin products and services, including development arrangements and royalties from game console-related products, in the comparative periods.

Operating Expenses

	Year Ended				Year Ended			
	January 30, 2011	January 31, 2010	$ Change	% Change	January 31, 2010	January 25, 2009	$ Change	% Change
	(In millions)				(In millions)			
Research and development expenses	$ 848.8	$ 908.9	$ (60.1)	(7%)	$ 908.9	$ 855.9	$ 53.0	6%
Sales, general and administrative expenses	361.5	367.0	(5.5)	(1%)	367.0	362.2	4.8	1%
Restructuring charges and other	—	—	—	—	—	26.9	(26.9)	(100%)
Legal settlement	(57.0)	—	(57.0)	(100%)	—	—	—	—
Total operating expenses	$1,153.3	$1,275.9	$(122.6)	(10%)	$1,275.9	$1,245.0	$ 30.9	2.5%
Research and development as a percentage of net revenue	24%	27%			27%	25%		
Sales, general and administrative as a percentage of net revenue	10%	11%			11%	11%		

Research and Development

Fiscal Year 2011 vs. Fiscal Year 2010

Research and development expenses decreased by $60.1 million, or 7%. The majority of the decrease was caused by stock-based compensation charges recorded during fiscal year 2010 of $90.5 million related to a tender offer that closed in March 2009. Depreciation and amortization decreased by $8.9 million due to assets being fully depreciated. These decreases were partially offset by an increase in compensation and benefits of $23.5 million primarily due to growth in headcount and an increase of $7.6 million for development expenses.

Fiscal Year 2010 vs. Fiscal Year 2009

Research and development expenses increased by $53.0 million, or 6%. The majority of the increase was caused by stock-based compensation charges recorded during fiscal year 2010 of $90.5 million related to a tender offer that closed in March 2009, offset by a reduction in ongoing stock-based compensation expense of $36.7 million resulting from the cancellation of stock options pursuant to the tender offer. Compensation and benefits related to research and development increased by $11.9 million due to additional new hires and depreciation and amortization expense increased by $4.2 million due to property and equipment purchases. Additionally, our cost reduction initiatives across several discretionary spending areas resulted in decreased expenses related to computer software and equipment of $7.7 million, travel and entertainment of $5.4 million, employee related expenses of $3.5 million, and development expenses of $2.8 million.

Sales, General and Administrative

Fiscal Year 2011 vs. Fiscal Year 2010

Sales, general and administrative expenses decreased by $5.5 million, or 1%. The majority of the decrease was caused by stock-based compensation charges recorded during fiscal year 2010 of $38.3 million related to a tender offer that closed in March 2009. Professional fees decreased by $10.6 million due to decreased legal service charges. Depreciation and amortization decreased by $4.2 million due to assets being fully depreciated. Offsetting these decreases was an increase in compensation and benefits of $28.1 million primarily attributable to growth in headcount. We had increases across discretionary spending areas such as $5.7 million for marketing, $3.2 million for contract labor, and $2.9 million for travel and entertainment to meet the increasing opportunities of our business as the economy recovers. Our expenses also increased by $15.0 million related to the settlement of the NVIDIA GPU Litigation case described in Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K.

Fiscal Year 2010 vs. Fiscal Year 2009

Sales, general and administrative expenses increased by $4.8 million, or 1%. The majority of the increase was caused by stock-based compensation charges recorded during fiscal year 2010 of $38.3 million related to a tender offer that closed in March 2009, offset by a reduction in ongoing stock-based compensation expense of $19.1 million resulting from the cancellation of stock options pursuant to the tender offer. The increase was also driven by an increase in compensation and benefits by $8.4 million due to additional new hires and professional fees by $11.3 million due to legal service charges. Offsetting these increases, our cost reduction initiatives across several discretionary spending areas resulted in decreased expenses related to advertising and promotions of $9.3 million, employee related expenses of $8.0 million, contract labor of $6.6 million, computer software and equipment of $6.5 million, and marketing of $5.4 million.

Restructuring Charges and Other

During fiscal year 2009, we announced a workforce reduction to allow for continued investment in strategic growth areas. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million.

Restructuring and other expenses in fiscal year 2009 also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold. There were no restructuring related charges in fiscal years 2011 or 2010.

Legal Settlement

On January 10, 2011, we entered into a new six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. The fair valued benefit prescribed to the legal settlement portion was $57.0 million and was recorded in the fourth quarter of fiscal year 2011.

Interest Income and Interest Expense

Interest income, net of interest expense consists of interest earned on cash, cash equivalents and marketable securities. Interest income decreased to $15.9 million in fiscal year 2011, from $19.8 million in fiscal year 2010 primarily due to the result of lower interest rates on our investments. Interest income decreased to $19.8 million in fiscal year 2010 from $42.5 million in fiscal year 2009 primarily due to lower interest rates in fiscal year 2010 compared to fiscal year 2009 and due to interest expense recorded on a capital lease in 2010.

Other Income (Expense), net

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities and foreign currency translation. Other (expense), net of other income was ($0.5) million, ($3.1) million, and $(14.7) million in fiscal years 2011, 2010, and 2009, respectively. The fluctuation between these years was primarily due to other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund that resulted in a charge of $5.6 million in fiscal year 2009, which was partially recovered in fiscal year 2011 for a gain of $3.0 million resulting from the final disbursement of this fund. Fiscal year 2009 also included other charges related to other than temporary impairment of $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that had filed for bankruptcy. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion.

Income Taxes

We recognized income tax expense (benefit) of $18.0 million, $(14.3) million, and $(12.9) million during fiscal years 2011, 2010 and 2009, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 6.7% in fiscal year 2011, 17.4% in fiscal year 2010, and 30.0% in fiscal year 2009.

Our effective tax rate on income or loss before tax for the fiscal years was lower than the United States federal statutory rate of 35% due to income or loss earned in jurisdictions where the tax rate is lower than the United States federal statutory tax rate of 35%, favorable recognition in these fiscal years of the U.S. federal research tax credit and the expiration of statues of limitations in certain non-U.S. jurisdictions for which we had not previously recognized related tax benefits.

Please refer to Note 14 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Liquidity and Capital Resources

	January 30, 2011	January 31, 2010
	(In millions)	
Cash and cash equivalents	$ 665.4	$ 447.2
Marketable securities	1,825.2	1,281.0
Cash, cash equivalents, and marketable securities	$2,490.6	$1,728.2

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In millions)	
Net cash provided by operating activities	$ 675.8	$ 487.8	$ 249.4
Net cash used in investing activities	$(649.7)	$(519.3)	$(209.4)
Net cash (used) provided by financing activities	$ 192.0	$ 61.1	$(349.3)

As of January 30, 2011, we had $2.49 billion in cash, cash equivalents and marketable securities, an increase of $762.4 million from the end of fiscal year 2010. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration.

Operating activities

Operating activities generated cash of $675.8 million, $487.8 million and $249.4 million during fiscal years 2011, 2010 and 2009, respectively.

The cash provided by operating activities increased in fiscal year 2011 when compared to fiscal year 2010 was primarily due to an increase in our net income and favorable changes in operating assets and liabilities compared to fiscal year 2010. For example, accounts receivable decreased due to improved sales linearity and stronger collections during the year, while accrued and other liabilities increased primarily due to an additional net charge for incremental repair and replacement costs from a weak die/packaging material set. Please refer to Note12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion. During fiscal year 2011, non-cash charges to earnings included stock-based compensation of $100.4 million and depreciation and amortization of $186.9 million.

The cash provided by operating activities in fiscal year 2010 increased when compared to fiscal year 2009 was primarily due to changes in operating assets and liabilities, including increases in accounts payable resulting from the timing of payments to vendors and a decrease in inventory resulting from an increase in inventory turnover. Additionally, while we experienced a net loss in fiscal year 2010 of $68.0 million, versus a net loss of $30.0 million in fiscal year 2009, non-cash charges to earnings included stock-based compensation of $242.8 million and depreciation and amortization of $196.7 million.

The cash provided by operating activities decreased in fiscal year 2009 due to a decrease in our net income compared to fiscal year 2008 plus the impact of non-cash charges to earnings and deferred income taxes. During fiscal year 2009, non-cash charges to earnings included stock-based compensation of $162.7 million and depreciation and amortization of $185.0 million. Additionally, operating cash flows for fiscal year 2009 also declined due to changes in operating assets and liabilities, including the timing of payments to vendors and a decrease in inventory turnover. Additionally, we incurred $21.8 million in net cash outflows in fiscal year 2009 towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

Investing activities

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $649.7 million, $519.3 million and $209.4 million during fiscal years 2011, 2010 and 2009, respectively.

Investing activities for fiscal year 2011 used cash of $649.7 million towards the purchase of marketable securities, net of proceeds from sales of marketable securities. Additionally, we used $97.9 million towards capital expenditures in fiscal year 2011. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Investing activities for fiscal year 2010 used cash of $441.5 million towards the purchase of marketable securities, net of proceeds from sales of marketable securities. Additionally, we used $77.6 million towards capital expenditures in fiscal year 2010. Capital expenditures included purchase of new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

Investing activities for fiscal year 2009 used cash of $27.9 million in connection with our acquisition of Ageia and $407.7 million towards capital expenditures, as we built additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations. Investing activities for capital expenditures in fiscal year 2009 also included payment of approximately $183.8 million for purchase of a property in Santa Clara, California, that includes approximately 25 acres of land and ten commercial buildings. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans. This cash outflow is offset by $226.7 million of cash from the net proceeds from sales of marketable securities.

Financing activities

Financing activities provided cash of $192.0 million and $61.1 million during fiscal years 2011 and 2010 respectively, and used cash of $349.3 million during fiscal year 2009.

Net cash provided by financing activities in fiscal year 2011 was primarily due to cash proceeds of $177.3 million from common stock issued under our employee stock plans, and a non-cash tax benefit of $15.3 million for the gross windfall related to employee stock based compensation.

Net cash provided by financing activities in fiscal year 2010 was primarily due to cash proceeds of $138.0 million from common stock issued under our employee stock plans, offset by $78.1 million used for the purchase of outstanding stock options related to a tender offer that closed in March 2009. Please refer to Note14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer.

Net cash used by financing activities in fiscal year 2009 was primarily due to $423.6 million used in our stock repurchase program, offset by cash proceeds of $73.5 million from common stock issued under our employee stock plans.

Liquidity

Our primary source of liquidity is cash generated by our operations. Our investment portfolio consisted of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars. As of January 30, 2011, we did not have any investments in auction-rate preferred securities.

All of the cash equivalents and marketable securities are treated as "available-for-sale". Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 30, 2011 and January 31, 2010, we had $2.49 billion and $1.73 billion, respectively, in cash, cash equivalents and marketable securities. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. As of January 30, 2011, we were in compliance with our investment policy. As of January 30, 2011, our investments in government agencies and government sponsored enterprises represented approximately 51% of our total investment portfolio, while the financial sector accounted for approximately 34% of our total investment portfolio. All of our investments are with A/A2 or better rated securities.

We performed an impairment review of our investment portfolio as of January 30, 2011. Based on our quarterly impairment review, we concluded that our investments were appropriately valued and did not record any impairment during fiscal year 2011. During fiscal year 2009, we recorded other than temporary impairment charges of $9.9 million. These charges included $5.6 million related to an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund, $2.5 million related to a decline in the value of publicly traded equity securities, and $1.8 million related to debt securities held by us that were issued by companies that had filed for bankruptcy. In the fourth quarter of fiscal year 2011 we recovered $3.1 million of the other than temporary impairment charge previously recorded. This was recorded as other income in fiscal year 2011. Please refer to Note 18 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further details.

Net realized gains, excluding any impairment charges, were $1.5 million, $1.8 million and $2.1 million for fiscal year 2011, 2010 and 2009 respectively. As of January 30, 2011, we had a net unrealized gain of $10.5 million, which was comprised of gross unrealized gains of $11.0 million, offset by $0.5 million of gross unrealized losses. As of January 31, 2010, we had a net unrealized gain of $12.6 million, which was comprised of gross unrealized gains of $12.7 million, offset by $0.1 million of gross unrealized losses.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Two customers accounted for approximately 17% of our accounts receivable balance at January 30, 2011. While we strive to limit our exposure to uncollectible accounts receivable using a combination of credit insurance and letters of credit, difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or

(3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016. Please refer to Note 4 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this cross license and the settlement.

Cash Tender Offer

During fiscal year 2010, our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and was completed during the first quarter of fiscal year 2010. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934 were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion regarding the cash tender offer.

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during fiscal year ended January 30, 2011. Through January 30, 2011, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 30, 2011, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to $1.24 billion through May 2013.

Operating Capital and Capital Expenditure Requirements.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

We expect to spend approximately $150.0 million to $200.0 million for capital expenditures during fiscal year 2012, primarily for property development, leasehold improvements, software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Business, Industry and Partners—*Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.*"

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During the second quarter of fiscal year 2011, we recorded an additional charge to cover the estimated remaining customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook configurations. The net charge amounted to $193.9 million, of which $181.2 million was charged against cost of revenue. The extra remediation costs are primarily due to additional platforms from late failing systems that we had not previously considered to be at risk. Included in the charge are the estimated costs of implementing a settlement reached during the second quarter of fiscal year 2011 with the plaintiffs of a putative consumer class action lawsuit related to this same matter and the other estimated consumer class action settlement. As a result of this settlement, the other related estimated settlement, and offsetting insurance reimbursements, we recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. Together with the $282.0 million net charge we had previously recorded for related estimated costs, this brings the total cumulative net charge to $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures. The weak die/packaging material combination is not used in any of our products that are currently in production.

In September, October and November 2008, several putative securities class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation and the settlement.

Contractual Obligations

The following table summarizes our contractual obligations as of January 30, 2011:

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	All Other
			(In thousands)			
Operating leases	$177,166	$ 46,329	$50,969	$34,115	$45,753	$ —
Capital lease	40,126	4,654	9,714	9,849	15,909	—
Purchase obligations [1]	546,360	546,360				—
Uncertain tax positions, interest and penalties [2]	132,211					132,211
Capital purchase obligations	31,736	31,736				
Total contractual obligations	$927,599	$629,079	$60,683	$43,964	$61,662	$132,211

(1) Represents our inventory purchase commitments as of January 30, 2011.

(2) Represents unrecognized tax benefits of $132.2 million which consists of $46.4 million recorded in non-current income taxes payable and $74.6 million reflected as a reduction to the related deferred tax assets, and the related interest and penalties on the non-current income tax payable of $11.2 million as of January 30, 2011. We are unable to reasonably estimate the timing of any potential tax liability or interest/ penalty payments in individual years due to uncertainties in the underlying income tax positions and the timing of the effective settlement of such tax positions.

Off-Balance Sheet Arrangements

As of January 30, 2011, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Adoption of New Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of adoption of new accounting pronouncements.

Recently Issued Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment and Interest Rate Risk

As of January 30, 2011 and January 31, 2010, we had $2.49 billion and $1.73 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 30, 2011, we did not have any investments in auction-rate preferred securities. Our investments are denominated in United States dollars.

All of the cash equivalents and marketable securities are treated as "available-for-sale." Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our Consolidated Statements of Operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax.

As of January 30, 2011, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both plus or minus 0.5% would result in changes in fair values for these investments of approximately $11.7 million.

The financial turmoil that affected the banking system and financial markets and increased the possibility that financial institutions might consolidate or go out of business resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. Volatility in the financial markets and economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. As of January 30, 2011, our investments in government agencies and government sponsored enterprises represented approximately 51% of our total investment portfolio, while the financial sector accounted for approximately 34% of our total investment portfolio. Of the financial sector investments, over half are guaranteed by the U.S. government. Substantially all of our investments are with A/A2 or better rated securities. If the fair value of our investments in these sectors was to decline by 2%-5%, the fair values of these investments would decline by approximately $37-$93 million.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The impact of foreign currency transaction loss included in determining net income (loss) for fiscal years 2011, 2010 and 2009 was $2.4 million, $0.9 million and $2.0 million, respectively. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future.

We may enter into certain transactions such as forward contracts which are designed to reduce the future potential impact resulting from changes in foreign currency exchange rates. There were no forward exchange contracts outstanding at January 30, 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 30, 2011, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective to provide reasonable assurance.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 30, 2011 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 30, 2011.

The effectiveness of our internal control over financial reporting as of January 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1—Election of Directors" in our 2011 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2011 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2011 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2011 Proxy Statement, which information is hereby incorporated by reference.

Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance—Code of Conduct" in our 2011 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Code" and "Financial Team Code" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com*. The contents of our website are not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporate by reference from the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report" in our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2011 Proxy Statement.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our 2011 Proxy Statement under the caption "Equity Compensation Plan Information," and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons", "Review of Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance—Independence of the Members of the Board of Directors" in our 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of NVIDIA Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 30, 2011 and January 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
March 16, 2011

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	January 30, 2011	January 31, 2010	January 25, 2009
Revenue	$3,543,309	$3,326,445	$3,424,859
Cost of revenue	2,134,219	2,149,522	2,250,590
Gross profit	1,409,090	1,176,923	1,174,269
Operating expenses:			
Research and development	848,830	908,851	855,879
Sales, general and administrative	361,513	367,017	362,222
Restructuring charges and other	—	—	26,868
Legal settlement	(57,000)	—	—
Total operating expenses	1,153,343	1,275,868	1,244,969
Income (loss) from operations	255,747	(98,945)	(70,700)
Interest income	19,057	23,115	42,859
Interest expense	(3,127)	(3,320)	(406)
Other income (expense), net	(508)	(3,144)	(14,707)
Income (loss) before income tax	271,169	(82,294)	(42,954)
Income tax expense (benefit)	18,023	(14,307)	(12,913)
Net income (loss)	$ 253,146	$ (67,987)	$ (30,041)
Basic net income (loss) per share	$ 0.44	$ (0.12)	$ (0.05)
Weighted average shares used in basic per share computation	575,177	549,574	548,126
Diluted net income (loss) per share	$ 0.43	$ (0.12)	$ (0.05)
Weighted average shares used in diluted per share computation	588,684	549,574	548,126

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 30, 2011	January 31, 2010
ASSETS		
Current assets :		
Cash and cash equivalents	$ 665,361	$ 447,221
Marketable securities	1,825,202	1,281,006
Accounts receivable, less allowances of $15,839 and $16,330 in 2011 and 2010, respectively	348,770	374,963
Inventories	345,525	330,674
Prepaid expenses and other	32,636	38,214
Deferred income taxes	9,456	8,752
Total current assets	3,226,950	2,480,830
Property and equipment, net	568,857	571,858
Goodwill	369,844	369,844
Intangible assets, net	288,745	120,458
Deposits and other assets	40,850	42,928
Total assets	$ 4,495,246	$ 3,585,918
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 286,138	$ 344,527
Accrued liabilities and other	656,544	439,851
Total current liabilities	942,682	784,378
Other long-term liabilities	347,713	111,950
Capital lease obligations, long term	23,389	24,450
Commitments and contingencies—see Note 13	—	—
Stockholders' equity:		
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 2,000,000,000 shares authorized; 680,598,737 shares issued and 588,555,701 outstanding in 2011; and 652,391,708 shares issued and 561,465,851 outstanding in 2010	677	653
Additional paid-in capital	2,500,577	2,219,401
Treasury stock, at cost (92,043,036 shares in 2011 and 90,925,857 shares in 2010)	(1,479,392)	(1,463,268)
Accumulated other comprehensive income	10,272	12,172
Retained earnings	2,149,328	1,896,182
Total stockholders' equity	3,181,462	2,665,140
Total liabilities and stockholders' equity	$ 4,495,246	$ 3,585,918

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total Stockholders' Equity
	Outstanding Shares	Amount					
Balances, January 27, 2008	557,102,588	$619	$1,654,681	$(1,039,632)	$ 8,034	$1,994,210	$2,617,912
Comprehensive Income (Loss):							
Unrealized loss, net of $2,054 tax effect	—	—	—	—	(3,920)	—	(3,920)
Reclassification adjustment for net realized gains included in net income, net of $135 tax effect	—	—	—	—	(249)	—	(249)
Net Loss	—	—	—		—	(30,041)	(30,041)
Total Comprehensive Loss							(34,210)
Issuance of common stock from stock plans	10,685,101	10	73,537	—	—	—	73,547
Stock repurchase	(29,326,923)	—	—	(423,636)	—	—	(423,636)
Tax benefit from stock-based compensation	—	—	(2,946)	—	—	—	(2,946)
Stock-based compensation	—	—	163,985	—	—	—	163,985
Balances, January 25, 2009	538,460,766	629	1,889,257	(1,463,268)	3,865	1,964,169	2,394,652
Comprehensive Income (Loss):							
Unrealized gain, net of $484 tax effect	—	—	—	—	9,417	—	9,417
Reclassification adjustment for net realized gains included in net income, net of $598 tax effect	—	—	—	—	(1,110)	—	(1,110)
Net Loss	—	—	—	—	—	(67,987)	(67,987)
Total Comprehensive Loss							(59,680)
Issuance of common stock from stock plans	23,005,124	24	138,005	—	—	—	138,029
Stock repurchase	(39)	—	—	—	—	—	—
Tax benefit from stock-based compensation	—	—	29,891	—	—	—	29,891
Stock-based compensation	—	—	104,588	—	—	—	104,588
Tender offer	—	—	(78,075)	—	—	—	(78,075)
Charges related to stock option purchase-tender offer	—	—	135,735	—	—	—	135,735
Balances, January 31, 2010	561,465,851	653	2,219,401	(1,463,268)	12,172	1,896,182	2,665,140
Comprehensive Income (Loss):							
Unrealized loss, net of $306 tax effect	—	—	—	—	(918)	—	(918)
Reclassification adjustment for net realized gains included in net income, net of $528 tax effect	—	—	—	—	(982)	—	(982)
Net Income	—	—	—	—	—	253,146	253,146
Total Comprehensive Income	—	—	—	—	—	—	251,246
Issuance of common stock from stock plans	28,207,029	24	193,381	—	—	—	193,405
Stock repurchase	(1,117,179)	—	—	(16,124)	—	—	(16,124)
Tax benefit from stock-based compensation	—	—	(14,201)	—	—	—	(14,201)
Stock-based compensation	—	—	101,996	—	—	—	101,996
Balances, January 30, 2011	588,555,701	$677	$2,500,577	$(1,479,392)	$10,272	$2,149,328	$3,181,462

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended		
	January 30, 2011	January 31, 2010	January 25, 2009
Cash flows from operating activities:			
Net income (loss)	$ 253,146	$ (67,987)	$ (30,041)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense related to stock option purchase	—	135,735	—
Stock-based compensation expense	100,353	107,091	162,706
Depreciation and amortization	186,989	196,664	185,023
Impairment charge on investments	—	—	9,891
Deferred income taxes	(2,646)	(21,147)	(23,277)
Payments under patent licensing arrangement	685	(857)	(21,797)
Tax benefit from stock based compensation	(15,316)	(2,034)	(871)
Other	887	3,927	1,059
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	26,341	(56,741)	348,873
Inventories	(14,128)	204,656	(177,295)
Prepaid expenses and other current assets	8,528	1,580	21,528
Deposits and other assets	4,331	3,857	(2,108)
Accounts payable	(69,786)	119,366	(283,207)
Accrued liabilities and other long-term liabilities	196,413	(136,303)	58,876
Net cash provided by operating activities	675,797	487,807	249,360
Cash flows from investing activities:			
Purchases of marketable securities	(1,719,700)	(1,193,948)	(999,953)
Proceeds from sales and maturities of marketable securities	1,170,075	752,434	1,226,646
Purchases of property and equipment and intangible assets	(97,890)	(77,601)	(407,670)
Acquisition of businesses, net of cash and cash equivalents	—	—	(27,948)
Other	(2,163)	(218)	(442)
Net cash used in investing activities	(649,678)	(519,333)	(209,367)
Cash flows from financing activities:			
Payments related to stock option purchase	—	(78,075)	—
Payments related to repurchases of common stock	—	—	(423,636)
Proceeds from issuance of common stock under employee stock plans	177,276	138,029	73,547
Tax benefit from stock based compensation	15,316	2,034	871
Other	(571)	(929)	(56)
Net cash provided by (used in) financing activities	192,021	61,059	(349,274)
Change in cash and cash equivalents	218,140	29,533	(309,281)
Cash and cash equivalents at beginning of period	447,221	417,688	726,969
Cash and cash equivalents at end of period	$ 665,361	$ 447,221	$ 417,688
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ (1,071)	$ 4,217	$ 7,620
Cash paid for interest on capital lease obligations	$ 3,127	$ 3,256	$ —

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
Non-cash activities:			
Change in unrealized gains (losses) from marketable securities	$ (1,899)	$ 8,305	$ (6,360)
Assets acquired by assuming related liabilities	$252,796	$37,830	$47,236
Acquisition of business—goodwill adjustment	$ —	$ —	$ 3,411

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies

Our Company

NVIDIA Corporation invented the graphics processing unit, or GPU, in 1999. Since then, we have strived to set new standards in visual computing with interactive graphics available on devices ranging from tablets and smart phones to notebooks and workstations. Our expertise in programmable GPUs and computer-systems technology has led to breakthroughs in parallel processing which make supercomputing inexpensive and widely accessible. We are strategically investing in three major areas—visual computing, high performance computing and mobile computing. We serve the visual computing market with our consumer GeForce graphics products and professional Quadro graphics products; the high performance computing market with our Tesla computing solutions products; and the mobile computing market with our Tegra system-on-chip products.

We have three financial reporting segments—GPU, Professional Solutions Business, or PSB and Consumer Products Business, or CPB. During fiscal years 2010 and 2009, we operated and reported four major product-line operating segments: the GPU business, the PSB business, the media and communications processor, or MCP, business, and the CPB business. However, during the first quarter of fiscal year 2011, we began reporting internally the results of our former MCP segment along with the results of our GPU segment to reflect the way we manage the GPU business. Comparative periods presented reflect this change.

Our GPU business is comprised primarily of our GeForce discrete and chipset products which support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our CPB is comprised of our Tegra mobile products which support tablets, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our web address is *www.nvidia.com.* The contents of our website are not a part of this Form 10-K.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Fiscal Year

We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal year 2011 was a 52-week year while fiscal year 2010 was 53- week year and 2009 was a 52-week year.

Reclassifications

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S.GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed or determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product, as the level of returns cannot be reasonably estimated.

Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We accrue for 100% of the potential rebates and do not apply a breakage factor. We recognize a liability for these rebates at the later of the date at which we record the related revenue or the date at which we offer the rebate. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense, depending on the nature of the program. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue over the period that services are performed. For all license and service arrangements, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Royalty revenue is recognized related to the distribution or sale of products that use our technologies under license agreements with third parties. We recognize royalty revenue upon receipt a confirmation of earned royalties and when collectability is reasonably assured from the applicable licensee.

Advertising Expenses

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2011, 2010 and 2009 were $9.5 million, $16.3 million and $28.5 million, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred, but not paid.

Product Warranties

We generally offer limited warranty to end-users that ranges from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Stock-based Compensation

We measure stock-based compensation expense at the grant date of the related equity awards, based on the estimated fair value of the awards, and recognize the expense using the straight-line attribution method over the requisite employee service period. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. We calculate the fair value of our employee stock purchase plan using the Black-Scholes model. Our stock based compensation for employee stock purchase plan is expensed using an accelerated amortization model.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S.GAAP. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Foreign Currency Translation

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment, and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant.

The impact of net foreign currency transaction loss included in determining net income (loss) for fiscal years 2011, 2010 and 2009 was $2.4 million, $0.9 million and $2.0 million, respectively.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be indefinitely reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 30, 2011, we had a valuation allowance of $148.0 million related to state and certain foreign deferred tax assets that management determined are not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $565.2 million as of January 30, 2011. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Please refer to Note 14 of these Notes to the Consolidated Financial Statements for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income (loss) per share for periods when their effect is anti-dilutive.

Cash and Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 30, 2011 and January 31, 2010, our cash and cash equivalents were $665.4 million and $447.2 million, respectively, which include $132.6 million and $81.4 million invested in money market funds for fiscal year 2011 and fiscal year 2010, respectively.

Marketable Securities

Marketable securities consist primarily of highly liquid investments with maturities of greater than three months when purchased. We generally classify our marketable securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations.

All of our available-for-sale investments are subject to a periodic impairment review. We record a charge to earnings when a decline in fair value is significantly below cost basis and judged to be other-than-temporary, or have other indicators of impairments. If the fair value of an available-for-sale debt instrument is less than its amortized cost basis, an other-than-temporary impairment is triggered in circumstances where (1) we intend to sell the instrument, (2) it is more likely than not that we will be required to sell the instrument before recovery of its amortized cost basis, or (3) a credit loss exists where we do not expect to recover the entire amortized cost basis of the instrument. If we intend to sell or it is more likely than not that we will be required to sell the available-for-sale debt instrument before recovery of its amortized cost basis, we recognize an other-than-temporary impairment in earnings equal to the entire difference between the debt instruments' amortized cost basis and its fair value. For available-for-sale debt instruments that are considered other-than-temporarily impaired due to the existence of a credit loss, if we do not intend to sell and it is not more likely than not that we will be required to sell the instrument before recovery of its remaining amortized cost basis (amortized cost basis less any current-period credit loss), we separate the amount of the impairment into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings while loss related to all other factors is recorded as other comprehensive income (loss).

We performed an impairment review of our investment portfolio as of January 30, 2011. Based on our impairment review and having considered the guidance of the relevant accounting literature, we did not record any other than temporary impairment charges during fiscal year 2011. We concluded that our investments were appropriately valued and that no additional other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 30, 2011.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 30, 2011 and January 31, 2010. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. Accounts receivable from significant customers, those representing 10% or more of total accounts receivable aggregated approximately 11% of our accounts receivable balance from one customer at January 30, 2011 and approximately 20% of our accounts receivable balance from two customers at January 31, 2010. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory to the lower of cost or estimated market value. Obsolete or unmarketable inventory is completely written off based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and we sell products that we have previously written down, our reported gross margin would be favorably impacted.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets, generally three to five years. The estimated useful lives of our buildings are up to twenty-five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. For the purposes of completing our impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to test goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. Our impairment review process compares the estimated fair value of the reporting unit in which the goodwill resides to its carrying value. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Intangible Assets

Intangible assets primarily represent rights acquired under technology licenses, patents, acquired intellectual property, trademarks and customer relationships. We currently amortize our intangible assets with definitive lives over periods ranging from one to ten years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset or asset group. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Accounting for Asset Retirement Obligations

We account for asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The accounting guidance applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. As of January 30, 2011 and January 31, 2010, our asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California and certain laboratories at our international locations were $9.7 million and $10.6 million, respectively.

Adoption of New Accounting Pronouncements

Variable Interest Entities

During the first quarter of fiscal year 2011, we adopted new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity, or VIE, and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance changes the consolidation rules for VIEs, including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The adoption of this new accounting guidance did not have a material impact on our consolidated financial position, results of operations or financial condition.

Improving Disclosures About Fair Value Measurements

During the first quarter of fiscal year 2011, we adopted new accounting guidance which requires additional disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The adoption of this new accounting guidance impacts only disclosure requirements and did not have an impact on our consolidated financial position, results of operations or financial condition.

Revenue Recognition

In September 2009, the Financial Accounting Standards Board, or FASB, issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In addition, the FASB also issued new accounting guidance related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with "more than incidental" software were required to apply software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are "essential to the functionality" of the tangible product will be excluded from the software revenue recognition guidance. The new guidance includes factors to help companies determine what is "essential to the functionality." Software-enabled products will now be subject to other revenue guidance and will follow the guidance for multiple deliverable arrangements issued by the FASB in September 2009 as described above.

We elected to early adopt this accounting guidance at the beginning of the first quarter of fiscal year 2011 on a prospective basis. We did not have a significant change in units of accounting, allocation methodology, or timing of revenue recognition. As a result, the adoption of these accounting standards did not have a material impact on our consolidated financial position, results of operations or financial condition.

Recently Issued Accounting Pronouncements

During the fiscal year ended January 30, 2011, there was no recent issuance of accounting pronouncements as compared to those described in the Annual Report on Form 10-K for the fiscal year ended January 31, 2010, that are of significance, or have potential material significance to us.

Note 2—Stock Option Purchase

During the three months ended April 26, 2009, we completed a cash tender offer for certain employee stock options. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, were eligible to participate in the tender offer. All eligible options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices equal to or greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

Our consolidated statement of operations for fiscal year 2010 includes stock-based compensation charges related to the stock option purchase (in thousands):

Cost of revenue	$ 11,412
Research and development	90,456
Sales, general and administrative	38,373
Total	$140,241

A total of 28.5 million options were tendered under the offer for an aggregate cash purchase price of $78.1 million, which was paid in exchange for the cancellation of the eligible options. As a result of the tender offer, we incurred a charge of $140.2 million consisting of $124.1 million related to the remaining unamortized stock based compensation expense associated with the unvested portion of the options tendered in the offer, $11.6 million related to stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, plus $4.5 million related to associated payroll taxes, professional fees and other costs.

Note 3—Stock-Based Compensation

We measure stock-based compensation expense at the grant date of the related equity awards, based on the estimated fair value of the awards, and recognize the expense using the straight-line attribution method over the requisite employee service period adjusted for estimated forfeitures. We estimate the fair value of employee stock options on the date of grant using a binomial model and we use the closing trading price of our common stock on the date of grant as the fair value of awards of restricted stock units, or RSUs. We calculate the fair value of our employee stock purchase plan using the Black-Scholes model. Our stock based compensation for our employee stock purchase plan is expensed using an accelerated amortization model.

In addition to the stock-based compensation expense related to our cash tender offer to purchase certain employee stock options as described in Note 2—Stock Option Purchase, our consolidated statements of operations include stock-based compensation expense, net of amounts capitalized as inventory, as follows:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Cost of revenue	$ 8,308	$ 12,050	$ 11,939
Research and development	57,974	61,337	98,007
Sales, general and administrative	34,071	33,704	52,760
Total	$100,353	$107,091	$162,706

As of January 30, 2011 and January 31, 2010, the aggregate amount of unearned stock-based compensation expense related to our equity awards was $147.1 million and $125.3 million, respectively, adjusted for estimated forfeitures. As of January 30, 2011 and January 31, 2010, we expect to recognize the unearned stock-based compensation expense related to stock options over an estimated weighted average amortization period of 1.7 years and 1.8 years, respectively. As of January 30, 2011, and January 31, 2010 we expect to recognize the unearned stock-based compensation expense related to RSUs over an estimated weighted average amortization period of 2.4 years and 2.3 years.

Stock-based compensation capitalized in inventories resulted in a charge of $0.7 million and $2.5 million in cost of revenue during the fiscal years ended January 30, 2011 and January 31, 2010, respectively.

During fiscal years 2011, 2010 and 2009, we granted approximately 5.8 million, 7.7 million and 17.9 million stock options, respectively, with estimated total grant-date fair values of $34.4 million, $44.2 million and $143.6 million, respectively, and weighted average grant-date fair values of $5.89, $5.74 and $8.03 per option, respectively. During fiscal year 2011, we granted approximately 7.1 million RSUs, with estimated total grant-date fair values of $96.7 million and weighted average grant-date fair value of $13.61. During fiscal year 2010 we granted approximately 7.7 million RSUs, with estimated total grant-date fair values of $94.1 million and weighted average grant-date fair value of $12.26.

Of the estimated total grant-date fair value, we estimated that the stock-based compensation expense related to the equity awards that are not expected to vest for fiscal years 2011, 2010 and 2009 was $23.5 million, $25.7 million and $23.8 million, respectively.

Valuation Assumptions

We utilize a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. We have determined that the use of implied volatility is expected to be reflective of market conditions and, therefore, can be expected to be a reasonable indicator of our expected volatility. We also segregate options into groups of employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a reasonable estimate of the fair value of our employee stock options. For our employee stock purchase plan we continue to use the Black-Scholes model.

We estimate forfeitures at the time of grant and revise the estimates of forfeiture, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The fair value of stock options granted under our stock option plans and shares issued under our employee stock purchase plan have been estimated at the date of grant with the following assumptions:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
	(Using a binomial model)		
Stock Options			
Weighted average expected life of stock options (in years)	3.1 - 6.7	3.7 - 5.8	3.6 - 5.8
Risk free interest rate	1.5% - 3.3%	1.8% - 2.9%	1.7% - 3.7%
Volatility	42% - 53%	45% - 72%	52% - 105%
Dividend yield	—	—	—

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
	(Using the Black-Scholes model)		
Employee Stock Purchase Plan			
Weighted average expected life of stock options (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk free interest rate	0.2% - 0.8%	0.2% - 1.0%	1.6% - 2.4%
Volatility	45% - 47%	53% - 73%	62% - 68%
Dividend yield	—	—	—

Equity Incentive Program

We consider equity compensation to be long-term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. In March 2009, we introduced RSUs as a form of equity compensation to all employees. Currently, we grant stock options and RSUs under our equity incentive plans. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

2007 Equity Incentive Plan

At the Annual Meeting of Stockholders held on June 21, 2007, our stockholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, restricted stock unit, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. The 2007 Plan succeeds our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans. All options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted. Up to 101,845,177 shares, which due to the subsequent stock split now totals 152,767,766 shares, of our common stock may be issued pursuant to stock awards granted under the 2007 Plan or the Prior Plans. Currently, we grant stock options and RSUs under our equity incentive plans. As of January 30, 2011, 33,732,068 shares were available for future issuance under the 2007 Plan.

Options granted to new employees that started before the beginning of fiscal year 2010 generally vest ratably quarterly over a three-year period. In addition, options granted prior to the beginning of fiscal year 2010 to existing employees in recognition of performance generally vest as to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in equal quarterly installments over a nine month period. Options granted to new employees and to existing employees in recognition of performance with a vesting commencement date in fiscal year 2010 generally vest as to 33.36% of the shares one year after the date of grant and as to the remaining 66.64% of the shares subject to the option in equal quarterly installments over the remaining period. Options granted under the 2007 Plan generally expire six years from the date of grant.

In general, RSUs are subject to the recipient's continuing service to NVIDIA. RSUs with a vesting commencement date in fiscal year 2010 vest over three years at the rate of 33.36% on pre-determined dates that are close to the anniversary of the grant date and vest ratably on a semi-annual basis thereafter.

Unless terminated sooner, the 2007 Plan is scheduled to terminate on April 23, 2017. Our Board may suspend or terminate the 2007 Plan at any time. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated. The Board may also amend the 2007 Plan at any time. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer was converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option was similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant. Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

1998 Employee Stock Purchase Plan

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal year 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares which, due to subsequent stock-splits, is now 78,000,0000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal year 2006. There are a total of 78,000,000 shares authorized for issuance. At January 30, 2011, 46,002,673 shares had been issued under the Purchase Plan and 31,997,327 shares were available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of six months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal years 2011, 2010 and 2009, employees purchased approximately 6.7 million, 5.9 million, and 3.0 million shares, respectively, with weighted-average prices of $6.59, $6.76, and $12.79 per share, respectively, and grant-date fair values of $4.06, $4.60 and $5.90 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following summarizes the stock option and RSU transactions under our equity incentive plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value [1]
Stock Options:					
Balances, January 27, 2008	44,044,004	90,581,073	$13.18		
Authorized	—	—	—		
Granted	(17,888,695)	17,888,695	$ 8.03		
Exercised	—	(7,670,038)	$ 3.14		
Cancelled	3,345,450	(3,345,450)	$ 7.66		
Balances, January 25, 2009	29,500,759	97,454,280	$13.83		
Authorized	—	—	—		
Granted	(7,701,396)	7,701,396	$ 11.5		
Exercised	—	(17,099,663)	$ 5.74		
Cancelled	1,175,541	(1,175,541)	$12.90		
Cancellations related to stock options purchase [2]	28,532,050	(28,532,050)	$23.35		
Balances, January 31, 2010	51,506,954	58,348,422	$11.30		
Authorized	—	—	—		
Granted	(5,818,966)	5,818,966	$13.79		
Exercised	—	(18,287,483)	$ 8.16		
Cancelled	1,878,447	(1,878,447)	$12.56		
Balances, January 30, 2011	47,566,435	44,001,458	$12.88	2.91	$490,941,491
Exercisable at January 30, 2011		29,016,290	$12.85	1.71	$326,752,839
Vested and Expected to Vest after January 30, 2011		41,511,160	$12.89	2.77	$463,094,795

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 30, 2011, based on the $23.76 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 30, 2011 was 42.7 million shares and 27.8 million shares, respectively.

(2) Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

The total intrinsic value of options exercised was $139.1 million, $140.3 million and $84.9 million for fiscal years 2011, 2010 and 2009, respectively. The total fair value of options vested was $60.7 million, $37.0 million and $117.0 million for fiscal years 2011, 2010 and 2009, respectively.

	RSUs	Weighted Average Grant-date fair value	Weighted Average Remaining Contractual Life
Restricted Stock Units:			
Balances, January 25, 2009	—	—	
Awarded	7,672,899	$12.26	
Vested	(2,400)	$12.40	
Forfeited	(181,987)	$11.37	
Balances, January 31, 2010	7,488,512	$12.28	
Awarded	7,104,693	$13.61	
Vested	(3,215,633)	$11.74	
Forfeited	(765,658)	$13.76	
Balances, January 30, 2011	10,611,914	$13.23	
Expected to Vest after January 30, 2011	8,593,484	$13.24	1.96

Note 4—Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016.

Accounting for the Agreement

The License Agreement between NVIDIA and Intel includes multiple elements. As a result, we determined each element of the License Agreement, their fair value and when they should be recognized. We allocated the total consideration, comprising of the cash payments from Intel and the estimated fair value of the license we received from Intel, to the legal settlement and the license to Intel based on the estimated relative fair value of these elements as follows:

	(in thousands)
Legal settlement	$ 57,000
License to Intel	1,583,000
License from Intel	(140,000)
Total cash consideration	$1,500,000

The elements of the License Agreement are accounted for as follows:

1. *Legal settlement*: In connection with the License Agreement, both parties agreed to settle all outstanding legal disputes. The fair value allocated to the settlement of $57.0 million was recorded in the fourth quarter of fiscal year 2011, as a benefit to operating expense.
2. *License to Intel:* We will recognize $1,583.0 million in total, or $66.0 million per quarter, as revenue over the term of the agreement of six years, the period over which Intel will have access to newly filed NVIDIA patents. We will commence recognition of the license revenue in April 2011 when our performance obligation under the agreement begins. Consideration received in advance of the performance period will be classified as deferred revenue.
3. *License from Intel*: We recognized $140.0 million as an intangible asset upon execution of the agreement. Amortization of $5.0 million per quarter will be charged to cost of sales over the seven year estimated useful life of the technology beginning in April 2011.

Fair Value Determination

In determining the estimated fair value of the elements of the License Agreement, we assumed the highest and best use of each element from a market participant perspective. The inputs and assumptions used in our valuation included projected revenue, royalty rates, discount rates, useful lives and income tax rates, among others. The development of a number of these inputs and assumptions in the model required a significant amount of management judgment and is based upon a number of factors, including the selection of industry comparables, royalty rates, market growth rates and other relevant factors. Changes in any number of these assumptions may have had a substantial impact on the estimated fair value of each element. These inputs and assumptions represent management's best estimate at the time of the transaction.

Note 5—Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
	(In thousands, except per share data)		
Numerator:			
Net income (loss)	$253,146	$ (67,987)	$ (30,041)
Denominator:			
Denominator for basic net income (loss) per share, weighted average shares	575,177	549,574	548,126
Effect of dilutive securities:			
Equity Awards outstanding	13,507	—	—
Denominator for diluted net income (loss) per share, weighted average shares	588,684	549,574	548,126
Net income (loss) per share:			
Basic net income (loss) per share	$ 0.44	$ (0.12)	$ (0.05)
Diluted net income (loss) per share	$ 0.43	$ (0.12)	$ (0.05)

Diluted net income per share for 2011 did not include the effect of anti-dilutive common equivalent shares from 24.6 million outstanding stock options and RSUs, respectively. All of our outstanding stock options were anti-dilutive during fiscal year 2010 and 2009 and excluded from the computation of diluted earnings per share due to the net loss for fiscal years 2010 and 2009.

Note 6—Restructuring Charges and Other

In September 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. The remaining accrual of $0.2 million as of January 25, 2009 relates to severance and benefits payments, which was paid by the third quarter of fiscal year 2010.

Restructuring and other expenses for fiscal year 2009 also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold.

Note 7—3dfx

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or the APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserted claims for, among other things, successor liability and fraudulent transfer and sought additional payments from us. In early November 2005, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement.

The conditional settlement reached in November 2005 never progressed through the confirmation process and the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please refer to Note12 of the Notes to the Consolidated Financial Statements for further discussion regarding this litigation.

	Fair Market Value	Straight-Line Amortization Period
	(In thousands)	(Years)
Property and equipment	$ 2,433	1-2
Trademarks	11,310	5
Goodwill	85,418	—
Total	$99,161	

Note 8—Goodwill

The carrying amount of goodwill is as follows:

	January 30, 2011	January 31, 2010
	(In thousands)	
PortalPlayer	$104,896	$104,896
3dfx	75,326	75,326
Mental Images	59,252	59,252
MediaQ	35,167	35,167
ULi	31,115	31,115
Hybrid Graphics	27,906	27,906
Ageia	19,198	19,198
Other	16,984	16,984
Total goodwill	$369,844	$369,844

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2011 and concluded that there was no impairment. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables.

The amount of goodwill allocated to our graphics processing unit, or GPU, business, the professional solutions business, or PSB, and the consumer products business, or CPB segments as of January 30, 2011 and January 31, 2010 was $133.1 million, $95.1 million and $141.6 million, respectively. Please refer to Note17 of the Notes to the Consolidated Financial Statements for further discussion regarding segments.

Note 9—Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	January 30, 2011				January 31, 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(In thousands)			(In years)	(In thousands)			(In years)
Technology licenses	$320,477	$ (62,791)	$257,686	7.6	$135,112	$ (48,337)	$ 86,775	6.3
Acquired intellectual property	76,264	(61,175)	15,089	3.8	75,339	(49,838)	25,501	3.8
Patents	31,278	(15,308)	15,970	5.3	19,347	(11,165)	8,182	5.3
Total intangible assets	$428,019	$(139,274)	$288,745		$229,798	$(109,340)	$120,458	

Amortization expense associated with intangible assets for fiscal years 2011, 2010 and 2009 was $30.0 million, $31.9 million and $32.6 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 30, 2011 is estimated to be $53.8 million in fiscal year 2012, $46.6 million in fiscal year 2013, $42.1 million in fiscal year 2014, $42.0 million in fiscal year 2015, $39.9 million in fiscal year 2016 and $64.3 million in fiscal years subsequent to fiscal year 2016 until fully amortized.

Note 10—Marketable Securities

All of the cash equivalents and marketable securities are classified as "available-for-sale" securities. Investments in both fixed rate instruments and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

The following is a summary of cash equivalents and marketable securities at January 30, 2011 and January 31, 2010:

	January 30, 2011			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Debt securities of United States government agencies	$ 531,789	$ 1,034	$(226)	$ 532,597
Corporate debt securities	925,226	3,354	(208)	928,372
Mortgage backed securities issued by United States government-sponsored enterprises	140,844	4,599	(21)	145,422
Money market funds	132,586	—	—	132,586
Debt securities issued by United States Treasury	435,091	1,939	(18)	437,012
Total	$2,165,536	$10,926	$(473)	$2,175,989
Classified as:				
Cash equivalents				$ 350,787
Marketable securities				1,825,202
Total				$2,175,989

	January 31, 2010			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Debt securities of United States government agencies	$ 492,628	$ 3,606	$ (29)	$ 496,205
Corporate debt securities	514,200	4,064	(44)	518,220
Mortgage backed securities issued by United States government-sponsored enterprises	162,693	3,674	(13)	166,353
Money market funds	94,340	—	—	94,340
Debt securities issued by United States Treasury	316,520	1,318	—	317,838
Asset-backed securities	17	—	—	17
Total	$1,580,397	$12,662	$ (86)	$1,592,973
Classified as:				
Cash equivalents				$ 311,967
Marketable securities				1,281,006
Total				$1,592,973

The following table provides the breakdown of the investments with unrealized losses at January 30, 2011:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate debt securities	$ 467,672	$ (11)	$460,700	$(197)	$ 928,372	$(208)
Mortgage backed securities issued by United States government-sponsored enterprises	8,371	—	137,051	(21)	145,422	(21)
Debt securities of United States Treasury	232,007	—	205,005	(18)	437,012	(18)
Debt securities issued by United States government agencies	338,096	(77)	194,501	(149)	532,597	(226)
Total	$1,046,146	$ (88)	$997,257	$(385)	$2,043,403	$(473)

We performed an impairment review of our investment portfolio as of January 30, 2011. Factors considered included general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment was other than temporarily impaired. Based on our quarterly impairment review and having considered the guidance in the relevant accounting literature, we did not record any other-than-temporary impairment charges during fiscal year 2011. We concluded that our investments were appropriately valued and that no other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 30, 2011.

As of January 30, 2011, we had 9 investments that were in an unrealized loss position with total unrealized losses amounting to $0.09 million and with a duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 30, 2011 are temporary in nature. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity.

Net realized gains, excluding any impairment charges, were $1.5 million, $1.8 million and $2.1 million for fiscal year 2011 2010, and 2009 respectively. As of January 30, 2011, we had a net unrealized gain of $10.5 million, which was comprised of gross unrealized gains of $11.0 million, offset by $0.5 million of gross unrealized losses. As of January 31, 2010, we had a net unrealized gain of $12.6 million, which was comprised of gross unrealized gains of $12.7 million, offset by $0.1 million of gross unrealized losses

The amortized cost and estimated fair value of cash equivalents and marketable securities which are primarily debt instruments are classified as available-for-sale at January 30, 2011 and January 31, 2010 and are shown below by contractual maturity.

	January 30, 2011		January 31, 2010	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Less than one year	$1,176,046	$1,178,733	$ 785,642	$ 788,825
Due in 1 - 5 years	899,993	904,926	729,885	738,124
Mortgage-backed securities issued by government-sponsored enterprises not due at a single maturity date	89,497	92,330	64,870	66,024
Total	$2,165,536	$2,175,989	$1,580,397	$1,592,973

Note 11—Balance Sheet Components

Certain balance sheet components are as follows:

	January 30, 2011	January 31, 2010
	(In thousands)	
Inventories:		
Raw materials	$ 67,880	$ 76,935
Work in-process	72,698	67,502
Finished goods	204,947	186,237
Total inventories	$345,525	$330,674

	January 30, 2011	January 31, 2010	Estimated Useful Life
	(In thousands)		(Years)
Property and Equipment:			
Land	$ 217,372	$ 217,372	(A)
Building	29,326	29,223	3 - 25
Test equipment	293,807	261,172	3
Software and licenses	306,699	232,785	3 - 5
Leasehold improvements	146,508	143,649	(B)
Computer equipment	132,896	139,482	3
Office furniture and equipment	36,239	34,091	5
Capital leases	26,618	26,618	(C)
Construction in process	4,474	4,091	(D)
	1,193,939	1,088,483	
Accumulated depreciation and amortization	(625,082)	(516,625)	
Total property and equipment, net	$ 568,857	$ 571,858	

(A) Land is a non-depreciable asset.

(B) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Capital leases are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(D) Construction in process represents assets that are not in service as of the balance sheet date.

Depreciation expense for fiscal years 2011, 2010 and 2009 was $157.0 million, $164.8 million and $152.4 million, respectively.

	January 30, 2011	January 31, 2010
	(In thousands)	
Prepaid Expenses and Other		
Prepaid maintenance	$12,165	$15,153
Prepaid insurance	3,512	5,389
Prepaid taxes	1,364	3,574
Prepaid rent	3,599	3,352
Other	11,996	10,746
Total prepaid expenses and other	$32,636	$38,214

	January 30, 2011	January 31, 2010
	(In thousands)	
Deposits and Other Assets		
Prepaid maintenance, long term	$21,239	$15,432
Lease deposits	7,003	10,611
Investment in non-affiliates	8,792	6,630
Other	3,816	10,255
Total deposits and other assets	$40,850	$42,928

	January 30, 2011	January 31, 2010
	(In thousands)	
Accrued Liabilities:		
Accrued customer programs (1)	$171,163	$212,107
Warranty accrual (2)	107,897	92,655
Accrued payroll and related expenses	71,915	54,915
Accrued legal settlement (3)	30,600	30,600
Deferred rent	3,268	10,245
Deferred revenue	245,596	9,379
Taxes payable, short term	4,576	1,784
Other	21,529	28,166
Total accrued liabilities and other	$656,544	$439,851

(1) Please refer to Note 1 of the Notes to these Consolidated Financial Statements for discussion regarding the nature of accrued customer programs and their accounting treatment related to our revenue recognition policies and estimates.

(2) Please refer to Note 12 of the Notes to these Consolidated Financial Statements for discussion regarding the warranty accrual.

(3) Please refer to Note 13 of the Notes to these Consolidated Financial Statements for discussion regarding the 3dfx litigation.

	January 30, 2011	January 31, 2010
	(In thousands)	
Other Long Term Liabilities:		
Deferred income tax liability	$ 46,129	$ 17,739
Income tax payable	57,590	53,397
Asset retirement obligations	9,694	10,638
Deferred revenue from Intel Cross License Agreement [1]	163,000	—
Other	71,300	30,176
Total other long-term liabilities	$347,713	$111,950

(1) Please refer to Note 4 of the Notes to these Consolidated Financial Statements for discussion regarding our revenue recognition under this agreement.

Note 12—Guarantees

U.S. GAAP, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, U.S. GAAP requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field, which could cause our revenue to decline. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

During the second quarter of fiscal year 2011, we recorded an additional charge to cover the estimated remaining customer warranty, repair, return, replacement and other costs arising from a weak die/packaging material set in certain versions of our previous generation media and communications processor, or MCP, and graphics processing unit, or GPU, products used in notebook configurations. The net charge amounted to $193.9 million, of which $181.2 million was charged against cost of revenue. The extra remediation costs are primarily due to additional platforms from late failing systems that we had not previously considered to be at risk. Included in the charge are the estimated costs of implementing a settlement reached during the second quarter of fiscal year 2011 with the plaintiffs of a putative consumer class action lawsuit related to this same matter and another related estimated consumer class action settlement. As a result of this settlement, the other estimated settlement, and offsetting insurance reimbursements, we recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. Together with the $282.0 million net charge we had previously recorded for related estimated costs, this brings the total cumulative net charge to $475.9 million, of which $466.4 million has been charged against cost of revenue and the remainder has been charged to sales, general and administrative.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these products are failing in the field at higher than normal rates. Testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors for these failures. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted products that fail, and their other efforts to mitigate the consequences of these failures. The weak die/packaging material combination is not used in any of our products that are currently in production.

In September, October and November 2008, several putative securities class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 13 of these Notes to the Consolidated Financial Statements for further information regarding this litigation and the settlement.

Accrual for estimated product returns and product warranty liabilities

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Additionally, we accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. The estimated product returns and estimated product warranty liabilities for fiscal years 2011, 2010 and 2009 are as follows:

	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Balance at beginning of period	$ 92,655	$ 150,631	$ 5,708
Additions [1]	194,108	170,715	202,698
Deductions [2]	(178,867)	(228,691)	(57,775)
Balance at end of period	$ 107,896	$ 92,655	$150,631

(1) Includes $186.2 million, $164.5 million and $196.0 million for fiscal years 2011, 2010 and 2009, respectively, for incremental repair and replacement costs from a weak die/packaging material set.

(2) Includes $149.8 million, $196.0 million and $37.5 million for fiscal years 2011, 2010 and 2009, respectively, in payments related to the warranty accrual associated with incremental repair and replacement costs from a weak die/packaging material set.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our Consolidated Financial Statements for such indemnifications.

Note 13—Financial Arrangements, Commitments and Contingencies

Inventory Purchase Obligations

At January 30, 2011 and January 31, 2010, we had outstanding inventory purchase obligations totaling $546.4 million and $462.0 million, respectively.

Capital Purchase Obligations

At January 30, 2011 and January 31, 2010, we had outstanding capital purchase obligations totaling $31.8 million and $25.2 million, respectively.

Lease Obligations

Our headquarters complex is located in Santa Clara, California and includes eight buildings that are leased properties. The lease agreements for four of the eight leased properties expire in fiscal year 2020 and include four five-year renewals at our option; one leased property expires in fiscal year 2013 with an option to extend for one year; one leased property expires in fiscal year 2012 with an option to extend for three years; one lease property expires in fiscal year 2020 with two five year renewals at our option and the remaining leased building expires in fiscal year 2015 with an option to extend for three years. Future minimum lease payments related to headquarter operating leases total $121.4 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal year 2018. Future minimum lease payments under our non-cancelable operating leases as of January 30, 2011, are as follows:

	Future Minimum Lease Obligations
	(In thousands)
Year ending January:	
2012	$ 46,329
2013	27,898
2014	23,071
2015	18,949
2016	15,166
2017 and thereafter	45,753
Total	$177,166

Rent expense for the years ended January 30, 2011, January 31, 2010 and January 25, 2009 was $40.7 million, $46.2 million and $43.0 million, respectively.

Capital lease reflect building and office equipment lease obligations. The building lease relates to our data center in Santa Clara, California. Future minimum lease payments under the building capital lease total $39.5 million over the remaining lease term, including predetermined rent escalations, and are included in the future minimum lease payment schedule below:

	Future Capital Lease Obligations
	(In thousands)
Year ending January:	
2012	$ 4,654
2013	4,788
2014	4,926
2015	4,852
2016	4,997
2017 and thereafter	15,909
Total	$40,126
Present Value of minimum lease payments	$25,063
Current portion	$ 1,674
Long term portion	$23,389

Litigation

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate. As of the date of the filing of this Annual Report on Form 10-K, the two landlord cases have been settled with payments from the landlords to NVIDIA, and the equity security holders lawsuit was dismissed with prejudice and no appeal was filed. Accordingly, only the bankruptcy trustee suit remains outstanding as more fully explained below.

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served a complaint on NVIDIA asserting claims for, among other things, successor liability and fraudulent transfer and seeking additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and therefore was responsible for all of 3dfx's unpaid liabilities.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions; (3) what is the fair market value of the "property" identified in answer to question (2); and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property. The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court.

The District Court's hearing on the Trustee's appeal was held on June 10, 2009. On December 20, 2010, the District Court issued an Order affirming the Bankruptcy Court's entry of summary judgment in NVIDIA's favor. On January 19, 2011, the Trustee filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending on appeal. Accordingly, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case.

Rambus Inc.

On July 10, 2008, Rambus filed suit against NVIDIA, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have been consolidated into a single proceeding in the San Francisco division of the Northern District of California. On April 13, 2009, the Court issued an order staying motion practice and allowing only certain document discovery to proceed. On February 11, 2011, the Court lifted the stay and ordered that discovery on other issues may now proceed. A case management conference is currently scheduled for June 3, 2011.

On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement of nine Rambus patents against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. Rambus has subsequently withdrawn four of the nine patents at issue. The complaint sought an exclusion order barring the importation of products that allegedly infringe the now five Rambus patents. The ITC instituted the investigation and a hearing was held on October 13-20, 2009. The Administrative Law Judge issued an Initial Determination on January 22, 2010, which found the asserted claims of two patents in one patent family infringed but invalid, and the asserted claims of three patents in a separate patent family, valid, infringed and enforceable. This decision was reviewed by the ITC. The ITC issued a Final Decision on July 26, 2010. In its Final Decision, the ITC found that NVIDIA infringed three related patents and issued a limited exclusion order prohibiting import of certain NVIDIA products. NVIDIA is appealing certain aspects of the ruling that were unfavorable to NVIDIA. Rambus is also appealing certain aspects of the ruling that were unfavorable to Rambus.

NVIDIA also sought reexamination of the patents asserted in the ITC, as well as other patents, in the United States Patent and Trademark Office, or USPTO. Proceedings are underway with respect to all challenged patents. With respect to the claims asserted in the ITC, the USPTO has issued a preliminary ruling invalidating many of the claims. The USPTO has issued "Right to Appeal Notices" for the three patents found by the administrative law judge to be valid, enforceable and infringed. In the Right to Appeal Notices, the USPTO Examiner has cancelled all asserted claims of one of the patents and allowed the asserted claims on the other two patents. Rambus and NVIDIA are both seeking review of the USPTO Examiner's adverse findings. NVIDIA intends to pursue its offensive and defensive cases vigorously in both actions.

Rambus has also been subject to an investigation in the European Union. NVIDIA was not a party to that investigation, but has recently sought to intervene in the appeal of the investigation. As a result of Rambus' commitments to resolve that investigation, for a period of five years from the date of the resolution, Rambus must now provide a license to memory controller manufacturers, sellers and/or companies that integrate memory controllers into other products. The license terms are set forth in a license made available on Rambus' website, or the Required Rambus License. On August 12, 2010, we entered into the Required Rambus License. Pursuant to the agreement, Rambus charges a royalty of (i) one percent of the net sales price per unit for certain memory controllers and (ii) two percent of the net sales price per unit for certain other memory controllers, provided that the maximum average net sales price per unit for these royalty bearing products shall be deemed not to exceed a maximum of $20. The agreement has a term until December 9, 2014. However, NVIDIA may terminate the agreement on or after August 12, 2011 with thirty 30 days prior written notice to Rambus.

On December 1, 2010, Rambus filed a new lawsuit against NVIDIA and several other companies alleging six claims for patent infringement. This lawsuit is pending in the Northern District of California and seeks damages, enhanced damages and injunctive relief. On the same day, Rambus filed a complaint with the ITC alleging that NVIDIA and several other companies violated 19 U.S.C. Section 1337 based on a claim of patent infringement of three Rambus patents. Rambus seeks exclusion of certain NVIDIA products from importation into the United States. The Northern District of California has stayed the case pending resolution of the ITC investigation. The asserted patents are related to each other, and the three patents in the ITC complaint are also at issue in the lawsuit pending in the Northern District of California. Many of the patents at issue in the new lawsuits are also being challenged in Rambus' other disputes with NVIDIA. NVIDIA intends to vigorously defend these new lawsuits.

Product Defect Litigation and Securities Cases

Product Defect Litigation

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation products used in notebook configurations. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled Nakash v. NVIDIA Corp., Feinstein v. NVIDIA Corp., Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard, Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard, Sielicki v. NVIDIA Corp. and Dell, Inc., Cormier v. NVIDIA Corp., National Business Officers Association, Inc. v. NVIDIA Corp., and West v. NVIDIA Corp. The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. On April 10, 2009, the District Court appointed Milberg LLP lead counsel. On May 6, 2009, the plaintiffs filed an Amended Consolidated Complaint, alleging claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of the Implied Warranty of Merchantability under the laws of 27 other states, Breach of Warranty under the Magnuson-Moss Warranty Act, Unjust Enrichment, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act.

On August 19, 2009, we filed a motion to dismiss the Amended Consolidated Complaint, and the Court heard arguments on that motion on October 19, 2009. On November 19, 2009, the Court issued an order dismissing with prejudice plaintiffs causes of action for Breach of the Implied Warranty under the laws of 27 other states and unjust enrichment, dismissing with leave to amend plaintiffs' causes of action for Breach of Implied Warranty under California Civil Code Section 1792 and Breach of Warranty under the Magnuson-Moss Warranty Act, and denying NVIDIA's motion to dismiss as to the other causes of action. The Court gave plaintiffs until December 14, 2009 to file an amended complaint. On December 14, 2009, plaintiffs filed a Second Amended Consolidated Complaint, asserting claims for violations of California Business and Professions Code Section 17200, Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, violations of the New Jersey Consumer Fraud Act, Strict Liability and Negligence, and violation of California's Consumer Legal Remedies Act. The Second Amended Complaint seeks unspecified damages. On January 19, 2010, we filed a motion to dismiss the Breach of Implied Warranty under California Civil Code Section 1792, Breach of Warranty under the Magnuson-Moss Warranty Act, and California's Consumer Legal Remedies Act claims in the Second Amended Consolidated Complaint. In addition, on April 1, 2010, Plaintiffs filed a motion to certify a class consisting of all people who purchased computers containing certain of our MCP and GPU products. On May 3, 2010, we filed an opposition to Plaintiffs' motion for class certification. A hearing on both motions was held on June 14, 2010. On July 16, 2010, the parties filed a stipulation with the District Court advising that, following mediation they had reached a settlement in principle in

The NVIDIA GPU Litigation. The settlement in principle was subject to certain approvals, including final approval by the court. As a result of the settlement in principle, and the other estimated settlement, and offsetting insurance reimbursements, NVIDIA recorded a net charge of $12.7 million to sales, general and administrative expense during the second quarter of fiscal year 2011. In addition, a portion of the $181.2 million of additional charges we recorded against cost of revenue related to the weak die/packaging set during the second quarter of fiscal year 2011, relates to estimated additional repair and replacement costs related to the implementation of these settlements. On August 12, 2010, the parties executed a Stipulation and Agreement of Settlement and Release. On September 15, 2010, the Court issued an order granting preliminary approval of the settlement and providing for notice to the potential class members. The Final Approval Hearing was held on December 20, 2010, and on that same day the Court approved the settlement and entered Final Judgment over several objections. In January 2011, several objectors filed Notices of Appeal of the Final Judgment to the United States Court of Appeals for the Ninth Circuit.

On February 28, 2011, a group of purported class members filed a motion with the District Court purporting to seek enforcement of the settlement. The Motion claimed that NVIDIA was not properly complying with its obligations under the settlement in connection with the remedies provided to purchasers of Hewlett-Packard computers included in the settlement. On March 4, 2011, NVIDIA and Class Counsel at Milberg LLP filed oppositions to the Motion. A hearing is scheduled for March 28, 2011.

Securities Cases

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Exchange Act. On October 30, 2008, the Actions were consolidated under the caption In re NVIDIA Corporation Securities Litigation, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. On November 5, 2009, the Court of Appeals issued an opinion reversing the District Court's appointment of one of the lead plaintiffs' counsel, and remanding the matter for further proceedings. On December 8, 2009, the District Court appointed Milberg LLP and Kahn Swick & Foti, LLC as co-lead counsel. On January 22, 2010, Plaintiffs filed a Consolidated Amended Class Action Complaint for Violations of the Federal Securities Laws, asserting claims for violations of Section 10(b), Rule 10b-5, and Section 20(a) of the Exchange Act. The consolidated complaint sought unspecified compensatory damages. We filed a motion to dismiss the consolidated complaint in March 2010 and a hearing was held on June 24, 2010 before Judge Seeborg. On October 19, 2010, Judge Seeborg granted our motion to dismiss with leave to amend. On December 2, 2010, co-Lead Plaintiffs filed a Second Consolidated Amended Complaint and NVIDIA filed a motion to dimiss on February 14, 2011.

Intel Corporation

Litigation

On February 17, 2009, Intel filed suit against NVIDIA, seeking declaratory and injunctive relief relating to a license agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel sought

Form 10-K

an order from the Court declaring that the license does not extend to certain NVIDIA chipset products and enjoining NVIDIA from stating that it has license rights for these products. The lawsuit sought no damages from NVIDIA.

On March 23, 2009, NVIDIA filed its answer to Intel's complaint and also asserted counterclaims for declaratory relief, injunctive relief, breach of contract and breach of the implied covenant of good faith and fair dealing. NVIDIA's counterclaims sought an order declaring that NVIDIA has the right to sell certain chipset products with Intel's processors under the 2004 license agreement, and enjoining Intel from interfering with our license rights. In addition, the counterclaims sought a finding that Intel had materially breached its obligations under a prior license agreement, and requested various remedies for that breach, including termination of Intel's cross licensing rights and damages. On April 16, 2009, Intel filed its answer to our counterclaims.

As described below, on January 10, 2011, NVIDIA and Intel entered into a patent cross license agreement. Pursuant to this patent cross license agreement, NVIDIA and Intel also agreed to dismiss the Delaware litigation, and each party gave the other a general release for all claims that it might have against the other, known or unknown, based on the actions of either party on or before the date of the settlement. By stipulation of the parties, the Delaware Chancery Court dismissed the lawsuit with prejudice on January 12, 2011.

Patent Cross License Agreement

On January 10, 2011, we entered into a new six-year patent cross licensing agreement, or the License Agreement, with Intel. Under the License Agreement, Intel has granted to NVIDIA and its qualified subsidiaries, and NVIDIA has granted to Intel and Intel's qualified subsidiaries, a non-exclusive, non-transferable, worldwide license, without the right to sublicense to all patents that are either owned or controlled by the parties at any time that have a first filing date on or before March 31, 2017, to make, have made (subject to certain limitations), use, sell, offer to sell, import and otherwise dispose of certain semiconductor- and electronic-related products anywhere in the world. NVIDIA's rights to Intel's patents have certain specified limitations, including but not limited to, NVIDIA was not granted a license to: (1) certain microprocessors, defined in the License Agreement as "Intel Processors" or "Intel Compatible Processors;" (2) certain chipsets that connect to Intel Processors; or (3) certain flash memory products. In connection with the License Agreement, NVIDIA and Intel mutually agreed to settle all outstanding legal disputes. Under the License Agreement, Intel will pay NVIDIA an aggregate amount of $1.5 billion, payable in annual installments, as follows: a $300 million payment on each of January 18, 2011, January 13, 2012 and January 15, 2013 and a $200 million payment on each of January 15, 2014, 2015 and 2016.

Accounting for loss contingencies

While there can be no assurance of favorable outcomes, we believe the claims made by other parties in the above ongoing matters are without merit and we intend to vigorously defend the actions. With the exception of the 3dfx and product defect litigation cases, we have not recorded any accrual for contingent liabilities associated with the legal proceedings described above based on our belief that liabilities, while possible, are not probable. Further, any possible range of loss in these matters cannot be reasonably estimated at this time. We are engaged in other legal actions not described above arising in the ordinary course of its business and, while there can be no assurance of favorable outcomes, we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Note 14—Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Current income taxes:			
Federal	$ 141	$ 177	$ (31)
State	(511)	438	133
Foreign	6,827	6,966	8,923
Total current	6,457	7,581	9,025
Deferred taxes:			
Federal	(3,063)	(22,013)	(21,348)
State	—	—	—
Foreign	417	866	(1,929)
Total deferred	(2,646)	(21,147)	(23,277)
Charge in lieu of taxes attributable to employer stock option plans	14,212	(741)	1,339
Income tax expense (benefit)	$18,023	$(14,307)	$(12,913)

Income (loss) before income taxes consists of the following:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Domestic	$ 82,531	$(105,793)	$(135,149)
Foreign	188,638	23,499	92,195
	$271,169	$ (82,294)	$ (42,954)

The income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes as follows:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Tax expense computed at federal statutory rate	$ 94,909	$(28,803)	$(15,034)
State income taxes, net of federal tax effect	(391)	(196)	957
Foreign tax rate differential	(49,585)	26,902	18,875
Research tax credit	(28,729)	(22,270)	(22,766)
Stock-based compensation	1,668	10,114	5,342
Other	151	(54)	(287)
Income tax expense (benefit)	$ 18,023	$(14,307)	$(12,913)

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 30, 2011	January 31, 2010
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 40,128	$ 33,955
Accruals and reserves, not currently deductible for tax purposes	14,997	14,027
Property, equipment and intangible assets	39,765	35,282
Research and other tax credit carryforwards	255,111	193,528
Stock-based compensation	37,701	40,202
Gross deferred tax assets	387,702	316,994
Less: valuation allowance	(148,016)	(113,442)
Total deferred tax assets	239,686	203,552
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(275,509)	(211,778)
Net deferred tax asset (liability)	$ (35,823)	$ (8,226)

We recognized income tax expense (benefit) of $18.0 million, $(14.3) million, and $(12.9) million during fiscal years 2011, 2010 and 2009, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was 6.7% in fiscal year 2011, 17.4% in fiscal year 2010 and 30.0% in fiscal year 2009.

Our effective tax rate on income or loss before tax for the fiscal years was lower than the United States federal statutory rate of 35% due to income or loss earned in jurisdictions where the tax rate is lower than the United States federal statutory tax rate of 35%, favorable recognition in these fiscal years of the U.S. federal research tax credit and the expiration of statues of limitations in certain non-U.S. jurisdictions for which we had not previously recognized related tax benefits.

As of January 30, 2011, we had a valuation allowance of $148.0 million related to state and certain foreign deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income and potential utilization limitations of tax attributes acquired as a result of stock ownership changes. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax asset as an income tax benefit during the period the realization occurred.

Our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $565.2 million as of January 30, 2011. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to utilize the with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 30, 2011, we had a federal net operating loss carryforward of $1.24 billion, combined state net operating loss carryforwards of $862.8 million, and combined foreign net operating loss carryforwards of $68 million. The federal net operating loss carryforwards will expire beginning in fiscal year 2021 and the state net operating loss carryforwards will begin to expire in fiscal year 2012 in accordance with the rules of each particular state. The foreign net operating loss carryforwards, of which $61.7 million is attributable to Germany, may be carried forward indefinitely, and the remaining amount of $6.3 million relates to other foreign jurisdictions that begin to expire in fiscal year 2012. As of January 30, 2011, we had federal research tax credit carryforwards of $284.1 million that will begin to expire in fiscal year 2018. We have other federal tax credit carryforwards of $1.3 million that will begin to expire in fiscal year 2012. The research tax credit carryforwards attributable to states is in the amount of $269.9 million, of which $260.3 million is attributable to the State of California and may be carried over indefinitely, and $9.6 million is attributable to various other states and will expire beginning in fiscal year 2012 according to the rules of each particular state. We have other state tax credit carryforwards of $4.3 million that will begin to expire in fiscal year 2012 and other foreign tax credit carryforwards of $2.9 million that will begin to expire in fiscal year 2013. Our tax attributes, net operating loss and tax credit carryforwards, remain subject to audit and may be adjusted for changes or modification in tax laws, other authoritative interpretations thereof, or other facts and circumstances. Utilization of federal, state, and foreign net operating losses and tax credit carryforwards may also be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state and foreign tax provisions. If any such limitations apply, the federal, states, or foreign net operating loss and tax credit carryforwards, as applicable, may expire or be denied before utilization.

As of January 30, 2011, United States federal and state income taxes have not been provided on approximately $904.3 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be indefinitely reinvested. We have not provided the amount of unrecognized deferred tax liabilities for temporary differences related to investments in our foreign subsidiaries as the determination of such amount is not practicable.

The Company has a tax holiday in effect for its business operations in India which will terminate in March 2011. This tax holiday provides for a lower rate of taxation on certain classes of income based on various thresholds of investment and employment in such jurisdiction. For fiscal years 2009 through 2011, the aggregate tax savings of this holiday was approximately $2.8 million with no material per-share impact in these years or approximately $0.9 million per year.

As of January 30, 2011, we had $121.0 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. However, included in the unrecognized tax benefits that would affect our effective tax rate if recognized of $121.0 million is $26.6 million and $0.2 million related to state and foreign income tax, respectively, that, if recognized, would be in the form of a carryforward deferred tax asset that would likely attract a full valuation allowance. The $121.0 million of unrecognized tax benefits as of January 30, 2011 consists of $46.4 million recorded in non-current income taxes payable and $74.6 million reflected as a reduction to the related deferred tax assets.

A reconciliation of unrecognized tax benefits is as follows:

	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Balance at beginning of period	$109,765	$ 95,319	$77,791
Increases in tax positions for prior years	—	351	6,297
Decreases in tax positions for prior years	(3,585)	(131)	(272)
Increases in tax positions for current year	18,628	18,342	13,622
Settlements	(358)	—	(181)
Lapse in statute of limitations	(3,416)	(4,116)	(1,938)
Balance at end of period	$121,034	$109,765	$95,319

We classify an unrecognized tax benefit as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 30, 2011 and January 31, 2010, and January 25, 2009, we had accrued $11.2 million, $11.2 million, and $11.8 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our unrecognized tax benefits. As of January 30, 2011, non-current income taxes payable of $57.6 million consists of unrecognized tax benefits of $46.4 million and the related interest and penalties of $11.2 million.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 30, 2011, we do not believe that our estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. As of January 30, 2011, the material tax jurisdictions that are subject to examination include the United States, Hong Kong, Taiwan, China, India, and Germany and include our fiscal years 2004 through 2011. As of January 30, 2011, the material tax jurisdiction for which we are currently under examination include India for fiscal years 2003 through 2007.

Note 15—Stockholders' Equity

Stock Repurchase Program

Our Board of Directors has authorized us, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2013. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Securities Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

We did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock during the twelve months ended January 30, 2011. Through January 30, 2011, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 30, 2011, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to $1.24 billion through May 2013.

Apart from our Board authorized stock repurchases, we withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under our equity incentive program. During the twelve months ending January 30, 2011, we withheld approximately 1.1 million shares at a total cost of $16.1 million through net share settlements. Please refer to Note 3 of the Notes to the Consolidated Financial Statements for further discussion regarding our equity incentive plans.

Convertible Preferred Stock

As of January 30, 2011 and January 31, 2010, there were no shares of preferred stock outstanding.

Common Stock

At the Annual Meeting of Stockholders held on June 19, 2008, our stockholders approved an increase in our authorized number of shares of common stock to 2,000,000,000. The par value of our common stock remained unchanged at $0.001 per share.

Please refer to Note 2 of these Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer for certain employee stock options completed in March 2009.

Note 16—Employee Retirement Plans

We have a 401(k) Retirement Plan, or the 401(k) Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. Some of our non-US subsidiaries have defined benefit and defined contributions plans as required by local statutory requirements. Our costs under these plans have not been material.

Note 17—Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the last several fiscal years, we have operated and reported four major product-line operating segments to our CODM: the GPU business, the PSB, the MCP business, and the CPB. However, during the first quarter of fiscal year 2011, we began reporting internally the results of our former MCP segment along with the results of our GPU segment to reflect the way we manage the GPU business. Comparative periods presented reflect this change.

Our GPU business is comprised primarily of our GeForce discrete and chipset products which support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our CPB is comprised of our Tegra mobile products which support tablets, smartphones, personal media players, or PMPs, internet television, automotive navigation, and other similar devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

The "All Other" category includes non-recurring charges and benefits that we do not allocate to our operating segments as these items are not included in the segment operating performance measures evaluated by our CODM. During the year ended January 30, 2011, we entered into a new six-year cross licensing agreement with Intel and also mutually agreed to settle all outstanding legal disputes. For accounting purposes, the fair valued benefit prescribed to the settlement portion was $57.0 million and was considered a non-recurring benefit for the fiscal year 2011. Please refer to Note 4 of the Notes to the Consolidated Financial Statements for further discussion regarding the patent cross license agreement with Intel. Non-recurring charges related to our cash tender offer to purchase certain employee stock options were $140.2 million for the year ended January 31, 2010. Please refer to Note 2 of the Notes to the Consolidated Financial Statements for further discussion regarding the cash tender offer. During the year ended January 25, 2009, we recorded a non- recurring charge of $26.9 million for restructuring and other charges associated with the termination of a development contract related to a new campus construction project we had put on hold. Please refer to Note 6 of the Notes to the Consolidated Financial Statements for further discussion regarding the restructuring and other charges.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

	GPU	PSB	CPB	All Other	Consolidated
Year Ended January 30, 2011:					
Revenue	$2,527,144	$818,552	$ 197,613	$ —	$3,543,309
Depreciation and amortization expense	$ 126,536	$ 26,711	$ 33,742	$ —	$ 186,989
Operating income (loss)	$ 30,154	$321,944	$(153,351)	$ 57,000	$ 255,747
Year Ended January 31, 2010:					
Revenue	$2,660,176	$510,223	$ 156,046	$ —	$3,326,445
Depreciation and amortization expense	$ 139,298	$ 28,443	$ 28,923	$ —	$ 196,664
Operating income (loss)	$ (13,487)	$148,953	$ (94,170)	$(140,241)	$ (98,945)
Year Ended January 25, 2009:					
Revenue	$2,595,149	$693,376	$ 136,334	$ —	$3,424,859
Depreciation and amortization expense	$ 125,366	$ 29,089	$ 30,568	$ —	$ 185,023
Operating income (loss)	$ (246,212)	$254,747	$ (52,367)	$ (26,868)	$ (70,700)

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
		(In thousands)	
Revenue:			
China	$1,223,199	$1,304,196	$1,087,739
Taiwan	936,797	883,137	974,077
Other Asia Pacific	519,473	406,286	601,480
Europe	261,421	203,760	321,117
United States	297,265	248,793	309,540
Other Americas	305,154	280,273	130,906
Total revenue	$3,543,309	$3,326,445	$3,424,859

The following table presents summarized information for long-lived assets by geographic region. Long lived assets consist of property and equipment and deposits and other assets and exclude goodwill and intangible assets.

	January 30, 2011	January 31, 2010
	(In thousands)	
Long-lived assets:		
United States	$529,797	$468,568
Taiwan	56,202	69,051
China	32,500	39,124
India	31,454	32,070
Europe	4,541	5,603
Other Asia Pacific	787	370
Total long-lived assets	$655,281	$614,786

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 30, 2011	January 31, 2010	January 25, 2009
Revenue:			
Customer A	12%	12%	7%
Customer B	8%	9%	8%
Customer C	6%	7%	11%

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	January 30, 2011	January 31, 2010
Accounts Receivable:		
Customer A	11%	10%
Customer B	6%	10%

Note 18—Fair Value of Cash Equivalents and Marketable Securities

We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Our Level 1 assets consist of our money market funds. We classify securities within Level 1 assets when the fair value is obtained from real time quotes for transactions in active exchange markets involving identical assets. Our available-for- sale securities are classified as having Level 2 inputs. Our Level 2 assets are valued utilizing a market approach where the market prices of similar assets are provided by a variety of independent industry standard data providers to our investment custodian. There were no significant transfers between Levels 1 and 2 assets for the year ended January 30, 2011. Level 3 assets are based on unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

Financial assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using	
	January 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Debt securities issued by U.S. Government agencies [1]	$ 532,597	$ —	$ 532,597
Corporate debt securities [2]	928,372	—	928,372
Mortgage-backed securities issued by Government-sponsored entities [3]	145,422	—	145,422
Money market funds [4]	132,586	132,586	—
Debt securities issued by United States Treasury [5]	437,012	—	437,012
Total assets	$2,175,989	$132,586	$2,043,403

(1) Includes $70.9 million in Cash Equivalents and $461.7 million in Marketable Securities on the Consolidated Balance Sheet.

(2) Includes $107.1 million in Cash Equivalents and $821.3 million in Marketable Securities on the Consolidated Balance Sheet.

(3) Included in Marketable Securities on the Consolidated Balance Sheet.

(4) Included in Cash Equivalents on the Consolidated Balance Sheet.

(5) Includes $40.2 million in Cash Equivalents and $396.8 million in Marketable Securities on the Consolidated Balance Sheet.

During fiscal year 2011, we recovered $3.1 million of the other than temporary impairment charge previously recorded, for the International Reserve Fund. The money market investment in the International Reserve Fund, was valued at $13.0 million as of January 31, 2010, after a $5.6 million other than temporary impairment charge that we recorded during fiscal year 2009. We had previously, assessed the fair value of the money market funds by considering the underlying securities held by the International Reserve Fund. Due to the inherent subjectivity and the significant judgment involved in the valuation of our holdings of the International Reserve Fund, we have previously, classified these securities under the Level 3 fair value hierarchy. As a result of the final payout of our invested portion, we received $16.1 million in the fourth quarter of fiscal year 2011. Consequently, we have no securities classified under Level 3.

Reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs, or Level 3 inputs (in thousands):

Balance, beginning of period, January 31, 2010	$12,959
Transfer into Level 3	—
Other than temporary impairment	—
Redemption of funds	16,075
Gain recorded in other income	(3,116)
Balance, end of period, January 30, 2011	$ —

Note 19—Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial results, for the last eight fiscal quarters:

	Fiscal Year 2011 Quarters Ended			
	January 30, 2011 (A)	October 31, 2010	August 1, 2010 (B, C, D)	May 2, 2010
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$886,376	$843,912	$ 811,208	$1,001,813
Cost of revenue	$460,017	$451,850	$ 676,916	$ 545,436
Gross profit	$426,359	$392,062	$ 134,292	$ 456,377
Net income (loss)	$171,651	$ 84,862	$(140,961)	$ 137,594
Basic net income (loss) per share	$ 0.29	$ 0.15	$ (0.25)	$ 0.24
Diluted net income (loss) per share	$ 0.29	$ 0.15	$ (0.25)	$ 0.23

	Fiscal Year 2010 Quarters Ended			
	January 31, 2010	October 25, 2009 (E)	July 26, 2009 (F, G)	April 26, 2009 (H)
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$982,488	$903,206	$ 776,520	$ 664,231
Cost of revenue	$543,767	$511,423	$ 619,797	$ 474,535
Gross profit	$438,721	$391,783	$ 156,723	$ 189,696
Net income (loss)	$131,076	$107,577	$(105,302)	$(201,338)
Basic net income (loss) per share	$ 0.24	$ 0.20	$ (0.19)	$ (0.37)
Diluted net income (loss) per share	$ 0.23	$ 0.19	$ (0.19)	$ (0.37)

(A) Included $57.0 million benefit, as a result of the Company and Intel entering into a new six-year cross licensing agreement. Both parties also agreed to settle all outstanding legal disputes. Please refer to Note 13 of these Notes to Consolidated Financial Statements for details.

(B) Included $13.4 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($11.1 million) and legal expense ($2.3 million).

(C) Included $192.3 million warranty charge against cost of revenue arising from a weak die/packaging material set.

(D) Included $15.0 million charge related to a class action lawsuit settlement. Please refer to Note 13 of these Notes to Consolidated Financial Statements for details.

(E) Included $25.1 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($24.1 million) and legal expense ($1.0 million).

(F) Included $164.5 million warranty charge against cost of revenue arising from a weak die/packaging material set.

(G) Included $45.4 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set. Portions of the reimbursement are allocated to cost of revenue ($44.5 million) and legal expense ($0.9 million).

(H) Included non-recurring charges of $140.2 million for the stock option purchase completed in March 2009 related to personnel associated with cost of revenue, research and development and sales, general and administrative of $11.4 million, $90.5 million, and $38.3 million, respectively.

NVIDIA CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year ended January 30, 2011				
Allowance for doubtful accounts	$ 961	$ 875[1]	$ (1,047)[4]	$ 789
Sales return allowance	$ 15,369	$26,517[2]	$(26,837)[5]	$ 15,049
Deferred tax valuation allowance	$113,442	$34,574[3]	$ —	$148,016
Year ended January 31, 2010				
Allowance for doubtful accounts	$ 1,062	$ 550[1]	$ (651)[4]	$ 961
Sales return allowance	$ 17,336	$24,790[2]	$(26,757)[5]	$ 15,369
Deferred tax valuation allowance	$ 92,541	$20,901[3]	$ —	$113,442
Year ended January 25, 2009				
Allowance for doubtful accounts	$ 968	$ 608[1]	$ (514)[4]	$ 1,062
Sales return allowance	$ 18,724	$27,859[2]	$(29,247)[5]	$ 17,336
Deferred tax valuation allowance	$ 82,522	$10,019[3]	$ —	$ 92,541

(1) Allowances for doubtful accounts are charged to expenses.

(2) Represents allowance for sales returns estimated at the time revenue is recognized primarily based on historical return rates and is charged as a reduction to revenue.

(3) Represents change in valuation allowance primarily related to state deferred tax assets that management has determined not likely to be realized due, in part, to projections of future state taxable income.

(4) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(5) Represents allowance for sales returns written off.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of February 12, 2009	8-K	0-23985	3.1	2/19/2009
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant—Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 Nonstatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007
10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	10-Q	0-23985	10.15	12/7/2010
10.16+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Committee Service)	10-Q	0-23985	10.3	8/22/2007

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
10.18+	2007 Equity Incentive Plan—Non Statutory Stock Option (Initial Grant – Board Service)	10-Q	0-23985	10.4	8/22/2007
10.19+	2007 Equity Incentive Plan—Non-Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.1	8/20/2009
10.20+	2007 Equity Incentive Plan—Non Statutory Stock Option	8-K	0-23985	10.20	9/13/2010
10.21+	2007 Equity Incentive Plan—Incentive Stock Option	8-K	0-23985	10.21	9/13/2010
10.22+	2007 Equity Incentive Plan—Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement	10-Q	0-23985	10.22	12/07/2010
10.23+	Fiscal Year 2011 Variable Compensation Plan	8-K	0-23985	10.1	5/5/2010
10.24+	Fiscal Year 2010 Variable Compensation Plan	8-K	0-23985	10.1	4/8/2009
10.25+	David L. White Offer Letter, dated January 28, 2009	8-K	0-23985	10.1	2/27/2009
10.26	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.27	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.28	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.29	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.31+	Fiscal Year 2011 Variable Compensation Plan (as amended September 7, 2010)	10-Q	0-23985	10.31	12/7/2010
10.32	Memory Controller Patent License Agreement Between Rambus Inc. and NVIDIA Corporation, dated August 12, 2010	10-Q	0-23985	10.32	12/7/2010
10.33	Second Amendment to Lease, dated August 18, 2010 between NVIDIA Corporation and Sobrato Interests III for Building A	10-Q	0-23985	10.33	12/7/2010
10.34	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building B	10-Q	0-23985	10.34	12/7/2010
10.35	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building C	10-Q	0-23985	10.35	12/7/2010
10.36	Second Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building D	10-Q	0-23985	10.36	12/7/2010

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
10.37	Patent Cross License Agreement dated as of January 10, 2011, between NVIDIA Corporation and Intel Corporation	8-K	0-23985	10.1	01/10/2011
10.38	Tranisition and Consulting Agreement, dated March 15, 2011, between David L.White and NVIDIA Corporation	8-K	0-23985	10.1	03/15/2011
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
101.INS*±	XBRL Instance Document				
101.SCH*±	XBRL Taxonomy Extension Schema Document				
101.CAL*±	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*±	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*±	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE*±	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed Herewith

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

± Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data

Form 10-K

files after becoming aware that the interactive data files fails to comply with the submission requirements. These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, are deemed not filed for purposes of section 18 of the Exchange Act and otherwise are not subject to liability under these sections.

Copies of above exhibits not contained herein are available to any stockholder upon written request to:

Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2011.

NVIDIA Corporation

By: /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and David L. White, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2011
/s/ DAVID L. WHITE David L. White	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2011
/s/ TENCH COXE Tench Coxe	Director	March 16, 2011
/s/ MARK STEVENS Mark Stevens	Director	March 16, 2011
/s/ JAMES C. GAITHER James C. Gaither	Director	March 16, 2011
/s/ HARVEY C. JONES Harvey C. Jones	Director	March 16, 2011
/s/ MARK L. PERRY Mark L. Perry	Director	March 16, 2011
/s/ WILLIAM J. MILLER William J. Miller	Director	March 16, 2011
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	March 16, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of February 12, 2009	8-K	0-23985	3.1	2/19/2009
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant—Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 Nonstatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007
10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	10-Q	0-23985	10.15	12/7/2010
10.16+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Committee Service)	10-Q	0-23985	10.3	8/22/2007

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
10.18+	2007 Equity Incentive Plan—Non Statutory Stock Option (Initial Grant – Board Service)	10-Q	0-23985	10.4	8/22/2007
10.19+	2007 Equity Incentive Plan—Non-Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.1	8/20/2009
10.20+	2007 Equity Incentive Plan—Non Statutory Stock Option	8-K	0-23985	10.20	9/13/2010
10.21+	2007 Equity Incentive Plan—Incentive Stock Option	8-K	0-23985	10.21	9/13/2010
10.22+	2007 Equity Incentive Plan—Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement	10-Q	0-23985	10.22	12/07/2010
10.23+	Fiscal Year 2011 Variable Compensation Plan	8-K	0-23985	10.1	5/5/2010
10.24+	Fiscal Year 2010 Variable Compensation Plan	8-K	0-23985	10.1	4/8/2009
10.25+	David L. White Offer Letter, dated January 28, 2009	8-K	0-23985	10.1	2/27/2009
10.26	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.27	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.28	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.29	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.31+	Fiscal Year 2011 Variable Compensation Plan (as amended September 7, 2010)	10-Q	0-23985	10.31	12/7/2010
10.32	Memory Controller Patent License Agreement Between Rambus Inc. and NVIDIA Corporation, dated August 12, 2010	10-Q	0-23985	10.32	12/7/2010
10.33	Second Amendment to Lease, dated August 18, 2010 between NVIDIA Corporation and Sobrato Interests III for Building A	10-Q	0-23985	10.33	12/7/2010
10.34	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building B	10-Q	0-23985	10.34	12/7/2010
10.35	Third Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building C	10-Q	0-23985	10.35	12/7/2010
10.36	Second Amendment to Lease, dated August 18, 2010, between NVIDIA Corporation and Sobrato Interests III for Building D	10-Q	0-23985	10.36	12/7/2010

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing Date
10.37	Patent Cross License Agreement dated as of January 10, 2011, between NVIDIA Corporation and Intel Corporation	8-K	0-23985	10.1	01/10/2011
10.38	Tranisition and Consulting Agreement, dated March 15, 2011, between David L.White and NVIDIA Corporation	8-K	0-23985	10.1	03/15/2011
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
101.INS*±	XBRL Instance Document				
101.SCH*±	XBRL Taxonomy Extension Schema Document				
101.CAL*±	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*±	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*±	XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE*±	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed Herewith

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

± Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, are deemed not filed for purposes of section 18 of the Exchange Act and otherwise are not subject to liability under these sections.

Copies of above exhibits not contained herein are available to any stockholder upon written request to:

Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

BOARD OF DIRECTORS

Jen-Hsun Huang
Co-founder, President and Chief Executive Officer, NVIDIA Corporation

Tench Coxe
Managing Director, Sutter Hill Ventures

James C. Gaither
Managing Director, Sutter Hill Ventures

Harvey C. Jones
Private Venture Capitalist

William J. Miller (Lead Director)
Independent Director and Consultant

Mark L. Perry
President and Chief Executive Officer, Aerovance, Inc.

Brooke Seawell
Venture Partner, New Enterprise Associates

Mark A. Stevens
Private Venture Capitalist

EXECUTIVE OFFICERS

Jen-Hsun Huang
Co-Founder, President and Chief Executive Officer

Chris A. Malachowsky
NVIDIA Fellow and Senior Vice President, Research

Jonah M. Alben
Senior Vice President, GPU Engineering

Karen Burns
Vice President and Interim Chief Financial Officer

Philip J. Carmack
Senior Vice President, Mobile Business Unit

Bill Dally
Chief Scientist

Dwight Diercks
Senior Vice President, Software Engineering

Jeff Fisher
Senior Vice President, GeForce Business Unit

Frank Fox
Senior Vice President, Consumer Electronics Engineering

Joseph D. Greco
Senior Vice President, VLSI Engineering

Michael W. Hara
Senior Vice President, Investor Relations

Gary Hicok
Senior Vice President, Mobile Business Unit

Brian M. Kelleher
Senior Vice President, GPU Engineering

David B. Kirk
NVIDIA Fellow

Tommy Lee
Senior Vice President, Systems and Application Engineering

Jay Puri
Executive Vice President, Worldwide Sales

David M. Shannon
Executive Vice President, General Counsel and Secretary

Debora Shoquist
Executive Vice President, Operations

Tony Tamasi
Senior Vice President, Content and Technology

Daniel F. Vivoli
Senior Vice President

Bob Worrall
Senior Vice President and Chief Information Officer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
10 Almaden Boulevard, Suite 1600
San Jose, California 95113

GENERAL LEGAL COUNSEL

Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
235 Montgomery Street, 23rd Floor
San Francisco, California 94104
Email: shrrelations@mellon.com
Website: www.bnymellon.com
Phone: 800-356-2017

ANNUAL MEETING

May 18, 2011 at 9:00 a.m.
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050
www.virtualshareholdermeeting.com/NVIDIA2011

FORM 10-K

A copy of NVIDIA's Form 10-K filed with the SEC will be made available to all shareholders at no charge. The Form 10-K also can be accessed through the SEC Web site (www.sec.gov) or through the NVIDIA Web site from the Investor Relations page (www.nvidia.com/ir). To receive a copy by mail please contact:

Investor Relations
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050
Email: ir@nvidia.com

WWW.NVIDIA.COM



NVIDIA CORPORATION
2701 San Tomas Expressway
Santa Clara, California 95050